As filed with the Securities and Exchange Commission on June 10, 2004

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

MK RESOURCES COMPANY

(Exact Name of Registrant as Specified in Its Charter)

Delaware	1000	82-0487047
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

60 East South Temple, Suite 1225

Salt Lake City, Utah 84111

(801) 297-6900

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

John C. Farmer

Chief Financial Officer and Secretary

MK RESOURCES COMPANY

60 East South Temple, Suite 1225

Salt Lake City, Utah 84111

(801) 297-6900

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Please address a copy of all communications to:

Andrea A. Bernstein, Esq. Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, NY 10153 (212) 310-8000	David J. Goldschmidt, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, NY 10036 (212) 735-3000

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of Shares to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Unit (2)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee
Common Stock, par value $0.01 per share	70,150,000	$2.63 per share	$184,494,500	$23,376

(1)	Includes 9,150,000 shares that the underwriters have the option to purchase to cover over-allotments, if any.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based on the average of the bid and asked prices of the common stock on the OTC Bulletin Board on June 7, 2004.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Registration Statement contains a prospectus relating to an offering of shares of our common stock in the United States, together with separate prospectus pages relating to an offering of shares of our common stock in Canada. The U.S. prospectus and the Canadian prospectus will be identical in all material respects. The complete U.S. prospectus is included herein and is followed by those pages to be used solely in the Canadian prospectus. Each of the alternate pages for the Canadian prospectus included in this registration statement has been labeled “Alternate Page for Canadian Prospectus.”

The information contained in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated June 10, 2004

61,000,000 Shares

MK Resources Company

Common Stock

$         per share

This is an offering of common stock. We are offering 61,000,000 shares of common stock.

Our shares of common stock are quoted on the OTC Bulletin Board under the symbol “MKAU.” We have applied to list our common stock on the American Stock Exchange and on the Toronto Stock Exchange under the symbol “MKA.” Listing our common stock on either exchange will be subject to meeting their respective minimum listing requirements. On June 8, 2004, the closing bid price of our common stock on the OTC Bulletin Board was $2.65 per share.

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 8.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds to MK Resources Company (before expenses)	$	$

We have granted an over-allotment option to the underwriters. Under this option, the underwriters may, on the same terms and conditions set forth above, elect to purchase a maximum of 9,150,000 additional shares from us within 30 days following the date of this prospectus to cover over-allotments.

The underwriters expect to deliver the shares to purchasers on or about                 , 2004.

CIBC World Markets

                        , 2004.

Prospectus Summary

This summary highlights key aspects of the information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. The estimates of our proven and probable reserves included in this prospectus are as reported in the technical report prepared for us by Pincock, Allen & Holt, or PAH, an independent engineering company. Many of the terms used in our industry are technical in nature. We have included a glossary that explains technical terms we use in this prospectus. You should read this entire prospectus carefully, especially the risks of investing in our common stock discussed under “Risk Factors,” before making an investment decision. In this prospectus, unless otherwise noted, the terms “we,” “our” and “us” refer to MK Resources Company and its subsidiaries.

References in this prospectus to “$” are to U.S. dollars, and references to “€” are to euros. Various amounts in this prospectus are quoted in euros and converted into U.S. dollars. All U.S. dollar/euro conversion amounts were converted using the currency exchange rate in effect on June 1, 2004, which was approximately 0.8190 per U.S. dollar, except for amounts included in our consolidated financial statements and the related notes that are included in this prospectus that were converted in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.

Our Company

Overview

We are in the business of exploring for, acquiring, developing and mining mineral properties. Our principal asset is the Las Cruces project, a high-grade copper deposit located in Spain that is currently undergoing the final stages of pre-production permitting, surface land acquisition, financing and initial project development. Las Cruces is to be an open pit mine with a hydrometallurgical process plant allowing for on-site cathode copper production.

Based on the PAH technical report that reviewed and confirmed the independent feasibility study completed by DMT-Montan Consulting GmbH and Outokumpu Technology Group in 2003, we expect the Las Cruces project to produce approximately 66,000 tonnes of cathode copper per year at a cash operating cost of €0.33, or approximately $0.40, per pound of copper for 15 years, placing the project among the world’s lowest cost copper producers.

In addition, we are involved in exploration programs in Spain and Nevada. We also have interests in two former producing gold mines in California that have exhausted their reserves and closed.

As our current focus is on the development of the Las Cruces project and exploration of other properties, we will not have positive cash flow from operations before production of refined copper begins at the Las Cruces project.

Our senior management team has significant mining industry experience. Prior to their employment with us, they held management positions with major mining companies, including Kennecott Corporation, now known as Kennecott Utah Copper Corporation, a subsidiary of the Rio Tinto Group, Noranda Inc., Homestake Mining Co., ASARCO Incorporated, Cyprus Minerals Company, AMAX Inc. and Placer Dome Inc. This experience includes design, construction and modernization experience with large copper mines, such as the Bingham Canyon, Chino, Gibraltar, Cyprus Pima and Cyprus Bagdad copper mines.

We were incorporated in 1990 as MK Gold Company. We changed our name in June 2004 to MK Resources Company. Our principal executive office is located at 60 East South Temple, Suite 1225, Salt Lake City, Utah 84111 and our telephone number is (801) 297-6900. Leucadia National Corporation owns approximately 72.5% of our common stock and will own approximately 27.6% after the consummation of this offering.

Corporate Strategy and Strengths

Our near-term corporate strategy is to successfully design, finance and develop a mine and processing facility and commence copper production at the Las Cruces project.

We believe we offer investors opportunities associated with:

•	increasing demand for copper in a global economy;

•	a high-grade, copper deposit with cash costs anticipated to place the project among the lowest-cost copper producers in the world;

•	a 15-year mine life producing an expected 66,000 tonnes of cathode copper per year;

•	a stable political base with respect to mining operations in the European Union;

•	a strong European copper market currently experiencing a deficit in European refined copper production; and

•	a strong, proven management team.

With the Las Cruces project founding the basis for growth, our long-term focus is to acquire, develop and mine additional mineral properties, with a near-term focus on additional copper deposits. We currently have exploration programs in Nevada and Spain, and we intend to continue to examine other opportunities for the exploration or acquisition of mineral properties in other parts of the world.

Reserves

The following table summarizes the reserves for the Las Cruces project. In the opinion of PAH, the reported reserves are reasonable based on the economics used. See “Business—Ore Reserves.”

Description	Las Cruces Reserves (1)
	Tonnes (thousands)	Grade (% Cu)	Contained Pounds Cu (millions)

Proven Reserves	13,938	6.897	2,119.3
Probable Reserves	1,432	6.416	202.6
Other Dilution	602	0.574	7.6
Total	15,972	6.62	2,329

(1)	Diluted Mineable Ore reserves calculated at $0.76 per pound of copper and a 1.0% copper cutoff. The ore reserves were estimated in accordance with the JORC Code (the 1999 Australasian Code for Reporting of Mineral Resources and Ore Reserves (prepared by the Joint Ore Reserves Committee of the Australian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Mineral Council of Australia)) and are identical in the case of the Las Cruces project to reserve estimates under Industry Guide 7 of the Securities Act of 1933, or the “Securities Act.”

Project Feasibility

Based on the independent review by PAH of the DMT-Outokumpu feasibility study, we expect the Las Cruces project to produce approximately 66,000 tonnes of cathode copper per year at a cash operating cost of €0.33, or approximately $0.40, per pound of copper, for an anticipated mine life of 15 years at an estimated initial capital expenditure of approximately €280 million, or approximately $342 million.

The tables below, which are derived from the technical report prepared by PAH, indicate the net present value, or NPV, of the Las Cruces project at various copper prices, discount rates and U.S. dollars and euro exchange rates to highlight the NPV sensitivity of the Las Cruces project to each using reserve estimates included in this prospectus. The NPV is calculated on an unlevered basis, without regard for debt financing, is reduced by an estimate of taxes that will be payable in Spain and includes the discounted sums of the positive cash flows from production and the negative cash flows associated with initial project-development capital expenditure, on-going capital expenditures during the mine-life, reclamation and closure. For a description of the facts, assumptions and other information incorporated in the model used to produce these results, see “Business—Las Cruces Project—Project Feasibility.”

The tables below do not represent a forecast by us of copper prices, discount rates or euro/U.S. dollar exchange rates. For historical copper prices, see “Industry—Copper Prices” and for historical euro/U.S. dollar exchange rates see “Exchange Rate Information.” Additionally, while we believe that PAH had a reasonable basis for the reserve and other estimates used for the tables below, we cannot assure you that such estimates are accurate. See “Risk Factors—Risks Related to Our Business.”

The following table illustrates the NPV sensitivity of the Las Cruces project to copper prices and discount rates at a fixed exchange rate of 1.00 euro per U.S. dollar.

Sensitivity of NPV to Copper Price

Discount Rate	Copper Price ($/lb)
	$0.80	$0.90	$1.00	$1.10	$1.20	$1.30
	(in millions of U.S. dollars)
6%	$215.8	$301.7	$386.6	$471.2	$555.1	$638.9
8%	155.1	229.6	303.0	376.2	448.3	520.6
10%	106.3	171.3	235.2	299.0	361.6	424.3
12%	66.8	123.9	180.0	235.9	290.6	345.4
14%	34.5	85.1	134.6	183.9	232.1	280.4

The following table illustrates the NPV sensitivity of the Las Cruces project to euro/U.S. dollar exchange rates and discount rates at a fixed copper price of $1.00/lb.

Sensitivity of NPV to Euro Conversion Rates

Discount Rate	Euro Conversion (Euros per Dollar)
	€0.80	€0.90	€1.00	€1.10	€1.20
	(in millions of U.S. dollars)
6%	$267.1	$334.1	$386.6	$429.4	$464.6
8%	191.7	254.3	303.0	342.8	375.4
10%	131.1	189.7	235.2	272.5	302.9
12%	81.9	137.1	180.0	215.0	243.6
14%	41.9	94.1	134.6	167.7	194.7

The following table illustrates the NPV sensitivity of the Las Cruces project to the euro/U.S. dollar exchange rate and copper price at a fixed discount rate of 10%.

Sensitivity of NPV at 10% Discount Rate to Copper Price and Euro Conversion

Euro Conversion (Euros/Dollar)	Copper Price $/lb
	$0.80	$0.90	$1.00	$1.10	$1.20	$1.30
	(in millions of U.S. dollars)
€1.20	$176.2	$239.8	$302.9	$365.5	$428.3	$490.9
€1.10	144.5	208.7	272.5	335.3	397.9	460.7
€1.00	106.3	171.3	235.2	299.0	361.6	424.3
€0.90	58.3	124.5	189.7	253.4	317.2	379.9
€0.80	(2.7)	64.9	131.1	196.3	260.2	324.0

The following table illustrates the internal rate of return, or IRR, sensitivity of the Las Cruces project to copper prices and the euro/U.S. dollar exchange rate. Internal rate of return is a discount rate at which the present value of the future cash flows of an investment equals the cost of the investment.

Sensitivity of IRR to Copper Price and Euro Conversion

(Euro Conversion (Euros/Dollar)	Copper Price ($/lb)
	$0.80	$0.90	$1.00	$1.10	$1.20	$1.30
€1.20	23%	27%	30%	34%	37%	41%
€1.10	20%	24%	27%	31%	34%	37%
€1.00	17%	20%	24%	27%	30%	33%
€0.90	13%	17%	20%	24%	27%	29%
€0.80	10%	13%	17%	20%	23%	25%

Based on the positive results of the DMT-Outokumpu feasibility study, our board of directors decided to proceed with the development of the Las Cruces project and to obtain the necessary financing. We intend to finance the project through a combination of project debt financing, the proceeds from this offering and government subsidies.

The Offering

Common stock offered	61,000,000 shares

Common stock to be outstanding after this offering	98,525,649 shares

Use of proceeds

We estimate that our net proceeds from this offering will be approximately $150,909,250 after deducting estimated underwriting discounts and expenses ($173,823,138 if the underwriters exercise their over-allotment option in full). We expect to use the net proceeds from this offering to finance a portion of the development costs of the Las Cruces project.

Leucadia is not selling any shares in this offering and, accordingly, will not receive any of the proceeds therefrom. We may use a portion of the proceeds, however, to make interest payments to Leucadia in connection with our existing credit facility with Leucadia.

Additional Financing

Upon completion of this offering, we intend to enter into a new credit facility with a consortium of leading international banks experienced in mining project financing. We have retained Cutfield Freeman & Co. Ltd., a consulting firm specializing in mining finance, to assist us, and they are currently in parallel discussions with a number of such banks. We expect that we will be required by such banks to amend our existing credit facility with Leucadia to provide that it will be subordinated to the new facility and that any repayment of the Leucadia facility will be restricted to available cash provided by operations. Alternatively, we have requested, and Leucadia is considering, converting all or a portion of our outstanding debt under our existing credit facility with Leucadia into shares of our common stock, simultaneously with the consummation of this offering, at the price at which we are offering shares pursuant to this prospectus.

OTC Bulletin Board symbol	“MKAU”

Proposed American Stock Exchange and Toronto Stock Exchange Symbol	“MKA”

Unless we indicate otherwise, all information in this prospectus assumes:

•	an offering price of $2.65 per share (the closing bid price for our common stock on the OTC Bulletin Board on June 8, 2004); and

•	no exercise by the underwriters of their option to purchase up to 9,150,000 additional shares of common stock from us to cover over-allotments, if any.

The number of shares of common stock to be outstanding after this offering is based on the number of shares of common stock outstanding as of June 8, 2004, and excludes:

•	2,105,000 shares issuable upon exercise of stock options outstanding as of that date under our Stock Incentive Plan, the Amended and Restated MK Gold Company Stock Option Plan for Non-Employee

Directors and the MK Gold Company Stock Incentive Plan for Non-Employee Directors, which, collectively, we refer to as our Option Plans, with a weighted average exercise price of $1.66 per share;

•	587,034 shares available as of that date for future grant or issuance pursuant to our Option Plans, as applicable; and

•	18,113,208 shares issuable to Leucadia if we convert all of the debt outstanding under our existing credit facility with Leucadia into shares of our common stock at the assumed public offering price above.

Risk Factors

You should carefully consider the information under the heading “Risk Factors” and all other information in this prospectus before investing in our common stock.

Summary Consolidated Financial Data

(in thousands, except share amounts and per share data)

The following table presents summary consolidated historical financial data for the years ended December 31, 2001, 2002 and 2003 and the three months ended March 31, 2003 and 2004. We derived the summary consolidated financial data from our audited consolidated annual financial statements and unaudited consolidated interim financial statements and the related notes appearing elsewhere in this prospectus. The unaudited consolidated financial statements include all other nominal recurring adjustments that we consider necessary for a fair presentation of our results of operations and financial condition. You should read the following summary consolidated financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical consolidated financial statements and the related notes included elsewhere in this prospectus. The as adjusted balance sheet data gives effect to our sale of 61,000,000 shares of common stock in this offering, after deducting underwriting discounts and expenses of the offering estimated to be $10,740,750.

	Year ended December 31,			Three months ended March 31,
	2001	2002	2003	2003	2004

Statement of Operations Data
Revenue:
Product sales	$6,002	$4,841	$1,441	$425	$339
Mining services	1,297	—	—	—	—

Total revenue	7,299	4,841	1,441	425	339
Gross profit (loss):
Product sales	550	2,612	858	295	137
Mining services	(154)	—	—	—	—
Project development	(665)	(279)	(565)	(98)	(62)

Total gross profit (loss)	(269)	2,333	293	197	75
Exploration costs	(717)	(674)	(523)	(120)	(77)
General and administrative expenses	(2,413)	(1,662)	(2,492)	(441)	(775)
Loss From Operations	$(3,197)	$(227)	$(2,616)	$(362)	$(776)
Net Income (Loss)	$(3,179)	$(153)	$201	$(342)	$(572)
Basic and Diluted Net Income (Loss) Per Share	$(0.09)	$(0.00)	$0.01	$(0.01)	$(0.02)
Weighted average shares outstanding:
Basic	37,350,060	37,395,649	37,425,457	37,395,649	37,525,649
Diluted	37,350,060	37,395,649	37,437,899	37,395,649	37,525,649

Other Financial Data
Depreciation, depletion, and amortization:
Product Sales	$653	$6	$5	$—	$3
Mining services	6	—	—	—	—
Capital expenditures	4,777	3,505	8,116	1,161	3,836

	As of March 31, 2004
	Actual	As adjusted

Balance Sheet Data
Cash and cash equivalents	$2,597	$153,506
Total assets	91,196	242,105
Line of credit-Leucadia National Corporation	46,000	46,000
Stockholders’ equity	38,694	189,603

Risk Factors

You should carefully consider the risks described below, as well as the other information in this prospectus, before making a decision to invest in our common stock. The occurrence of any of the following risks could harm our business and prospects and cause the trading price of our shares to decline, perhaps significantly.

Risks Related to Our Business

Our profitability depends entirely on the success of our Las Cruces project.

We are focused primarily on the development of our Las Cruces project. Accordingly, our profitability depends entirely upon the successful development and operation of this project. We are currently incurring losses and we expect to continue to incur losses until copper production begins at the Las Cruces project. The revenues we receive from residual gold production in connection with reclamation activities at the Castle Mountain mine, which we expect to end during 2004, are insufficient to cover our operating expenses. We cannot assure you that we will achieve production at the Las Cruces project or that we will ever be profitable even if production is achieved. The failure to successfully develop the Las Cruces project would have a material adverse effect on our financial condition, results of operations and cash flows. Even if we are successful in achieving production, an interruption in operations at Las Cruces that prevents us from extracting ore from the Las Cruces project for any reason would have a material adverse impact on our business.

We will need substantial additional financing to complete the development of the Las Cruces project.

We estimate that the initial capital costs for the development of the Las Cruces project are approximately €280 million, or approximately $342 million, including working capital, land purchases and contingencies, but excluding bonding requirements, inflation, interest and other financing costs. The estimated capital costs of the Las Cruces project are based on PAH’s review of the DMT-Outokumpu feasibility study, and those estimates could change after the detailed engineering process has been completed. In addition to this offering, we are exploring various debt financing alternatives for the balance of the projected costs and expenses of the Las Cruces project. Upon completion of this offering, we intend to enter into a new credit facility with a consortium of leading international banks experienced in mining project financing. We will also have to amend our existing credit facility with Leucadia to permit our entering into the new facility. We cannot assure you that we will be able to obtain the necessary financing for the Las Cruces project on favorable terms or at all. Additionally, if the actual costs to complete the development of the Las Cruces project are significantly higher than we expect, we may not have enough funds to cover these costs and we may not be able to obtain other sources of financing. The failure to obtain all necessary financing would prevent us from achieving production at the Las Cruces project and impede our ability to become profitable.

We depend on government subsidies to partially fund the Las Cruces Project.

The European Commission has approved the grant by the Spanish central and regional governments of subsidies to us in connection with the Las Cruces project of €52.8 million, or approximately $64.5 million. We base estimates regarding the potential for economic copper production at, timing for development of, and the amount of financing required for, the Las Cruces project on the assumption that we will receive the entire €52.8 million approved by the European Commission, which includes €47.5 million of subsidies previously granted to us. We cannot predict, however, the amount of subsidies we will actually receive, if any. Furthermore, we must meet several conditions to receive the €47.5 million in previously granted subsidies. Our ability to satisfy these conditions depends on, among other things, our ability to obtain financing, and we cannot predict when, if at all, we will be able to satisfy these conditions. In order for us to receive the subsidies, the Spanish central and regional governments required us to have incurred 25% of a targeted amount of capital expenditures relating to the project by March 27, 2004 and the remaining 75% by March 27, 2006. Since we did not receive all of the necessary permits and financing by the 2004 deadline, we were not in a position to incur the requisite capital expenditures and, accordingly, did not meet this condition at that time. We have applied for an extension of the March 27, 2004 deadline, but we cannot assure you that an extension will be granted. If we are unable to obtain an extension of this deadline or fail to meet future deadlines without obtaining extensions, we will lose the right to receive these subsidies. In addition, to the extent that we have received any subsidies, we will be required to return them, with interest, to the Spanish central and regional governments. The loss of the subsidies would significantly increase our costs to develop the Las Cruces project and would require us to obtain additional funds from other sources, which may not be available on favorable terms or at all. If we do not receive the amount of subsidies that we expect, it could delay the development of the Las Cruces project and reduce its profitability.

The development of the Las Cruces project may be delayed.

We have experienced delays in developing the Las Cruces project, and we may experience further delays. These delays may affect the timing of development of the project, and could increase its development costs, affect its economic viability, or prevent us from completing its development.

The timing of development of the Las Cruces project depends on many factors, some of which are beyond our control, including the:

•	timely issuance of permits and municipal licenses;

•	procurement of additional financing beyond this offering;

•	acquisition of surface land and easement rights required to develop and operate the project, particularly if we are required to acquire surface land through expropriation in connection with our mining concession;

•	completion of basic engineering; and

•	construction of the project.

Adverse political and environmental developments in Spain could also delay or preclude the issuance of permits or the expropriation of land necessary to develop the Las Cruces project. In addition, factors such as fluctuations in the market price of copper and in foreign exchange or interest rates, as well as international political unrest, could adversely affect our ability to obtain adequate financing to fund the development of the project.

We may not be able to obtain or renew all of the permits necessary to develop and operate the Las Cruces project.

Pursuant to Spanish law, we must obtain various permits in connection with the operation and development of the Las Cruces project. While we have secured several key permits, including the mining concession, we must obtain a variety of licenses or permits, including air quality control, water, electrical, steam deflection, hydraulic public domain utilization and municipal licenses. Additionally, under the Spanish appeals system, licenses and concessions granted for the Las Cruces project are subject to appeals. If the Spanish authorities were to rule in favor of the party lodging the appeal, the concession or license, in certain cases, could be voided. In addition to requiring permits for the development of the mine, we will need to obtain permits during the life of the project. Obtaining and renewing the necessary governmental permits is a complex and time-consuming process. We cannot assure you that all the permits will be granted to us or whether we will be able to fulfill all the requirements imposed pursuant to these permits. The failure to obtain the necessary permits or meet their requirements could delay development, increase our costs or, in some cases, require us to discontinue operating the mine.

Our business may be negatively affected by inaccurate estimates of our ore reserves.

The ore reserve figures for the Las Cruces project presented in this prospectus are estimates, and we cannot assure you that we will recover the indicated levels of copper. Reserve estimates are imprecise and depend on geological analysis based partly on statistical inferences drawn from drilling and sample analysis, which may prove unreliable, and assumptions about operating costs and copper prices. Valid estimates may change significantly when new information becomes available. The reserve estimates for the Las Cruces project are based on, among other things, an assumed long-term copper price of $0.76 per pound of copper, a cut-off grade of 1.00% copper and projected average cash operating costs of €0.33, or approximately $0.40, per pound of copper, based on the technical report prepared by PAH. These assumptions may not be accurate and increases in production costs, fluctuations in the market price of copper or changes in grade estimates may result in changes to our reserve estimates.

Because we have not begun production at the Las Cruces project, there is additional risk that we may need to reduce or adjust the reserves and the extent of mineralization (including grade estimates) for the Las Cruces project based upon actual production experience. A material reduction in the estimates of our reserves, or in our ability to extract these reserves, could require material write downs in investment in the Las Cruces project and increase amortization, reclamation and closure costs.

We may never achieve our production estimates.

We have prepared estimates of future copper production. We cannot assure you that we will ever achieve our production estimates or any production at all. Our production estimates depend on, among other things:

•	the accuracy of our reserve estimates;

•	the accuracy of assumptions regarding ore grades and recovery rates;

•	ground conditions and physical characteristics of the mineralization, such as hardness and the presence or absence of particular metallurgical characteristics;

•	the accuracy of estimated rates and costs of mining and processing; and

•	our ability to obtain all permits and construct a processing facility at Las Cruces.

Our actual production may vary from our estimates if any of these assumptions prove to be incorrect. With respect to the Las Cruces project, we do not have the benefit of actual mining and production experience in verifying our estimates, which increases the likelihood that actual production results will vary from the estimates.

Copper price volatility may reduce our revenues and operating profits.

Our future profitability and long-term viability will depend, in large part, on the market price of copper. Market prices for copper are volatile and are affected by numerous factors beyond our control, including expectations regarding inflation, global and regional demand, speculative activities, political and economic conditions and production costs in major copper-producing regions. The aggregate effect of these factors on copper prices is impossible for us to predict. A $0.01 decrease in the price per pound of copper could reduce the annual cash flows from the Las Cruces project by up to $1 million. A decrease in copper prices could adversely affect our ability to finance the development of the Las Cruces project.

We are subject to unpredictable fluctuations in currency exchange rates that may negatively affect the profitability of the Las Cruces project.

Because Spain is a member of the European Monetary Union, we will incur a substantial portion of the development and operating costs associated with the Las Cruces project in euros. Our estimated capital costs for the Las Cruces project are based in euros, whereas our current indebtednesses is, and the expected proceeds from this offering and other potential financing alternatives, as well as our future copper sales will be, in U.S. dollars. The amount of U.S. dollars necessary to fund the development and operating costs associated with the Las Cruces project is dependent on the euro to U.S. dollar exchange rate. Our expenses could be higher than our prior U.S. dollar estimates if the value of the U.S. dollar relative to the euro weakens. A 10% increase in the value of the euro relative to the U.S. dollar could increase our estimate of the cost to develop the Las Cruces project by $33 million. Exchange rates fluctuate, and we cannot predict what exchange rates will be over the course of the development and operation of the Las Cruces project. Any weakening in the exchange rate could adversely affect our business.

Unexpected and adverse changes in Spain or other foreign countries could result in project disruptions, increased costs and potential losses.

Increased international political instability, evidenced by the threat or occurrence of terrorist attacks, such as the September 11, 2001 attacks in the United States and the recent attacks in Madrid, Spain, heightened national security measures, uncertainties relating to the ongoing military action in Iraq and Afghanistan, strained international relations with North Korea and other countries, and conflicts in the Middle East, Asia and elsewhere may halt or hinder our ability to develop the Las Cruces project and conduct exploration activities. This increased instability may, for example, negatively impact the reliability and cost of transportation, negatively affect the desire of our employees to travel, adversely affect our ability to obtain adequate insurance at reasonable rates or require us to take extra security precautions. In addition, this international political instability has had, and may continue to have, negative effects on financial markets, which could adversely affect our ability to finance the development of the Las Cruces project.

Our substantial indebtedness could adversely affect our ability to operate our business.

We have a large amount of indebtedness compared to our equity capitalization, and we intend to raise a significant portion of the funds necessary to develop the Las Cruces project through additional debt financing. As a result, we will have significant debt service obligations that will limit our flexibility and impose significant restrictions on us. Our substantial indebtedness and the terms of our existing or future credit agreements or other instruments governing our indebtedness could make it more difficult for us to satisfy our debt covenants and debt service, lease payments and other obligations. Our indebtedness may also increase our vulnerability to general adverse economic and industry conditions and limit our ability to obtain additional financing to fund additional exploration or development projects, working capital, capital expenditures or other general corporate requirements. Our debt service obligations will reduce the availability of cash flow from operations for other purposes and limit our flexibility in planning for, or reacting to, changes in our business, the mining industry or metals prices. These restrictions and limitations may place us at a disadvantage compared to competitors with relatively lower amounts of debt.

Any increases in interest rates will increase the amount of interest we are obligated to pay under our credit facility with Leucadia. In addition, because we intend to finance a significant portion of the Las Cruces project through debt financing, increases in interest rates will increase our costs to finance the Las Cruces project and could significantly affect the profitability and long-term economic viability of the project.

Mining is inherently dangerous and subject to conditions or events beyond our control, which could have a material adverse effect on our business.

Mining at the Las Cruces mine involves various types of risks and hazards, including:

•	environmental hazards;

•	industrial accidents;

•	metallurgical and other processing problems;

•	unusual or unexpected rock formations;

•	structural cave-ins or slides;

•	flooding;

•	fires;

•	metals losses; and

•	periodic interruptions due to inclement or hazardous weather conditions.

These risks could result in damage to, or destruction of, mineral properties, production facilities or other properties, personal injury, environmental damage, delays in mining, increased production costs, monetary losses and possible legal liability. We may not be able to obtain insurance to cover these risks at economically feasible premiums. Insurance against certain environmental risks, including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from production, is not generally available to us or to other companies within the mining industry. We may suffer a material adverse effect on our business if we incur losses related to any significant events that are not covered by our insurance policies.

Our primary operations are subject to the risks of doing business in foreign countries.

Because our exploration and mine development activities are located primarily in foreign countries, principally the Las Cruces project in Spain and other exploration activities in Spain, as well as other countries, we are subject to risks associated with conducting business in a foreign country. These risks include:

•	uncertain political and economic environments;

•	limits on repatriation of earnings;

•	war, terrorism and civil disturbances;

•	expropriation or nationalization;

•	high rates of inflation;

•	submitting to the jurisdiction of a foreign court or panel or enforcing the judgment of a foreign court or arbitration panel against a sovereign nation within its own territory; and

•	forced modification of existing contracts and unenforceability of contractual rights.

Changes in mining or investment policies or shifts in the prevailing political climate in any of the countries in which we conduct exploration and development activities, or changes in U.S. regulations relating to foreign trade, investment and taxation, could adversely affect our business.

Our activities are subject to environmental laws and regulations that may increase our costs of doing business and may restrict our operations.

All of our exploration, development and production activities in Spain and the United States are subject to regulation by governmental agencies under various environmental laws. To the extent we conduct exploration activities or undertake new mining activities in other foreign countries, we will also be subject to environmental laws and regulations in those jurisdictions. These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species, and reclamation of lands disturbed by mining operations. Environmental legislation in many countries is evolving and the trend has been towards stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and increasing responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays and may cause material changes or delays in our intended activities. We cannot assure you that future changes in environmental regulations will not adversely affect our business, and it is possible that future changes in these laws or regulations could have a significant adverse impact on some portion of our business, causing us to re-evaluate those activities at that time.

We are subject to significant governmental regulations.

Our mining activities in Spain and the United States are subject to extensive federal, state, provincial, territorial and local laws and regulations governing various matters, including:

•	environmental protection;

•	management and use of toxic substances;

•	management of natural resources;

•	exploration, development of mines, production and post-closure reclamation;

•	export and import controls and restrictions;

•	price controls;

•	taxation;

•	labor standards and occupational health and safety, including mine safety; and

•	historic and cultural preservation.

The costs associated with compliance with these laws and regulations are substantial and possible future laws and regulations, or more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspensions of our operations and delays in the development of our properties, including the Las Cruces project. These laws and regulations may allow governmental authorities and private parties to bring lawsuits based upon damages to property and injury to persons resulting from the environmental, health and safety impacts of our past and current operations, and could lead to the imposition of substantial fines, penalties or other civil or criminal sanctions. In addition, our failure to comply strictly with applicable laws, regulations and local practices relating to permitting applications or reporting requirements could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners. Any such loss, reduction, expropriation or imposition of partners could have a materially adverse effect on our operations or business.

Our exploration activities may not be successful in identifying new projects.

We maintain a small exploration program to evaluate potential mining projects. Our ability to acquire and fund additional projects, however, is limited. In addition, there are uncertainties inherent in any mineral exploration program that could make it difficult for us to successfully acquire additional projects. These risks include the location of economically viable ore bodies, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and the construction of mining and processing facilities. Even if we identify and acquire an economically viable ore body, several years may elapse from the initial stages of development until we commence commercial production. We cannot assure you that our current exploration programs will result in any new commercial mining operations or yield new reserves to replace or expand current copper reserves.

The mining industry is an intensely competitive industry, and we may have difficulty effectively competing with other mining companies in the future.

Mines have limited lives and, as a result, we must continually seek to replace and expand our reserves through the acquisition of new properties. Significant competition exists for the acquisition of properties producing or capable of producing copper, gold and other metals. We may be at a competitive disadvantage in acquiring additional mining properties because we must compete with other individuals and companies, many of which may have greater financial resources and larger technical staffs than we have. As a result of this competition, we may be unable to acquire attractive mining properties on acceptable terms.

Our ability to operate our company effectively could be impaired if we lose key personnel.

We depend on the services of key executives, including G. Frank Joklik, our chairman and chief executive officer, and a small number of experienced executives and personnel focused on the development of the Las Cruces project. We have not entered into employment agreements with any key executives other than Francisco Fernando Fernandez Torres, the managing director of Cobre Las Cruces S.A., our wholly owned Spanish subsidiary. Additionally, the number of persons skilled in the development and operation of mining properties is limited and significant competition exists for these individuals. We cannot assure you that we will be able to employ key personnel or that we will be able to attract and retain qualified personnel in the future. We do not maintain “key person” life insurance to cover our executive officers. Due to the relatively small size of our company, our failure to retain or attract key personnel may delay or otherwise adversely affect the development of the Las Cruces project, which would have a material adverse effect on our business.

Risks Related to this Offering

Future sales of our common stock may adversely affect our stock price and our financing needs may have a dilutive impact on our stockholders.

Sales of a substantial number of our shares of common stock in the public market following this offering, or the perception that these sales could occur, could substantially decrease the market price of our common stock. All the shares sold in this offering will be freely tradable, other than shares sold to our affiliates, if any. Substantially all of the shares of our common stock held by our affiliates are available for resale in the U.S. public market in compliance with Rule 144 under the Securities Act of 1933, subject to the restrictions on sale or transfer during the lock-up period following the date of this prospectus. As restrictions on resale end, the market price of our common stock could drop significantly if the holders of these shares sell them or are perceived by the market as intending to sell them. We make no prediction as to the effect, if any, that future sales of common stock, or the availability of common stock for future sale, will have on the market price of our common stock prevailing from time to time.

If we are unable to enter into a new credit facility or do not receive the subsidies that we expect to receive from the Spanish central and regional governments, we may be required to raise additional capital by other means, including additional issuances of equity securities, which may have a dilutive effect on our existing stockholders.

As we do not anticipate paying cash dividends in the future, you should not expect any return on your investment except through appreciation, if any, in the value of our common stock.

You should not rely on an investment in our common stock to provide dividend income, as we do not plan to pay cash dividends on our common stock in the foreseeable future. Thus, if you are to receive any return on your investment in our common stock, it will come from the appreciation, if any, in the value of the common stock. The payment of future cash dividends, if any, will be reviewed periodically by our board of directors and will depend upon, among other things, conditions then existing, including our earnings, financial condition and capital requirements, restrictions in financing agreements, business opportunities and conditions, and other factors. Additionally, our existing credit facility restricts, and we expect our new credit facility to restrict, our ability to pay dividends.

Leucadia controls us and may have interests that differ from yours.

Leucadia owns approximately 72.5% of our outstanding common stock, and will own approximately 27.6% after the consummation of this offering. In addition, one of our five directors, Thomas E. Mara, our President, is also an executive officer of Leucadia. Accordingly, Leucadia has the ability to exercise significant influence over us. We also had, as of June 1, 2004, outstanding indebtedness of approximately $48 million under our credit agreement with Leucadia, which requires us to obtain its consent before taking certain actions, including incurring additional indebtedness. We cannot assure you that the interests of Leucadia will coincide with yours or the other holders of our common stock.

Our certificate of incorporation and by-laws include provisions that may discourage a takeover attempt.

Provisions contained in our certificate of incorporation and by-laws could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our stockholders. Provisions of our by-laws and certificate of incorporation impose various procedural and other requirements which could make it more difficult for stockholders to effect certain corporate actions. These provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock and may have the effect of delaying or preventing a change-in-control.

Our common stock may have a limited public market.

Shares of common stock that we are offering pursuant to this prospectus may have a limited public market. Although the shares are currently traded on the OTC Bulletin Board in the United States and we have applied to list our common stock on the Toronto Stock Exchange and American Stock Exchange, we cannot assure you that an active and liquid trading market will develop for our shares. Such a failure may have a material adverse impact on the market price of the shares and the ability of a purchaser to dispose of the shares in a timely manner or at all.

Special Note Regarding Forward-Looking Statements

This prospectus contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements concerning conditions in the mining industry, our plans and expectations regarding the Las Cruces project and concerning our business, financial condition, operating strategies, and our operational and legal risks. We use the words “believe,” “expect,” “anticipate,” “intend,” “future,” “plan” and other similar expressions to identify forward-looking statements. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus. These forward-looking statements are based on our current expectations and are subject to a number of risks and uncertainties, including those identified under “Risk Factors” and elsewhere in this prospectus. Although we believe that the expectations reflected in these forward-looking statements are reasonable, our actual results could differ materially from those expressed in these forward-looking statements, and any events anticipated in the forward-looking statements may not actually occur. Except as required by law, we undertake no duty to update any forward-looking statements after the date of this prospectus to conform those statements to actual results or to reflect the occurrence of unanticipated events.

Market and Other Data

Unless otherwise indicated, the market data contained in this prospectus, including copper price forecasts and related supply and demand forecasts, has been provided by CRU Strategies Limited, a consulting firm in the mining and metals industries. While we believe this data to be reasonable, market data is subject to change and cannot always be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any survey of market size. Forecasts are particularly likely to be inaccurate, especially forecasts for distant future events. As a result, you should be aware that market share and other similar data set forth in this prospectus, and estimates and beliefs based on such data, may not be reliable.

Exchange Rate Information

The following table sets forth, for each period indicated, the low and high exchange rates for U.S. dollars expressed in euros, the exchange rate at the end of each period and the average of the exchange rates for each month during each period, based on the noon buying rate in the City of New York for cable transfers in euros as certified for customs purposes by the Federal Reserve Bank of New York:

	Year ended December 31,					Three months ended March 31,
	1999	2000	2001	2002	2003	2003	2004

Low	€0.8466	€0.9676	€1.0488	€0.9537	€0.7938	€0.9040	€0.7780
High	0.9984	1.2092	1.1947	1.1636	0.9652	0.9652	0.8273
Period End	0.9930	1.0652	1.1235	0.9537	0.7938	0.9174	0.8135
Average	0.9387	1.0832	1.1173	1.0578	0.8833	0.9317	0.8001

On June 1, 2004, the exchange rate was $1.00 = €0.8190

Use of Proceeds

We estimate that the net proceeds from this offering will be approximately $150,909,250, or approximately $173,823,138 if the underwriters exercise their over-allotment option in full, after deducting underwriting discounts and our expenses of the offering estimated to be $10,740,750 ($12,074,363 if the underwriters exercise their over-allotment option in full).

We intend to use the net proceeds of this offering to finance a portion of the development of the Las Cruces project. Pending the use of the net proceeds as described above, we intend to invest the net proceeds in short-term investment grade obligations.

A portion of the net proceeds from this offering may be used to pay costs we incur in connection with entering into the new credit facility, as well as interest, including interest payments to Leucadia in connection with our existing credit facility, or commitment fees on both facilities. We do not expect that any net proceeds from this offering will be used to make principal payments on either the new credit facility or the Leucadia credit facility.

Leucadia is not selling any shares in this offering and, accordingly, will not receive any of the net proceeds therefrom, other than as set forth above.

Dividend Policy and Price Range of Common Stock

We have never declared or paid dividends on our common stock and we do not anticipate paying any dividends on our common stock in the foreseeable future. We currently expect to retain all earnings, if any, for investment in our business. We will pay dividends on our common stock only if and when declared by our board of directors. Our board’s ability to declare a dividend is subject to limits imposed by Delaware corporate law. In addition, our existing credit facility limits, and any new credit facility will likely limit, our ability to declare and pay dividends. In determining whether to declare dividends, the board will consider these limits, our financial condition, results of operations, working capital requirements, future prospects and other factors it considers relevant.

Our common stock is quoted on the OTC Bulletin Board under the symbol “MKAU.” We have applied to list our common stock on the American Stock Exchange and the Toronto Stock Exchange under the symbol “MKA.” Listing our common stock on either exchange will be subject to meeting their respective minimum listing requirements. Upon the successful listing on the American Stock Exchange, our common stock will no longer trade on the OTC Bulletin Board.

The following table sets forth for our common stock the high and low bid quotations per share and trading volume as reported by the OTC Bulletin Board for each of the quarters in the years ended December 31, 2002 and 2003 and for each of the months of 2004 (through June 7, 2004). The high and low bid quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

2002	High	Low	Volume

First Quarter	$0.60	$0.35	673,600
Second Quarter	1.00	0.41	1,329,400
Third Quarter	0.70	0.52	576,200
Fourth Quarter	0.54	0.31	967,400

2003

First Quarter	$0.52	$0.40	310,200
Second Quarter	0.80	0.43	915,800
Third Quarter	1.20	0.65	997,200
Fourth Quarter	1.53	1.06	681,136

2004

January	$2.15	$1.41	498,668
February	3.02	1.65	1,332,999
March	3.15	2.45	1,018,366
April	3.00	2.20	568,523
May	2.55	2.15	238,120
June (through June 7)	2.57	2.32	12,610

Capitalization

The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2003 on an actual basis and as of March 31, 2004 on:

•	an actual basis; and

•	an as adjusted basis to reflect the sale of 61,000,000 shares of our common stock in this offering, after deducting underwriting discounts and expenses of the offering estimated to be $10,740,750, and an increase in our authorized common stock to 125,000,000 shares, which was approved by our shareholders on May 5, 2004.

The capitalization information in the table below is qualified by, and should be read in conjunction with, our consolidated financial statements and related notes appearing elsewhere in this prospectus. The following table also assumes that the underwriters will not exercise their over-allotment option.

	As of December 31, 2003	As of March 31, 2004
	Actual	Actual	As Adjusted
	(in thousands, except share amounts)
Cash and cash equivalents	$2,634	$2,597	$153,506

Debt	$41,500	$46,000	$46,000
Stockholders’ equity:
Preferred stock (10,000,000 shares authorized; none issued)	—	—	—
Common stock (80,000,000 shares authorized, 37,545,500 shares issued and 37,525,649 outstanding as of December 31, 2003; 80,000,000 authorized, 37,545,500 shares issued and 37,525,649 outstanding at March 31, 2004; 125,000,000 authorized, 95,545,500 shares issued and 95,525,649 outstanding at March 31, 2004 on an as adjusted basis)	375	375	985
Capital in excess of par value	83,023	83,023	233,322
Accumulated deficit	(52,786)	(53,358)	(53,358)
Treasury stock at cost, 19,851 shares	(19)	(19)	(19)
Accumulated other comprehensive income	10,428	8,673	8,673

Total stockholders’ equity	41,021	38,694	189,603

Total capitalization	$82,521	$84,694	$235,603

The table above excludes:

•	2,105,000 shares issuable upon exercise of stock options outstanding under our Option Plans, with a weighted average exercise price of $1.66 per share;

•	587,034 shares available for future grant or issuance pursuant to our Option Plans, as applicable.

Selected Consolidated Financial Data

(in thousands, except share amounts, per share data and gold ounce and per ounce amounts)

You should read the following selected consolidated financial data with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited and unaudited consolidated financial statements and the related notes included elsewhere in this prospectus.

The consolidated statement of operations data for the years ended December 31, 2001, 2002 and 2003 and the consolidated balance sheet data as of December 31, 2002 and 2003 are derived from our consolidated financial statements that have been audited by PricewaterhouseCoopers LLP and are included elsewhere in this prospectus. The consolidated statement of operations data for the years ended December 31, 1999 and 2000 and the consolidated balance sheet data as of December 31, 1999, 2000 and 2001 are derived from our audited consolidated financial statements that are not included in this prospectus. The consolidated statement of operations data for the three months ended March 31, 2003 and 2004 and the consolidated balance sheet data as of March 31, 2003 and 2004 are derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements include all other nominal recurring adjustments that we consider necessary for a fair presentation of our results of operations and financial condition. Our historical results of operations are not necessarily indicative of the results for any future period.

	Year ended December 31,					Three months ended March 31,
	1999	2000	2001	2002	2003	2003	2004
Statement of Operations Data
Revenue
Product sales	$8,456	$11,314	$6,002	$4,841	$1,441	$425	$339
Mining services	11,023	6,088	1,297	—	—	—	—

Total revenue	19,479	17,402	7,299	4,841	1,441	425	339
Gross profit (loss)
Product sales	(351)	4,107	550	2,612	858	295	137
Mining services	2,430	434	(154)	—	—	—	—
Project development	—	(465)	(665)	(279)	(565)	(98)	(62)
Total gross profit (loss)	2,079	4,076	(269)	2,333	293	197	75
Exploration costs	(2,223)	(1,018)	(717)	(674)	(523)	(120)	(77)
General and administrative expenses	(1,766)	(1,975)	(2,413)	(1,662)	(2,492)	(441)	(775)
Income (Loss) From Operations	$(1,824)	$1,096	$(3,197)	$(227)	$(2,616)	$(362)	$(776)
Net Income (Loss)	$(1,504)	$1,017	$(3,179)	$(153)	$201	$(342)	$(572)
Basic and Diluted Net Income (Loss) Per Share	$(0.06)	$0.03	$(0.09)	$(0.00)	$0.01	$(0.01)	$(0.02)
Weighted average shares outstanding
Basic	23,417,325	37,320,000	37,350,060	37,395,649	37,425,457	37,395,649	37,525,649
Diluted	23,417,325	37,320,000	37,350,060	37,395,649	37,437,899	37,395,649	37,525,649
Balance Sheet Data at end of period
Cash and cash equivalents	$7,126	$999	$1,365	$1,426	$2,634	$992	$2,597
Total assets	59,941	60,323	60,441	70,355	90,158	73,018	91,196
Line of credit-Leucadia National Corp.	20,000	23,300	29,000	31,900	41,500	33,400	46,000
Stockholders’ equity	31,043	29,668	24,851	31,424	41,021	32,851	38,694

	Year ended December 31,					Three months ended March 31,
	1999	2000	2001	2002	2003	2003	2004
Other Financial Data
Depreciation, depletion, and amortization:
Product sales	$710	$485	$653	$6	$5	$—	$3
Mining services	102	28	6	—	—	—	—
Capital expenditures	43,807	10,632	4,777	3,505	8,116	1,161	3,836
Other Data
Gold ounces sold	25,000	32,100	19,900	15,510	3,900	1,200	835
Gold ounces produced	23,315	29,419	19,167	14,029	3,538	1,228	1,002
Gold ounces in inventory, at end of year	5,588	2,907	2,174	693	331	721	498
Average gold price realized (per ounce)	$289	$314	$277	$309	$363	$354	$406
Average spot gold price (per ounce) (a)	$279	$279	$271	$310	$363	$352	$409

(a)	London PM Fix

The following table sets out selected consolidated financial information for the quarters indicated. The selected consolidated financial information that follows has been derived from our consolidated financial statements.

	Three months ended
	March 31, 2002	June 30, 2002	September 30, 2002	December 31, 2002	March 31, 2003	June 30, 2003	September 30, 2003	December 31, 2003	March 31, 2004
Total revenue.	$1,471	$1,131	$1,506	$733	$425	$405	$281	$330	$339
Income (loss) from operations	(133)	65	361	(520)	(364)	(407)	(776)	(1,069)	(776)
Net income (loss)	317	236	(507)	(199)	(342)	1,649	(728)	(378)	(572)
Net income (loss) per share basic and diluted	$0.01	$0.01	$(0.01)	$(0.01)	$(0.01)	$0.04	$(0.02)	$(0.01)	$(0.02)

Industry

Copper Overview

Copper occurs naturally in the environment in a variety of forms. It can be found in sulfide deposits (as chalcopyrite, bornite, chalcocite, covellite), in carbonate deposits (as azurite and malachite), in silicate deposits (as chrysocolla and dioptase) and as pure “native” copper.

Copper is widely used in a range of domestic, industrial and high technology applications. A ductile, corrosion resistant and malleable element, copper is an excellent conductor of heat and electricity. Copper’s properties afford many benefits, including:

•	high electrical and thermal conductivity;

•	ease of drawing, working and forming;

•	alloying ability;

•	ease of joining by soldering and brazing;

•	mechanical properties of high tensile strength, elongation and hardness; and

•	high resistance to corrosive environments.

Copper is used globally in, among other things, building construction, electrical and electronic product manufacturing, transportation and industrial machinery and equipment. The process from mining through sale to the end user is illustrated in the market flow diagram below:

Copper—Mining to End-User

Copper Industry – Growth Fundamentals

CRU Strategies Limited projects global refined copper consumption to reach 18.61 million tonnes in 2008, more than 20% higher than the 2003 level. CRU Strategies expects a 3.8% compound annual growth rate for copper between 2003 and 2008, which is higher than in recent years, due to strong demand growth in China, South Korea, India and Southeastern Asian nations. China’s industrialization has increased the consumption of copper. CRU Strategies forecasts that the Chinese copper demand will achieve another year of double-digit growth in 2004, as a result of the development of China’s infrastructure, including electricity generation and transmission capacity, electrified railways and telephone networks and growth in manufacturing output. In addition to China’s projected growth, economic recoveries in Japan, Taiwan and South Korea are all expected to contribute to the regional and worldwide demand for copper.

Trends in Copper Demand

Recent trends in the global growth of copper demand results from three major factors within emerging economies:

•	strong demand growth in China;

•	a reversal in Japan’s decade-long economic contraction; and

•	continued growth in South Korean, Indian and Southeast Asian copper demand.

Growth in demand has been driven by the rapid industrialization of emerging international markets. Further, expanding domestic and foreign economies and cheaper labor costs in these emerging economies are expanding manufacturing capacity, thereby contributing to the increased level of demand. The primary growth markets in the demand for copper are:

•	electrical accessories in automobiles;

•	copper tubes and pipes in air conditioning and refrigeration; and

•	electrical appliances and wiring in homes.

Chinese copper demand showed strong gains during 2003 with estimated year-over-year growth of 19.5% or 0.5 million tonnes. The graph below depicts the historic and projected worldwide trends in copper consumption from 2000 to 2008.

Historical and Projected Global Copper Consumption

The following graphs compare CRU Strategies’ forecasted levels of copper consumption by region and country for 2008 against 2003. CRU Strategies projects refined copper usage in China to increase to 25% of total copper consumption in 2008, up from 20% in 2003, as China rapidly industrializes its economy relative to other world economies.

Trends in Copper Supply

Mine and Smelter Production

World copper production is led by the major mining and refining companies as outlined below:

World Rank of Company Attributable Copper Mine Output

(000s of tonnes)

Rank	Major Mining Companies	2000	Major Mining Companies	2001	Major Mining Companies	2002	Major Mining Companies	2003
1	Codelco	1,596	Codelco	1,699	Codelco	1,601	Codelco	1,671
2	Phelps Dodge	1,124	Phelps Dodge	1,083	Phelps Dodge	963	Phelps Dodge	992
3	Rio Tinto	932	BHP Billiton	962	Rio Tinto	922	BHP Billiton	939
4	BHP	733	Rio Tinto	941	BHP Billiton	811	Rio Tinto	885
5	Grupo Mexico	724	Grupo Mexico	678	Grupo Mexico	663	Grupo Mexico	664
6	Anglo American	485	Anglo American	508	Freeport	510	Anglo American	644
7	Freeport	441	Freeport	474	KGHM	488	KGHM	467
8	KGHM	440	KGHM	460	Norilsk	424	Freeport	440
9	Norilsk	431	Norilsk	439	Anglo American	411	Norilsk	424
10	Kazakhmys	350	MIM	366	MIM	403	Xstrata	381

Source: CRU Strategies

Outlook for Copper Supply

CRU Strategies forecasts that copper mining output will increase by 4.3% and 7.5% in 2004 and 2005, respectively, and average 5.2% per year to meet projected copper demand from 2003 until 2008. CRU Strategies also forecasts that associated world smelter production will grow by 4.6% and 7.0% in 2004 and 2005, respectively. Higher mine production in 2004 and 2005, combined with new projects and restarts should see refined copper output grow by 4.5% per year between 2003 and 2008. CRU Strategies further forecasts that mine production of copper will continue to increase until 2008, up to 17,738,000 million tonnes of copper from 13,768,000 million tonnes in 2003, as depicted in the following graph.

Historical and Projected—Global Copper Production

Following a significant increase in production this year, CRU Strategies predicts that the global supply deficit will decrease to 82,000 tonnes in 2005. CRU Strategies further predicts that Europe will remain in large deficit, offering a ready market for refined copper.

Market Balance for Refined Copper by Region, 2001-2008

(000s of tonnes)

Region	2001	2002	2003	2004	2005	2006	2007	2008
North America	(263)	(743)	(747)	(693)	(566)	(526)	(464)	(489)
South and Central America	3,003	3,139	3,174	3,204	3,287	3,540	3,767	4,021
Western Europe	(2,050)	(1,820)	(1,747)	(1,712)	(1,729)	(1,750)	(1,730)	(1,803)
East and Central Europe	151	191	217	195	141	121	102	76
CIS	1,014	933	792	855	903	873	844	799
Japan	297	209	223	217	282	307	388	394
China / Mongolia	(733)	(979)	(1,297)	(1,384)	(1,434)	(1,520)	(1,717)	(1,911)
Other Asia	(1,211)	(1,414)	(1,440)	(1,394)	(1,165)	(1,188)	(1,221)	(1,086)
Australasia	409	359	241	273	263	254	229	207
Africa	301	251	291	289	307	273	470	588
Other	(500)	(804)	(909)	(832)	(595)	(660)	(522)	(291)
Total World—Unadjusted [1]	919	126	(294)	(150)	289	384	668	797

Total World with Adjustments [2]	919	126	(294)	(510)	(82)	0	222	335

[1]	The adjusted market balance allows for a 2% disruption to production, which is based on historical unforeseen levels of disruption to planned production.
[2]	Balance shown with adjustments made to production. This is not shown by region as it is not possible to forecast with enough accuracy where disruptions or cut backs may take place.

Copper Prices

The price of copper has increased for the past two years, nearly doubling between October 2002 and February 2004. At June 8, 2004, the average London Metal Exchange, or LME, copper price was $1.25 per pound. The following chart shows the variation in the average LME copper prices from 1994 to the present, as well as the relationship to copper inventories.

Historical Copper Prices

Business

Overview

We are in the business of exploring for, acquiring, developing and mining mineral properties. Our principal asset is the Las Cruces project located in Spain. The Las Cruces project is a high-grade copper deposit that is currently undergoing the final stages of pre-production permitting, surface land acquisition, financing, and initial project development. Las Cruces will be an open pit mine with a hydrometallurgical process plant allowing for on-site cathode copper production. We received a positive Declaration of Environmental Impact, or DEI, from the Regional Ministry of the Environment of Andalusia, Spain in May 2002, indicating the government’s initial environmental approval of the project. In August 2003, the Ministry of Employment and Technical Development of the government of Andalusia granted the mining concession for this project, which provides our wholly owned subsidiary, Cobre Las Cruces, the right to mine the Las Cruces deposit, subject to certain government requirements. Three of the four initial water permits required for the project have been granted.

Since the granting of the mining concession, DMT-Montan Consulting GmbH and Outokumpu Technology Group completed a feasibility study on the project in November 2003 based upon the processing technology of Outokumpu. PAH has reviewed the DMT-Outokumpu feasibility study, and has confirmed that no material deficiencies exist that would preclude the Las Cruces project from meeting the designed production and cost objectives presented in the DMT-Outokumpu feasibility study. At an estimated initial capital expenditure of approximately €280 million, or approximately $342 million, the Las Cruces project is anticipated to produce approximately 66,000 tonnes of cathode copper per year at €0.33, or approximately $0.40, per pound of copper, over an anticipated mine life of 15 years, placing the project among the world’s lowest-cost copper producers.

Final stages of permitting, surface land acquisition, financing and development of the Las Cruces project must be completed before we can commence production of refined copper. We intend to engage an engineering firm to perform basic engineering for the project within the next few weeks. Subject to adequate funding, we expect to enter into an Engineering, Procurement and Construction, or EPC, contract, later this year. The EPC contractor will perform the final design of the project, followed by construction of the process plant and mine infrastructure. Following approximately 18 months of pre-production programs, we expect to commence copper production in 2006. For a discussion of risks relating to the Las Cruces project see “Risk Factors—Risks Related to Our Business.”

We are also involved in exploration programs in Spain and Nevada. In addition, we conduct reclamation and post-reclamation activities as part of joint ventures in connection with the Castle Mountain and American Girl mines in California. Both mines are closed and the reserves have been exhausted. Castle Mountain is currently in the reclamation phase and American Girl is in the post-reclamation phase.

As our current focus is on the development of the Las Cruces project and exploration of other properties, we will not have positive cash flow from operations before production of refined copper begins at the Las Cruces project.

Our senior management team has significant mining industry experience. Prior to their employment with us, they held management positions with major mining companies, including Kennecott Corporation, now known as Kennecott Utah Copper Corporation, a subsidiary of the Rio Tinto Group, Noranda Inc., Homestake Mining Co., ASARCO Incorporated, Cyprus Minerals Company, AMAX Inc. and Placer Dome Inc. This experience includes design, construction and modernization experience with large copper mines, such as the Bingham Canyon, Chino, Gibraltar, Cyprus Pima and Cyprus Bagdad copper mines.

Corporate Strategy and Strengths

Our near-term corporate strategy is to successfully design, finance and develop a mine and processing facility and commence copper production at the Las Cruces project.

We believe we offer investors opportunities associated with:

•	increasing demand for copper in a global economy;

•	a high-grade, copper deposit with cash costs anticipated to place the project among the lowest-cost copper producers in the world;

•	a 15-year mine life producing an expected 66,000 tonnes of cathode copper per year;

•	a stable political base with respect to mining operations in the European Union;

•	a strong European copper market currently experiencing a deficit in European refined copper production; and

•	a strong, proven management team.

With the Las Cruces project founding the basis for our growth, our long-term focus is to acquire, develop and mine additional metals properties and become an intermediate internationally focused mining company. We currently have exploration programs in Nevada and Spain, and we intend to continue to examine other opportunities for the exploration or acquisition of mineral properties in other parts of the world.

Corporate Structure

We were incorporated in 1990 as MK Gold Company under the laws of Delaware. We changed our name to MK Resources Company in June 2004. We have four wholly-owned subsidiaries: Cobre Las Cruces, MK Gold de Mexico, S.R.L. de C.V., MK Gold Exploration B.V. and Iberia Exploraciones, S.A. Our activities in Spain are conducted through Cobre Las Cruces, which owns the Las Cruces project. All of the outstanding capital stock of Cobre Las Cruces is held by our subsidiary MK Gold Exploration B.V., incorporated under the laws of the Netherlands. MK Gold de Mexico, S.R.L. de C.V., incorporated under the laws of Mexico, is an inactive subsidiary that formerly conducted exploration activities in Mexico. Iberia Exploraciones, S.A, a Spanish corporation, conducts exploration activities in Spain other than exploration activities related to the Las Cruces project and adjacent exploration properties. We hold a 25% interest in the Castle Mountain Venture, a California general partnership that owns the Castle Mountain mine. We hold a 53% interest in the American Girl Mining Joint Venture, a California general partnership that operated the American Girl mine.

Las Cruces Project

History

Rio Tinto Metals Limited, through its subsidiary RioMin Exploraciones, S.A., discovered the Las Cruces deposit in 1994 as a result of drilling on a gravimetric survey anomaly. Rio Tinto drilled the deposit between 1994 and 1999 and prepared an internal feasibility study in 1998. On September 1, 1999, we acquired all of the outstanding shares and subordinated debt of RioMin from Rio Tinto for $42.0 million in cash. As part of the purchase consideration, Rio Tinto will be entitled to receive a 1.5% royalty on any copper sales from the Las Cruces project at a price equal to or exceeding $0.80 per pound. We funded our acquisition of RioMin through borrowings of $20.0 million under our credit facility with Leucadia, the sale of 18.1 million shares of our common stock to Leucadia for $15.8 million and $6.2 million from our working capital. After this acquisition, we changed the name of RioMin to Cobre Las Cruces.

Property Location, Access and Description

Location and Access.    The Las Cruces copper deposit is located in the autonomous region of Andalusia, Spain, approximately 20 kilometers northwest from Seville, in the Guadalquivir basin. The Guadalquivir basin is relatively flat and extends approximately 420 kilometers from the Alcaraz and Segura mountain systems in the east, to the Costa de la Luz on the Atlantic coast in the west. The Guadalquivir basin is set between a long range of low mountains to the north (Sierra Morena) and a group of formations making up the Cordilleras Béticas mountain range to the south.

Access to the Las Cruces project is available by several options that include well-maintained, all-weather paved roads, rail services from Seville and an international airport with connections throughout Europe. In addition, port facilities are available in Huelva, approximately 80 kilometers to the southwest. The Las Cruces project area is shown in the following map.

Surface Rights.    Mineral rights and surface land are separately transferable under Spanish law. Although we own the mineral rights to the Las Cruces orebody, we do not currently own or lease all of the land above the orebody or certain adjacent land that may be necessary to develop and operate the project. In the aggregate, we may need to purchase or lease up to 954 hectares, or approximately 3.7 square miles of land and associated rights-of-way. We will need to purchase or lease approximately 835 hectares of this land in order to complete the final processing of some of our additional water permit applications and bring the mine into production. During 2003, we leased approximately 50 hectares of the land necessary to bring the mine into production. In March 2004, we entered into an agreement to purchase an additional 500 hectares of land necessary to bring the mine into production. As a result, we have secured approximately 550 hectares (approximately 65%) of the 835 hectares of land required to bring the mine into production. Currently, we are negotiating with other landowners to acquire the remaining 35% of the initial land needed for the project. We have also initiated proceedings to cause the Andalusian government to expropriate the land if our negotiations with landowners are unsuccessful. Expropriation is commonly used by holders of mineral rights in Spain, in accordance with government laws, to acquire surface land necessary for the extraction of minerals. If it becomes necessary for us to expropriate the land, this procedure could significantly delay development of the project.

Property Layout.    The Las Cruces property limits will fully contain the deposit when surface land acquisitions are completed. The deposit is located on the eastern side of the property, at a depth of approximately 120 meters. The diagram below shows the relative locations of the proposed mine and associated facilities.

Climate, Topography, Local Resources and Infrastructure

Climate and Topography.    The Andalusian region experiences a Mediterranean semi-arid climate. The summer months, May to September, are hot and dry. The winter months, October to April, are warm and wet. Periodic and prolonged droughts are characteristic of the climate. Wind is generally from the southwest and brings hot and humid air into the area that generates autumn and winter rainstorms and intense spring storms.

Summer maximum temperatures average approximately 30°C, or 86°F, with the average maximum temperature reaching 40°C, or 104°F, in July and August. Winter maximum temperatures average approximately 15°C, or 59°F, and the minimum temperature may drop to as low as -5°C, or 23°F, in December and January. Mean annual rainfall is approximately 550 millimeters and ranges from approximately 300 millimeters to 1,000 millimeters. The heaviest one-day rainfall on record was 100 millimeters.

The topography of the Las Cruces project area is characterized by gently rolling hills that are traditionally worked as arable land. At Las Cruces, elevations vary between 15 meters above sea level and 45 meters above sea level.

Local Resources and Infrastructure.    The power supply during construction will be provided through connections to the 15 kilovolts overhead lines that end at the sites of Render Sur factory and the Seroncillo farm, and a 400 volt power generator with a one megawatt capacity. During operation, the electrical power will be supplied through a new 220 kilovolts branch line with a length of approximately 4.2 kilometers, to be constructed for the Las Cruces project. On the Las Cruces project site, a switchyard and a 40 megavolt amperes transformer will distribute the electric power to the different project locations.

The plant will require 60 litres per second of process water, 10% of which can be water supplied from contact water and the remainder of which will be supplied from the San Jerónimo sewage treatment plant, located to the northwest of Seville. This process water will be pumped through a pipeline to the primary supply pond in the west of the Las Cruces project area. Water from the sewage treatment plant will not be available during the dry season and, accordingly, the primary supply pond will require sufficient storage capacity (approximately 1.3 million cubic meters) to store water during the five month dry season. In addition, for potable water supply, we have applied to the Confederación Hidográfia del Guadalquivir, or CHG, for the concession to pump water from a well drilled into in the Posadas-Niebla aquifer.

Geological Setting and Mineralization

Regional Geologic Setting.    The Las Cruces deposit lies near the eastern end of the Iberian Pyrite Belt, a 250-kilometer long and 40-kilometer wide geologic belt that extends eastward from southern Portugal into southern Spain. The belt is host to more than 100 mineral deposits, some of which were exploited for metals as long ago as pre-Roman times. Mineralization at the Las Cruces project consists of massive sulfides containing polymetallic mineralization. The massive sulfide is hosted by volcanic and sedimentary rocks deposited in a submarine setting within a narrow and relatively shallow intracontinental sea, and is characterized by both volcanism and sedimentation. Subsequent movement below the earth’s crust resulted in the general uplift of the region, with variable deformation and faulting. This was followed by weathering and erosion of the overlying host rocks. Late in the period of erosion and weathering, the upper part of the original massive sulfide deposit was exposed. Near surface oxidation of the sulfide minerals occurred, and there was downward transport of the resultant leached copper from the oxidized gossan zone. The transported copper precipitated and replaced unoxidized primary massive sulfide at depth, forming a secondary enrichment of the sulfide deposit.

Relatively immobile gold and silver metals remained in the oxidized sulfide minerals, with local enrichments. The weathering and oxidation of the surface sulfides into gossan was interrupted by the spreading of a shallow sea over the exposed sulfides. Subsequent submarine deposition buried the deposit under 100 to 150 meters of sandstone and chalky mudstone, or marl. Later, the sea regressed and the area was again exposed to the air. The current surface of the project area is on the marl sequence, with the Las Cruces deposit buried at depth below this sequence.

The sandstone unit that occurs at the base of the marl sequence overlying the gossan zone is an important regional aquifer. This aquifer averages approximately five meters thick over the deposit area.

Deposit Geology and Mineralization.    The Las Cruces massive sulfide is located within a host sequence of volcanic and sedimentary rocks, with a shale unit that forms a 10 meter to 20 meter wide envelope around the massive sulfides.

Mineralization occurs in one of the massive sulfide layers that has a general strike to the east and a dip to the north at about a 35-degree angle, with a gradation change to the west to a northwesterly dip at 30 degrees. The overall dimensions of the massive sulfide deposit are 1,000 meters along strike, 500 meters or more down dip, which is not completely drill delineated, and up to 100 meters thick (averages 30 to 40 meters). To the west, the massive sulfide mineralization thickens and is then truncated by a roughly north-south trending fault. The sulfide mineralization that was offset by the fault has not been located. Along the strike to the northeast, the deposit has not been completely delineated by drilling. Due to supergene enrichment processes, secondary sulfide mineralization formed a generally horizontal zone in the up-dip part of the primary massive sulfide. The following chart shows a cross section of the deposit looking west.

The following chart shows a plan view of the deposit.

As discussed above, the uppermost part of the massive sulfide mineralization has been completely oxidized to gossan, with local enrichment of gold and silver. The gossan is also enriched in lead, as the mineral galena. Infilling of the porous gossan with variable carbonate occurred with the subsequent sedimentary marl deposition. PAH’s review found that the gossan is generally 10 meters to 20 meters in vertical thickness, with grades from all gossan drill hole samples averaging 5.9 grams per tonne gold and 98 grams per tonne silver. Average copper grade in the gossan is 0.20%.

Associated with the gossan formation was the replacement of the original host rock (the rock in which the sulfide mineralization originally occurred) with silica (silification) in the rock immediately above the massive sulfide deposit. This host rock contains erratic gold and silver enrichment.

Underlying the gossan is the secondary sulfide zone in which the primary massive sulfide mineralization has been secondarily enriched by the downward migration and precipitation of copper leached from the gossan zone. From an economic standpoint, the secondary sulfide mineralization is the most important. Secondary sulfide enrichment occurs in a roughly horizontal zone within the up dip part of the original primary massive sulfide deposit. The zone of secondary sulfide enrichment averages about 40 meters thick below the gossan, but may extend up to 60 meters thick. The secondary sulfide mineralization is gradational downward into the primary sulfide zone. The contact with host rock under the secondary mineralization is usually sharp, as a result of the clay altered shales and volcanics being relatively impermeable. This permeability change tended to force secondary mineralization along the base of the massive sulfides, locally producing lenses of secondary mineralization that follow the contact zone down dip into the primary sulfides.

Secondary sulfide mineralization overlaps and has partially replaced the original primary sulfide mineralization below the gossan zone, increasing the quantity of copper minerals present. Secondary sulfide mineralization consists predominantly of the deposition of chalcocite. Chalcopyrite content is minor. Grades from all secondary sulfide drill hole samples averaged 7.0% copper, 0.2% zinc, 0.6% lead, 0.5 grams per tonne gold, and 26 grams per tonne silver.

Original primary massive sulfide mineralization contains massive to semi-massive sulfide minerals (generally more than 80% sulfide). Pyrite is the predominant sulfide mineral, with lesser finely intergrown sphalerite, galena, and chalcopyrite, as well as minor enargite, tennantite, and tetrahedrite. Grades from all primary sulfide drill hole samples averaged 3.2% copper, 1.1% zinc, 0.4% lead, 0.5 grams per tonne gold, and 20 grams per tonne silver. Most of the primary massive sulfide mineralization occurs down-dip to the northwest. In the rock below the primary massive sulfide is a stockwork of interconnected pyrite veins and veinlets, with local higher grades of copper and zinc.

Drilling

Rio Tinto drilled a total of 277 core holes, for 82,352 meters, between 1994 and 1999, for exploration and deposit definition purposes and these were included in the drill hole database for mineralization estimation (“CR” series of drill holes). Rio Tinto drilled an additional 106 holes, for 24,279 meters, for geotechnical, hydrogeological and metallurgical purposes. Three different companies conducted the drilling of the “CR” series of holes: Almaden (approximately 55% of holes), Insersa (approximately 40% of holes), and Iberica (approximately 5% of holes). Approximately 70% of these holes were drilled vertically, with the remainder drilled at an angle. Hole locations have been surveyed by a professional surveyor and all core holes were surveyed down-hole.

Drilling of the “CR” holes by all companies consisted of rotary tricone drilling through the marl and sandstone overlying the deposit, followed by core drilling in the underlying host rock sequence. Core drilling was generally conducted to obtain larger diameter core for analysis, metallurgical purposes and for reference. Core samples were taken at nominal 1-meter lengths (±50%) based on geological or mineralogical sampling breaks. The core was logged for geologic and mineralogic information and the percent core recovery recorded. The percent recovered was not recorded for the first 23 holes.

Drilling of the secondary sulfide deposits is on a variable grid with a drill hole spacing of 50 meters by 50 meters. Two statistical crosses were drilled, a complete cross in the western part of the deposit and a less complete cross in the central part of the deposit, with a nominal 12.5-meter spacing between these holes and inclined at a 60-degree angle. This drilling consisted of 88% PQ-size core (85 mm core diameter), 9% HQ-size core (64 mm core diameter) and 3% NQ-size core (48 mm core diameter). Average copper grade for the three cored sizes shows that the larger PQ core samples average approximately 15% higher in copper than the smaller HQ-sized core and that the HQ-sized core averages approximately 65% higher in copper than the smaller NQ-sized core. Evidence of the preferential loss of copper minerals from the core surface is shown through the increasing core surface area/core volume with decreasing core size.

Reverse Circulation.    Eighteen reverse circulation holes were drilled in 1998 as twins (holes drilled alongside previously drilled holes) of original PQ sized core holes as checks on the sampling and to provide material for metallurgical test work. The reverse circulation sample results compared poorly on a sample-by-sample basis with the original core hole grades and have not been included in the drill hole database for resource estimation.

PQ Twin Drilling.    Rio Tinto drilled four PQ sized core holes as twins of original core holes in order to show that earlier holes with poor core recovery preferentially lost chalcocite, resulting in lower copper grades than was realistic. The weighted averages of the 116 original samples to the new twin samples showed that, on average, the recovery increased by 21% and the average copper grade increased by 8.5%. This provided further evidence of the tendency to have better copper grades with better core recovery (preferential loss of chalcocite). The four PQ twin holes were included in the drill hole database for mineralization estimation.

Drill Hole Database Management.    The drill hole data for the Las Cruces project is entered and stored in a database. The raw lengths for the geotechnical sections of the log were stored and all calculations and outputs were carried out on reports or forms backed by queries. The different lithological units were coded for input in the digital database.

Sample intervals and sample type as marked for cutting by the geologist were entered manually from the sample control sheets filled out by the sampling technicians. Assay data was returned from the laboratory on spreadsheets. The data loading and merging with the assay table was carried out directly from the imported spreadsheets. Duplication, overwriting and missing data was all flagged as part of the import control routine. All collar information is entered manually from the survey report sheets. Downhole survey data is read from the film produced from the survey equipment and entered manually.

A wide range of checks were made to ensure parity. A number of spot checks were also made on the hanging wall and footwall surfaces and also on the data processing to produce the final estimation figures allocated to the block model. Random checking of the database was also done and only minor errors and missing values were found mainly within stockwork and CZ zones. A considerable amount of core recovery and core diameter entries were missing and were subsequently entered.

In addition to reviewing the work conducted by others, PAH conducted independent checks for integrity and statistical bias as well.

Results of Drilling.     The majority of the geologic and statistical data provide evidence for the preferential loss of chalcocite, although reduction in copper grade is not a uniform systematic statistical relationship, but is somewhat irregular due to chalcocite distribution both as more durable masses and elsewhere as friable aggregates. It appears that both high-core recovery and low-core recovery zones have been subject to variable chalcocite loss. As such, core recovery itself may provide a good general indication that original in-place copper grades are higher than reported, but are not an absolute indication on a sample-by-sample basis that the original in-place copper grade was higher.

The effect of the preferential loss of chalcocite tended to increase the difference between original in-place copper grade and the actual assayed copper grade at progressively lower core recoveries. This is significant in terms of generating a reasonable resource model, resulting in the question of what sample core recoveries result in reliable enough copper grades.

Sampling and Analysis

There were a total of 4,407 secondary sulfide core samples, of which 5% were sampled in their entirety, 14% consisted of a half of the core, and 81% consisted of a quarter of the core. The predominant sample was PQ-sized core for which the sample consisted of a quarter of the core (3,466 samples or 79% of the secondary sulfide core).

Core recovery from the main mineralized lenses ranged from 0% to 100%, with an average of approximately 80%. With the application of an 80% core recovery cutoff, the average recovery was raised to approximately 93%. Geologic observation during the logging of the Las Cruces core provided good evidence of the variable loss of core material due to the abrasion and erosion of friable and sooty, chalcocite-bearing mineralization. The apparent preferential loss of this material during drilling and sampling tended to decrease the relative content of copper minerals, with a proportionally lesser decrease in the relative content of the other associated minerals, including pyrite, quartz, sphalerite, and/or galena. As a result, the copper grade in the actual analyzed sample of the recovered core tended to be less than in the copper grade in the original in-place location.

Core samples of a nominal 1 meter length ± 50% were taken for analysis. The core was sawed into quarters with one quarter used for the chemical analysis, while one quarter was stored in the core boxes for reference. The remaining material was stored in a commercial freezer in Seville to minimize sample oxidation, for use in subsequent metallurgical testing.

Sample Analysis.    Sample preparation was conducted at Anamet Laboratory in Avonmouth, United Kingdom. Thereafter, a preparation facility was established on site, with subsequent samples prepared on site under Anamet supervision, with the pulp then sent for analysis. For routine chemical analysis, the quartered core sample was crushed to minus 2-millimeter size and then split into 250-gram quantities. The 250-gram samples were then pulverized to approximately minus 200 mesh (-74 microns) for analysis. Coarse reject material was also stored in a freezer.

Most of the assaying was done at the Anamet Laboratory. For the last 20 holes, OMAC Laboratory was used as the primary laboratory since the Anamet Laboratory was no longer available. Analysis for copper, lead, zinc and silver was by digestion of 0.5 grams of pulverized material in a four-acid solution. Gold analysis was generally by fire assay on 20 grams of pulverized material. Sulfur was analyzed by a Leco furnace procedure. Other trace elements were also analyzed, including bismuth, cadmium, tin, arsenic, antimony, barium, and mercury. For potentially coarser gold particles present in the gossan zone, there is some evidence that the analytical protocol may have underestimated the gold grade, which is being evaluated further.

Assay Checks.    Routine quality control procedures were used by the Anamet Laboratory throughout the analytical program, including the use of standard samples, duplicate checks on coarse reject materials, and duplicate checks on pulverized material. Check assays were conducted by OMAC Laboratory for copper, lead, zinc, silver and gold. Two reference standard samples consisted of a high-grade and low-grade material from Las Cruces and were included in the sample submissions to Anamet Laboratories. The data from the quality control checks did not indicate any significant bias or quality control issues.

A second core sample by Rio Tinto was submitted to Anamet Laboratories for approximately one out of 20 samples as a check of sample grade reproducibility (1,223 check samples). The checks were conducted on a second quarter of the drill core and, as such, reflect a combination of natural grade variability across the core, sample preparation error, and analytical variance. The results showed no significant copper grade bias between the original and the check, however a fair amount of variability existed, largely due to the result of the natural irregular character of the chalcocite enrichment.

A round robin program, consisting of the analysis of 10 samples by five different laboratories, was conducted by Rio Tinto to assess variability between the labs. Some variability was observed in copper grades between labs, but in general, the results show that the Anamet Laboratory copper results are believed to be comparable to those from the other laboratories.

An independent check was conducted in 2000 by Independent Mining Consultants for the 2001 Bechtel feasibility study. Fifty samples were randomly selected for copper and gold analysis from remaining core stored in the Seville refrigeration facility. The core was crushed to minus 2 centimeters and a 1,200-gram split was sent to Actlabs-Skyline Laboratories in Tucson, Arizona. The results for copper showed these check samples to compare reasonably with original grade values. The results for gold were less consistent, with Actlabs-Skyline Laboratory consistently higher than the Rio Tinto values, generally on the order of approximately 30%.

Sample Security.    Reasonable and customary procedures were employed for the security of the samples. Samples were maintained under the control of the geologists, shipping agents and the analytical laboratory.

Ore Reserves

The table below presents the reserve data for the Las Cruces project which, in the opinion of PAH are reasonable based on the economics used:

Description	Total
	Tonnes (thousands)	Grade (% Cu)	Pounds Cu (millions)

Proven Reserves	13,938	6.897	2,119.3
Probable Reserves	1,432	6.416	202.6
Other Dilution	602	0.574	7.6
Total	15,972	6.62	2,329

Note: Diluted mineable ore reserves calculated at $0.76 per pound of copper and a 1.0% copper cut-off. The above ore reserves were estimated in accordance with the JORC Code and are identical in the case of the Las Cruces project to reserve estimates under Industry Guide 7 of the Securities Act.

The calculation of ore reserves is also based on:

•	an engineered mining plan; and

•	allowances for both losses in mining and dilution;

The mine production rate was established in an optimization study using an economic deposit model rather than a cutoff grade-based model. The ultimate pit design was based on a Lerchs-Grossman algorithm that produces an approximate pit design that is mathematically optimal for the design criteria. Mining costs were developed from a combination of DMT-Montan calculations and contract mining vendor quotes.

DMT-Montan applied a correction factor of 0.97 to the ore tonnages expected from the pit to compensate for “porosity.” The effect of this correction is comparable to mining losses, although the correction is not described as such. Dilution was incorporated into the mine model by adding 0.5 meter of hanging wall material and 1.0 meter of footwall material to the ore zone. The diluted grade was based upon the estimated grades of the diluting material. No ore mining losses were included other than the porosity correction.

Additional Mineralization Potential.    Additional mineralization potential exists for the Las Cruces deposit in the secondary sulfide zone, the primary sulfide zone (at depth), and the gossan zone (enriched precious metals overlying the secondary mineralization). In the secondary sulfide zone, potential exists for some upgrade to the copper grade based on the conclusions that copper tended to be preferentially lost during the drilling and sampling. Gold, silver and minor base metal content also occurs in the mineralization, but will not be recovered through the planned processing methods.

Original primary massive sulfide mineralization contains massive to semi-massive sulfide minerals (generally more than 80% sulfide). Pyrite is the predominant sulfide mineral, with lesser finely intergrown sphalerite, galena, and chalcopyrite, as well as minor enargite, tennantite, and tetrahedrite. In the host rock below the primary massive sulfide is a stockwork of interconnected pyrite veins and veinlets, with local higher grades of copper and zinc. We have not completed a feasibility study with respect to this mineralization and it is not known whether this mineralization could be economically extracted.

The gossan has been locally enriched with gold and silver. The gossan is also enriched in lead, as the mineral galena. The gossan is generally 10 to 20 meters in vertical thickness. Apparently associated with the gossan formation was the strong silicification of the host rock above the massive sulfide deposit, also containing erratic gold and silver enrichment. The economic contribution of the gossan zone is being evaluated further. Gossan material will be stockpiled during the stripping for the secondary sulfide zone.

The western part of the Las Cruces deposit has been cut off by a fault. Potential exists for finding the missing offset piece and some exploration drilling has been conducted.

Project Feasibility

Bechtel, an international engineering and construction company, completed an independent feasibility study for the Las Cruces project in 2001. The Bechtel feasibility study incorporated results of an environmental impact study completed by FRASA Ingenieros Consultores, a team of national and international environmental engineering experts based in Madrid.

In 2003, DMT-Montan Consulting GmbH and Outokumpu Technology Group prepared a new independent feasibility study based upon Outokumpu technology. The DMT-Outokumpu feasibility study incorporates the requirements from the DEI, the mining concession and various water permits into the development plan for the Las Cruces project. The DMT-Outokumpu feasibility study has been reviewed by PAH. In its report, PAH confirms that it did not identify any material deficiencies that would preclude the Las Cruces project from meeting the designated production and cost objectives presented in the DMT-Outokumpu feasibility study.

The DMT-Outokumpu feasibility study reflects modifications to the process plant design based on technology studies done by Outokumpu, a world leader in base metal processing technology. These technology studies and recently completed test works demonstrated that improvements could be made to the process plant design to reduce capital costs. The process will be simplified by using solely atmospheric leaching and eliminating expensive autoclaves for pressure leaching without sacrificing copper recovery. See—“Metallurgical Process.”

The DMT-Outokumpu feasibility study includes a new open pit mine plan and ore reserves calculated by DMT-Montan. PAH made minor adjustments to these new ore reserve calculations in connection with its review. Including these adjustments, proven and probable reserves have increased to approximately 16.0 million tonnes at an average grade of 6.62% copper. The Bechtel feasibility study conducted in 2001 estimated proven and probable reserves at 15.8 million tonnes at an average grade of 5.94% copper.

The initial capital costs of the project are estimated at approximately €280 million, or approximately $342 million, including working capital, land purchases and contingencies, but excluding bonding requirements, inflation, interest during construction and other financing costs. The estimated capital costs reflect an overall reduction in costs as a result of the process plant improvements described above. The estimated capital costs of the Las Cruces project are based on PAH’s review of the DMT-Outokumpu feasibility study, and those estimates could change after the detailed engineering process has been completed.

Based on the independent review by PAH of the DMT-Outokumpu feasibility study, we believe that the Las Cruces project has the potential to be a low-cost producer. We believe that cash operating costs per pound of copper produced will average €0.33, or approximately $0.40, per pound of copper over the life of the project, which would place the project among the lowest cost copper producers in the world. Cash operating costs include charges for mining ore and waste, processing ore through milling and leaching facilities, royalties and other cash costs. Charges for reclamation work done during mining operations are also included in cash costs. Cash operating costs do not include sustaining capital costs over the life of the mine or charges for reclamation work to be performed after production ceases. Based on the independent review by PAH of the DMT-Outokumpu feasibility study, sustaining capital costs are expected to average approximately €1.5 million, or approximately $1.8 million, per year, and will be funded by cash provided by operations. Post-production closure and reclamation expenses are estimated at approximately €43 million, or approximately $51 million, excluding salvage values and other factors that could partially offset these expenses.

Project Capital Cost Estimate

Area	Initial Capital (in thousands of euros)	Sustaining Capital (in thousands of euros)	Total Capital (in thousands of euros)
Geotechnical Management	550	0	550
Mining	37,527	288	37,815
Surface Water Management	2,302	4,315	6,617
Ground Water Management	7,449	4,883	12,332
Process Plant	149,991	4,929	154,921
Tailings and Mine Rock Management	6,376	7,856	14,232
Water Supply & Storage, Effluent Discharge	4,974	0	4,974
Electrical Power Supply	2,966	50	3,016
Infrastructure	2,116	155	2,271
Environmental Evaluation & Monitoring	2,441	0	2,441
Environmental Restoration Plan	3,130	0	3,130
Permits	2,428	0	2,428
Land	20,832	0	20,832
Owner’s Costs	36,908	143	37,051

Total Capital Cost	279,992	22,619	302,611

Bond, Working Capital & Closure Recoveries	0	(11,105)	(11,105)

Total	279,992	11,514	291,506

Total and Unit Operating Costs, Year 5

Area/Category	Subtotal(1)	Contingency	Total
TOTAL COSTS (in thousands of euros)
General & administrative	6,366	438	6,804
Mining	15,064	753	15,817
Ore processing	24,087	1,233	25,320

TOTAL	45,517	2,424	47,941

UNIT COSTS (euros/tonne ore)
General & administrative	5.76	0.40	6.16
Mining	13.63	0.68	14.31
Ore processing	21.80	1.12	22.91

TOTAL	41.19	2.19	43.39

UNIT COSTS (euro cents/lb copper)
General & administrative	4.4	0.3	4.7
Mining	10.4	0.5	10.9
Ore processing	16.6	0.9	17.5

TOTAL	31.4	1.7	33.1

Tonnes ore milled (in thousands)	1,105
Pounds of copper produced (in thousands)	145,000

(1)	Subtotal category includes: labor, power, maintenance parts, oxygen, sulfuric acid, natural gas, lime, minor consumables and other.

Total development and operating costs for the Las Cruces project could be affected by a number of factors, including the exchange rate of the euro relative to the U.S. dollar. Although the DMT-Outokumpu feasibility study reflects an overall reduction in capital costs, the estimated capital costs in U.S. dollars based on the current exchange rate would be higher than our prior estimates due to a significant decline in the exchange rate of the U.S. dollar relative to the euro. Exchange rates fluctuate, and we cannot predict what exchange rates will be over the course of development and operation of the Las Cruces project. In addition to risks relating to exchange rates, our assumptions and estimates regarding the Las Cruces project are also subject to a number of other risks and uncertainties. Actual results could differ materially from our assumptions and estimates as a result of our need for financing, potential delays in development of the Las Cruces project, the imprecision of estimates, the uncertainty of government subsidies, uncertainties associated with closure guarantees or other requirements that may be imposed by the Spanish government, volatility of copper prices and other factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

A base case financial model was prepared using €0.80 per pound copper, unlevered, without sunk costs and with subsidies. All analyses were on a constant euros basis (no inflation or escalation was included for costs or metal prices). The assumptions used in the development of the base case cash flow model are provided in the following table below:

Base Case Cash Flow Model Parameters

Parameter	Base Case Assumption
Copper Sales Price	€0.80 per pound of copper
Cathode Premium	€44 per tonne of cathode copper
Mine Life	15 Years
Total ore mined (dry basis)	15,972,000 tonnes
Average mined ore grade	6.62% copper
Total waste mined (dry basis)	188,298,000 tonnes
Overall plant copper recovery	91.4%
Average cathode copper production	66,000-tonnes per year
Average cash operating cost	€0.327 per pound copper
Initial capital	€280.0 million
Sustaining capital	€22.6 million
Total Subsidies	€53.7 million(1)
Working capital	€6.8 million in year 1
Tax rate	35% of pre-tax earnings after deductions and credits

(1)	Includes approximately €1.0 million in subsidies to be applied for once production begins.

A copper cathode premium of €44 per tonne of copper (or approximately €0.02 per pound of copper) has been included for 95% of the copper produced in Years 2 through 15. Year 1 assumes that 75% of cathode copper would receive the premium. The premium adds, on average, approximately €2.7 million of revenue per year, or a total of approximately €40.0 million over the life of the project.

Base case net cash flow (unlevered) during the first five production years averages approximately €62 million per year. We anticipate that the initial capital expenditures of approximately €280 million for development of the project will be repaid halfway through the fifth production year. We expect that the cash flow for the remaining ten production years will average approximately €50 million per year.

The tables below, which are derived from the technical report prepared by PAH, indicate the net present value, or NPV, of the Las Cruces project at various copper prices, discount rates and U.S. dollars and euro exchange rates to highlight the NPV sensitivity of the Las Cruces project to each using reserve estimates included in this prospectus. The NPV is calculated on an unlevered basis, without regard for debt financing, is reduced by an estimate of taxes that will be payable in Spain, and includes the discounted sums of the positive cash flows from production and the negative cash flows associated with initial project-development capital expenditure, on-going capital expenditures during the mine-life, reclamation and closure.

The tables do not represent a forecast by us of copper prices, discount rates or euro/U.S. dollar exchange rates. For historical copper prices, see “Industry—Copper Prices” and for historical euro/U.S. dollar exchange rates see “Exchange Rate Information.” Additionally, while we believe that PAH had a reasonable basis for the reserve and other estimates used for the tables below, we cannot assure you that such estimates are accurate. See “Risk Factors—Risks Related to Our Business.”

The following table illustrates the NPV sensitivity of the Las Cruces project to copper prices and discount rates at a fixed exchange rate of €1.00 per U.S. dollar.

Sensitivity of NPV to Copper Price

Discount Rate	Copper Price ($/lb)
	$0.80	$0.90	$1.00	$1.10	$1.20	$1.30
	(in millions of U.S. dollars)
6%	$215.8	$301.7	$386.6	$471.2	$555.1	$638.9
8%	155.1	229.6	303.0	376.2	448.3	520.6
10%	106.3	171.3	235.2	299.0	361.6	424.3
12%	66.8	123.9	180.0	235.9	290.6	345.4
14%	34.5	85.1	134.6	183.9	232.1	280.4

The following table illustrates the NPV sensitivity of the Las Cruces project to euro/U.S. dollar exchange rates and discount rates at a fixed copper price of $1.00/lb.

Sensitivity of NPV to Euro Conversion Rates

Discount Rate	Euro Conversion (Euros per Dollar)
	€0.80	€0.90	€1.00	€1.10	€1.20
	(in millions of U.S. dollars)
6%	$267.1	$334.1	$386.6	$429.4	$464.6
8%	191.7	254.3	303.0	342.8	375.4
10%	131.1	189.7	235.2	272.5	302.9
12%	81.9	137.1	180.0	215.0	243.6
14%	41.9	94.1	134.6	167.7	194.7

The following table illustrates the effects that changes to both currency conversion rates and copper prices have on the NPV at a fixed discount rate of 10%.

Sensitivity of NPV at 10% Discount Rate to Copper Price and Euro Conversion Rates

Euro Conversion (Euros/Dollar)	Copper Price ($/lb)
	$0.80	$0.90	$1.00	$1.10	$1.20	$1.30
	(in millions of U.S. dollars)
€1.20	$176.2	$239.8	$302.9	$365.5	$428.3	$490.9
€1.10	144.5	208.7	272.5	335.3	397.9	460.7
€1.00	106.3	171.3	235.2	299.0	361.6	424.3
€0.90	58.3	124.5	189.7	253.4	317.2	379.9
€0.80	(2.7)	64.9	131.1	196.3	260.2	324.0

The following table illustrates the IRR sensitivity of the Las Cruces project to copper prices and the euro/U.S. dollar exchange rate. Internal rate of return is a discount rate at which the present value of the future cash flows of an investment equals the cost of the investment.

Sensitivity of IRR to Copper Price and Euro Conversion Rates

Euro Conversion (Euros/Dollar)	Copper Price ($/lb)
	$0.80	$0.90	$1.00	$1.10	$1.20	$1.30
€1.20	23%	27%	30%	34%	37%	41%
€1.10	20%	24%	27%	31%	34%	37%
€1.00	17%	20%	24%	27%	30%	33%
€0.90	13%	17%	20%	24%	27%	29%
€0.80	10%	13%	17%	20%	23%	25%

Based on the positive results of the feasibility study, our board of directors decided to proceed with the development of the Las Cruces project and to obtain the necessary financing. We intend to finance the project through a combination of project debt financing, the proceeds of this offering, and government subsidies.

Mining Operations

Mining Method and Production Forecasts.    The Las Cruces project is planned to be a moderate-sized open pit mining operation using conventional truck and shovel operations. We will use a mining contractor to mine ore and waste, and will employ a technical group to supervise the mine contractor. After the first year of production ramp-up, the mine is expected to produce ore at the rate to support a relatively steady annual production of 66,000 tonnes of copper cathode. Based on this capacity and the current reserves, the total life of the mine will be approximately 15 years.

We expect that mine development will require a pre-production phase of 18 months for pre-stripping to expose sufficient ore to assure steady ore production. The open pit mining method will utilize drilling and blasting in the lower levels of the mine, loading with hydraulic excavators, and transport by trucks. The overall pit slope angle will be 28 degrees in the upper and lower tertiary marl and sandstone, and 45 degrees in the Palaeozoic bedrock. Within the upper parts of the overburden, the marl will be mined without drilling and blasting. Trucks will haul the ore to the primary crusher located near the processing plant and will haul the rock waste to a surface storage facility where it will be covered by the marl overburden. We expect that approximately 43 million tonnes of overburden will be mined during the development phase. In the later years of the project, partial backfilling of the pit with marl will occur.

The waste material handled in the course of the mining operations will be: (1) tertiary marl and sandstone; and (2) mine rock consisting of Palaeozoic shale and volcanics. There will be four main dumps for waste: North, West, South and an in-pit backfill dump.

Metallurgical Process.    Metallurgical testwork began in 1996 by the previous owner, Rio Tinto. Rio Tinto found that while the ore was difficult to treat by conventional flotation methods, it was amenable to treatment by a variety of hydrometallurgical techniques. Rio Tinto investigated both atmospheric and pressure leaching technologies and determined that either option would be economically viable approaches.

With previous studies indicating that copper could be leached from the Las Cruces ore under atmospheric conditions and potentially without the installation of a device used to subject ore to higher pressures, the viability of the Outokumpu leaching process was confirmed during pilot plant testing at the Outokumpu Research Centre in Finland, and incorporated into the DMT-Outokumpu feasibility study. The atmospheric leaching system consists primarily of the leach reactors and the tailings (leach residue) thickening and filtration systems.

Outokumpu has considerable experience in leach reactor design and operation beginning in the 1960s for copper, cobalt, nickel matte, nickel concentrates, and zinc. More recently, in 2001, Outokumpu constructed a direct ferric leach plant for treating zinc concentrates using 900 cubic meter atmospheric leach reactors and vacuum belt filters for separating zinc solutions from the leached concentrates and from the gypsum residues. This technology uses similar equipment and control strategies as Outokumpu has planned for Las Cruces.

PAH understands that a ferric leach facility is currently under construction in Laos for the Sepon Copper Project owned by Oxiana Minerals. Outokumpu has signed a long-term copper “off-take” agreement with the owners and is also supplying the SX-EW equipment and technology package for that project. Oxiana will produce about 60,000 tonnes per year of cathode copper from chalcocite ore utilizing technology that is similar to that which was initially planned for the Las Cruces project: autoclaves with an atmospheric ferric leach system.

PAH toured the OMG Kokkala electrowinning facility located in Kokkola, Finland that produces up to 20,000 tonnes per year of copper cathode. The copper and cobalt leaching plant was designed and constructed by Outokumpu in 2001 and contains similar equipment to that being proposed for the Las Cruces project. The plant contains EW cells of similar size, cell covers with acid mist collection system, an automatic crane with cathode/bus bar washing system, and the automatic stripping machine technology. PAH stated that it was impressed with the few numbers of workers required to operate the plant, the control systems and the overall cleanliness of the facility and efficiency of operation. This technology appears to be adequate for the Las Cruces project.

The Las Cruces ore is to be crushed and ground using conventional technology consisting of a three-stage crushing plant followed by a single-stage ball mill. The ball mill will be variable speed to allow the treatment of ores of varying grade and hardness. A ferric leach process is expected to dissolve more than 90% of the copper contained in the ground ore slurry, using atmospheric leaching. The dissolved copper will be recovered by solvent extraction and electrowinning to produce high purity copper cathode on site.

The process plant envisioned for the Las Cruces project consists of unit processes and equipment that are commonly found in the mineral processing industry including crushers and screens, a grinding mill, agitation leach tanks, an oxygen plant, heat exchangers, cooling towers, thickeners, vacuum belt filters, a solvent extraction train, and an electrowinning tankhouse.

The ore processing facility is designed to operate 365 days per year, 24 hours per day and process ore at rates ranging from 2,000 tonnes to 3,000 tonnes of ore per day in years 1 through 3 and then up to 4,000 tonnes per day beginning in year 4.

The plant has been designed for approximately 66,000 tonnes per year of cathode copper. The plant will be able to process up to 4,000 tonnes of ore per day at an average copper recovery of 91.4%. Based on these assumed levels of production, and on PAH’s review of the DMT-Outokumpu feasibility study, the estimated life of the mine will be approximately 15 years and estimated ore grades during the first six years will average approximately 7% copper, or approximately 6% above the reserve average, which is 6.62%.

Tailings from the process will be filtered, producing a nearly dry material that will be progressively encapsulated in the clay marl, which will contain the tailings to prevent contamination of groundwater. Tailings are the materials that remain after all metals considered economic have been removed from ore during processing. Dry tailings encapsulation eliminates the need for conventional tailings dams with their associated risk of failure.

The following diagram shows a simplified flow chart for the Las Cruces project.

Copper Sales.    We expect that the Las Cruces project will produce approximately 66,000 tonnes of LME Grade A electrowon copper cathode annually. The cathode production would be suitable for all copper fabricators, including those that produce sheets, strip, tube, rod, wire, castings and forgings. Equally important, after a registration process, the copper cathode would be deliverable to terminal markets against copper futures contracts and be attractive to merchants.

Spain does not mine enough copper to be self sufficient in refined production and relies heavily on the import of copper concentrate. By smelting imported concentrates, Spain has been able to achieve a balance between production and consumption of refined copper. Europe is in a deficit, however, and we believe offers a ready market for any cathode that Cobre Las Cruces is unable to sell in Spain.

Environmental Considerations.    Since our acquisition of the Las Cruces project, we have focused our efforts primarily on developing the project into a low cost, environmentally responsible copper mine. We have given environmental considerations high priority in project design and development at the Las Cruces project. Waste dumps will be continually contoured and reclaimed to enhance the appearance of the Las Cruces project. The area’s water resources affected by the mine have been carefully studied and plans have been developed to protect these resources. An international hydrological engineering and design company developed the water management plan, including the extraction system for dewatering the overlying sand aquifer around the mine site. Water will be extracted from the aquifer to prevent it from entering the mine pit. The extracted water will be re-injected into the aquifer away from the mine. Water needed to process the ore will be pumped 15 kilometers from a sewage treatment plant and further treated before use. See “—Permits.”

Taxes

Cobre Las Cruces will be subject to the standard set of taxes payable under Spanish law. Cash flow estimates assume that income will be taxable at an average rate of 35% after deductions for depreciation and depletion. Depreciation of assets related to mining activities can be accelerated to the extent necessary to offset taxable earnings within the 10 years following the date the assets are placed in service. Losses can be carried forward under Spanish tax law, and applied against income taxes for operating years. Depletion can be claimed at (1) 15% of the minerals sold, or (2) 30% of the taxable income at the option of the mining company.

Spain collects a value added tax, or VAT, of 16% on all purchased goods, including those purchased in connection with the mine. VAT collected on construction and start-up is refundable and is recaptured in the following year.

The cash flow estimates do not reflect any costs that could be incurred upon repatriation of funds to the United States. For information on withholding taxes, see ”Regulatory Matters.”

Financing and Subsidies

Funding for the development and advancement of the Las Cruces project to date has principally come from our operating cash flows, cash reserves and credit facility with Leucadia. Our current cash resources will not be sufficient to cover all projected expenses necessary to bring the Las Cruces project into commercial production. We estimate that the initial capital costs to bring the Las Cruces project into commercial production are approximately €280 million, or approximately $342 million, including working capital, land purchases and contingencies, but excluding interest, bonding requirements, inflation, and other financing costs. The estimated capital costs of the Las Cruces project are based on the independent review by PAH of the DMT-Outokumpu feasibility study, and those estimates could change after the detailed engineering process has been completed.

In addition to this offering, we are exploring various financing alternatives for projected costs and expenses associated with the Las Cruces project. Moreover, we expect that we will be required under any new credit facility to amend our existing credit facility with Leucadia to provide that it will be subordinated to the new facility and that any repayment of the Leucadia facility will be restricted to available cash provided by operations. Alternatively, we have requested, and Leucadia is considering, converting all or a portion of our outstanding debt under our existing credit facility with Leucadia into shares of our common stock, simultaneously with this offering, at the price at which we are offering shares pursuant to this prospectus.

We plan to secure debt financing for a portion of the project’s initial capital requirements. We expect debt financing to be primarily funded through a new credit facility using a consortium of leading international banks experienced in mining project financing. We have retained Cutfield Freeman & Co. Ltd. to assist us, and they are currently in parallel discussions with a number of such banks. See “Risk Factors—Risks Relating to Our Business—We will need substantial additional financing to complete the development of the Las Cruces project.”

In June and July 2001, we submitted subsidy applications to central and regional governments in Spain. Upon their review of the applications, these governments recommended subsidies of up to €52.8 million, or approximately $64.5 million. Because the recommendation exceeded €50 million, it required the approval of the European Commission, which has been obtained.

In May 2003, the Ministry of Economy for Spain granted, and we accepted, a Regional Incentives Subsidy of €36.9 million, or approximately $45.1 million, for the development of the Las Cruces project. In March 2004, the Regional Ministry for Employment and Technological Development for Andalusia, Spain, granted, and we accepted, a Special Action Zone subsidy of €10.6 million, or approximately $12.9 million, for the development of the Las Cruces project. Receipt of these subsidies is subject to several conditions, including job creation, minimum equity requirements for Cobre Las Cruces, the receipt of necessary permits, and qualifying capital expenditures of at least €264 million, or approximately $322 million, for engineering, plant, land and equipment. In order to receive the subsidies we were required to have incurred, at least 25% of the qualifying capital expenditures by March 27, 2004 and the full amount of qualifying capital expenditures by March 27, 2006. Since we did not receive all of the necessary permits and financing by the 2004 deadline, we were not in a position to incur the requisite capital expenditures by that date, and, accordingly, we did not meet this condition at that time. Although we have requested and expect to receive an extension, we cannot assure you that an extension will be granted, and if no extension is granted, we will lose the subsidies. If an extension is granted and we are able to satisfy the capital expenditure requirements and the other conditions, we will be eligible to receive the subsidies. The amount of qualified expenditures required, as well as the subsidies granted, were based on our initial estimates and assumptions relating to the Las Cruces project. If our actual expenditures differ significantly from these estimates, the governmental authorities may adjust the amount of qualified expenditures we are required to make and the amount of subsidies we are eligible to receive. See “Risk Factors—Risks Related to Our Business—We depend on government subsidies to fund the Las Cruces project.”

The subsidies granted to date represent €47.5 million of the €52.8 million of subsidies recommended by the central and regional governments. An additional subsidy from the regional government of Andalusia, if granted, could provide up to €5.3 million, or approximately $6.5 million, of additional funds for the development of the project. The regional government is conducting the final review of this application, which was submitted in 2001.

Permits

Investigation Permit.    We currently have four investigation permits named “Faralaes I,” “Faralaes II,” “Faralaes III” and “Viar,” which we refer to collectively as the “Investigation Permits.”

RioMin applied for Faralaes II in response to a request for public tenders issued by the Provincial Office of the then Ministry of Development and Labor for Seville, of the Junta de Andalucía. The permit was awarded to RioMin on October 14, 1992 for a period of three years. During 2003, a large portion of the Faralaes II Investigation Permit was converted into the mining concession. There are two fractions of land remaining which are still the subject of this investigation permit. Three extensions were granted in 1995, 1998 and 2001, each for a consecutive period of three years. The last extension will terminate on October 14, 2004, although further extensions may be requested and, if justified, granted. The Faralaes II Investigation Permit is surrounded to the West, North and East by the other Investigation Permits. Faralaes I expires on March 30, 2007, Faralaes III is currently pending approval for renewal, Viar expires on June 4, 2004 and Faralaes II expires in September 2004. We have applied to extend the expiration of the Viar permit. We also intend to apply for an extension of the Faralaes II permit.

Declaration Of Environmental Impact.    Before a mining concession is issued, a favorable DEI is required. The DEI is the formal statement from the Seville Provincial Delegation of the Regional Ministry for the Environment,

or the DPCMA, that determines the environmental suitability of a project. The DEI also outlines the environmental conditions for the development regarding protective measures, mitigation and monitoring. The DPCMA issued a favorable DEI to us on May 9, 2002 to indicate the government’s initial environmental approval of the Las Cruces project. The DEI is binding and is incorporated into the conditions of the mining concession.

Mining Concession.    We submitted the mining concession permit application to the Regional Ministry for Employment and Technological Development, or the CEDT, on March 23, 2001. The permit was requested over lands covered by the majority of the Faralaes II Investigation Permit. On August 6, 2003, we were granted the “Las Cruces” Mining Concession No. 7532 for a period of 30 years with the possibility of two 30-year extensions. The surface of the mining concession is 100 “mining squares,” which is equivalent to a total of approximately 30 square kilometers.

In connection with the granting of the mining concession we were required to:

•	post an environmental restoration bond and a contingency bond in the amount of €13.7 million and €5.0 million, respectively;

•	increase the share capital of Cobre Las Cruces to 30% of the total investment in the project in accordance with a condition of the Regional Incentive Subsidy granted to us in March 2003;

•	obtain civil liability insurance coverage;

•	present a geotechnical monitoring plan to ensure the stability of the open pit slopes;

•	engage an independent environmental control agency; and

•	comply with the terms of the DEI.

Water Permits.    Development of the Las Cruces project requires permits relating to water resources. Responsibility for water permits is divided between the regional and central governments. Marine water is the responsibility of the General Directorate of Coasts and the Regional Ministry of Environment, or the CMA. The Guadalquivir and Rivera de Huelva rivers, in the zones that are crossed by the supply and effluent discharge pipelines, are marine water. The majority of the water permits in the Las Cruces project area are, however, under the regulatory authority of the CHG, which is part of the central government’s Ministry of Environment.

In the case of the Las Cruces project, the principal water permits required are (a) water consumption; (b) authorization for discharges to the delimitation of the Public Water Domain, or the DPH; (c) authorization for discharges to the public inland maritime domain, or the DPMT; and (d) authorization of dewatering-reinjection system.

We submitted initial water permit applications in December 2000 to the regional water authority of the Spanish central government. We submitted additional water permit applications in April and May 2001, including a permit application for effluent discharge. Three of the four initial water permits have been granted. We have agreed to the conditions that will be contained in the remaining initial water permit, which is the most significant outstanding permit. We expect to receive it in the near term.

Other Permits.    We must obtain various licenses and permits in connection with the operation and development of the Las Cruces project. The Andalusian government is currently processing, among others, the permits relating to environmental emissions and discharges, stream diversion, hydraulic public domain utilization, work and activities, municipal licenses and authorization for low voltage electricity lines and electric substation. Additionally, pursuant to Law 7/2002 on Town Planning in Andalusia, we are required to submit a “special plan,” which must be approved by the Andalusian government, in connection with certain municipal construction licenses necessary for the development of the Las Cruces project. We have submitted the special plan to the Andalusian government, which has given its initial approval and submitted the special plan for public comment.

We have also entered into an agreement with the three municipalities from which we are required to obtain construction licenses. The agreement, which is subject to the special plan, obligates us to pay an aggregate compensatory fee of €3.5 million, or approximately $4.3 million to the municipalities. The compensatory fee will be used for local projects and is payable in installments of 15% upon approval of the special plan, 15% upon approval of the municipal construction licenses, 35% at the end of the first year of production and 35% at the end of the second year of production.

The transition to Spanish legislation of EU Directive 96/61 on Integrated Pollution Prevention and Control, or IPPC, will result in an integrated system of environmental permitting for the different environmental regimes. This includes stricter emission limits than those currently in force. We have applied for authorization under the new IPPC regulation, and we expect that this authorization will be granted in mid-2004.

Permitting Status To Date.    The main permits already granted or being processed that are necessary to begin construction of the Las Cruces project are listed below. Some of the permits may require the subsequent presentation of a detailed engineering or construction project, or annual work plans in the case of the mining concession. They may also call for further complementary documentation, and/or for bonds or other sureties to be posted, before the works or activities can be carried out.

Permit	Status

Declaration of Environmental Impact (DEI), Mining Project	Complete
Mining Concession	Complete
Authorization for Discharges to DPH	Complete
Authorization for dewatering-injection system	Complete
Delimitation of DPMT	Complete
Concession for occupation of DPMT by pipelines on rivers	Complete
Concession for occupation of DPMT by discharge installations	Complete
Authorization for occupation of DPMT protection easement zone	Complete
Authorization for crossings of regional roads by pipelines	Complete
Authorization for crossing and occupation of state roads by pipelines	Complete
Environmental Report on diversion of medium voltage power line	Complete
Authorization for diversion of medium voltage power line	Complete
Mining Project Optimization	Complete
Consumptive water use concession	In process
Integrated Environmental Authorization (IPPC)	In process
Special Plan	In process

A number of other permits are also required. Some of these permits are in the process of being approved, including an authorization for use of rainwater, certain electrical power permits and permits relating to the use of livestock trails. There are also some permits for which we have not yet applied because we need to complete additional engineering work or require land access before an application can be made. These permits include permits for the use and establishment of DPH and a policing zone, diversion of intermittent streams, authorization for occupation of land pertaining to the Viar Canal, and an additional electrical power line and substation, authorization of a tunnel under Highway SE-520, modification of livestock trail routes, rural tracks and municipal licenses. We expect to apply for these permits within the next few months, and we expect that all of the permits described above that are in process or pending application will be approved within one year. In addition to the permits described above, other permits may be required.

Other Permit-Related Matters.    On December 1, 2003, a coordinator of Ecologists in Action, a Spanish environmental group, lodged an appeal of the awarding of the mining concession to Cobre Las Cruces through the Spanish administration decisions appeal system, alleging that the concession should be found null and void because a revised environmental impact study is required and the environmental guarantee is insufficient. While the outcome of the appeal process is subject to uncertainties and we cannot assure you that the outcome will be favorable to us, based on our preliminary evaluation of the issues and the outcomes in similar proceedings, we believe that the matter will be resolved without a material adverse effect on our ability to proceed with the development of the Las Cruces project. For a discussion of the Spanish appeals system, see “Regulatory Matters—Spanish Law—Appeals.”

Exploration

We are continuing to search for profitable investment opportunities. We have grass roots, or early stage, exploration programs in Spain and Nevada. In addition, we conducted field examinations of 57 properties during 2003, primarily in North and South America.

Mining exploration is highly speculative in nature, involves many risks and frequently is nonproductive. We cannot assure you that our mineral exploration efforts will be successful. See “Risk Factors—Risks Related to Our Business—We may not be able to successfully develop new mines, which could have a material adverse effect on our business” and “—Our exploration activities may not be successful in identifying new projects.”

In connection with our purchase of Cobre Las Cruces, we entered into a farm-in agreement, which is a type of joint venture agreement, with RioMin Iberica S.A., which is a member of the Rio Tinto Group. RioMin Iberica holds a package of exploration permits west of the Las Cruces project. Under the agreement, we must incur $0.5 million in exploration related expenses by February 24, 2005. As of December 31, 2003, we had incurred $0.4 million of these expenses. Under the agreement, as amended, we may, at our option, spend an additional $1.0 million by February 24, 2007 to earn a 51% interest in the joint venture. Otherwise, we will not earn any ownership interest in the venture. The package, including permits granted and under application, covered 463 square kilometers as of March 2004. Field work in 2003 included mapping, soil geochemistry and gravity surveys.

In July 2000, we became a limited partner in Peru Exploration Venture LLLP. The principal objective of the partnership was to acquire precious and base metal properties in Peru. Our commitment to the partnership was $1.0 million over a two-year period, which is fully funded.

On April 21, 2003, we exchanged all of our limited partnership units of Peru Exploration Venture LLLP for a total of 4,821,905 common shares (currently representing approximately 17.8%) of Bear Creek Mining Corporation, a publicly traded Canadian mineral exploration company (TSX Venture Exchange: BCM). The exchange was made in connection with the acquisition by Bear Creek, formerly EVEolution Ventures, Inc., of all outstanding limited partnership interests of Peru Exploration and all outstanding shares of Peru Exploration’s general partner. In addition, we have non-transferable preemptive rights, until April 25, 2005, to participate in any offering of common shares undertaken by Bear Creek on a pro rata basis in order to allow us to maintain our percentage interest in the common shares of Bear Creek.

Other Properties

Castle Mountain

We hold a 25% interest in the Castle Mountain Venture, a California general partnership, which owns the Castle Mountain mine. Quest Capital Corporation, formerly Viceroy Resource Corporation, holds the remaining 75% interest in the venture. Quest serves as the manager of the Castle Mountain mine. The mine is located in San Bernardino County, California, approximately 70 miles south of Las Vegas, Nevada.

Pursuant to a contract with the Castle Mountain Venture, we conducted mining operations at the Castle Mountain mine from 1991 to May 2001, at which time the reserves were exhausted and the mine was closed. The services we provided included all work necessary to bring the ore to the crusher, including removal of overburden and waste materials, drilling, blasting and hauling. The Castle Mountain Venture performed the crushing and gold extraction operations. Under the Surface Mining Control and Reclamation Act of 1977, as amended, analogous state laws and our permits, the Castle Mountain Venture is responsible to restore mined property in accordance with an approved reclamation plan. The Castle Mountain Venture is also responsible to provide adequate financial assurances in the form of bonds or other sureties for mine closure and reclamation obligations. The Castle Mountain Venture has begun the reclamation process at the Castle Mountain mine and our share of a funded cash reserve established for reclamation expenses was $2.0 million at December 31, 2003. We expect the reclamation process to be completed by 2007, followed by continued monitoring. We expect residual gold production to continue into mid-2004 as a result of continued heap leaching, a process that uses a weak cyanide solution to extract gold from the ore excavated and placed in a heap at the mining site.

In 2003, our share of cash flow from Castle Mountain Venture operations was $0.3 million. The venture’s gold production was 14,816 ounces. Our share of production in 2003 was 3,538 ounces as compared to 14,029 ounces for the year ended December 31, 2002.

Several mining claims controlled by the Castle Mountain Venture are subject to production-based net smelter return royalty payments and other royalty payments. Under the royalty agreements, the venture is required to make annual production or minimum royalty payments to third parties. Royalty payments made by the venture for 2003 totaled $0.2 million, including our attributable share of $0.05 million.

American Girl

We hold a 53% interest in the American Girl Mining Joint Venture. Prior to September 1996, this joint venture operated the American Girl mine and the Oro Cruz mine in Imperial County, California. Full scale open pit and underground mining operations at the American Girl mine were suspended in September 1996, crushing and milling operations ceased in October 1996 and reclamation activities of the surface and underground operations were initiated at that time. Full mine reclamation, except ground water and re-vegetation monitoring, was completed in February 2000. The water monitoring requirements for American Girl were rescinded by the State of California in April 2004. We are in the final stages of reclamation at American Girl and expect these activities to be finalized by the end of 2004. A small amount of re-seeding activities may be required in 2004 and 2005.

Competition

There is a global market for copper and gold. Terminal markets exist for both. If we are able to bring the Las Cruces project into production, we expect to sell copper. We expect to sell gold from the Castle Mountain Venture until mid-2004 at prevailing market prices. We do not anticipate any difficulties in selling our products. We do not believe that any single company or other institution has sufficient market power to significantly affect the price, supply or customer base for these metals.

While our near-term focus will be on the development of the Las Cruces project, we compete with other companies and individuals to acquire new metal mining projects and to recruit and retain qualified employees. Many of these companies are substantially larger and have greater financial resources than we do. As a result of strong competition for a limited number of project opportunities, it may be difficult for us to acquire metals projects on favorable terms.

Employees

At December 31, 2003, we had 26 full-time employees, consisting of one employee in our gold operations, 16 employees at the Las Cruces project and nine employees at our home office. In addition to our geology staff, we use contract professionals to conduct exploration throughout the world.

Properties

Our principal executive offices are located at Eagle Gate Tower, 60 East South Temple, Suite 1225, Salt Lake City, Utah 84111. In addition, our wholly owned subsidiary, Cobre Las Cruces leases offices in Seville, Spain. As described in this prospectus, we conduct reclamation operations at the Castle Mountain mine and post-reclamation at the American Girl mine, and we expect to conduct mining operations at the Las Cruces mine.

Legal Proceedings

From time to time, we are a party to various litigation matters incidental to the conduct of our business. There is no pending or threatened legal proceeding to which we are a party that, in the opinion of our management, is likely to have a material adverse effect on our future financial results or financial condition.

Regulatory Matters

General

All of our exploration, development and production activities in Spain and the United States are subject to regulation by governmental agencies under various mining and environmental laws. We believe that we are in substantial compliance with applicable laws and regulations. While these laws and regulations govern how we conduct many aspects of our business, we do not believe that they have a material adverse effect on our results of operations or financial condition. We evaluate our projects in light of the cost and impact of regulations on the proposed activity, and evaluate new laws and regulations as they develop to determine the impact on, and changes necessary to, our operations. See “Risk Factors—Risks Related to Our Business—We are subject to significant government regulations.”

Generally, compliance with laws and regulations requires us to obtain permits issued by regulatory agencies and to file various reports and keep records of our operations. Some permits require periodic renewal or review of their conditions, and may be subject to a public review process resulting in public approval of the operations. See “Risk Factors—Risks Related to Our Business—We may not be able to obtain all of the permits necessary to develop and operate the Las Cruces project.”

Spanish Law

Political Environment and Public Authorities

The Spanish Constitution became effective December 27, 1978, completing Spain’s transition to a constitutional democracy. Spain is ruled by a parliamentary monarchy. The Spanish Constitution guarantees both the right to own private property and free enterprise within a market economy. The Spanish Constitution specifically provides that the government shall “guarantee and protect free enterprise within the framework of a market economy.” Spain became a member of the European Economic Community in January 1986 and is also a member of the World Trade Organization.

The Spanish Constitution provides for three levels of governmental authorities: the central or national government, regional governments (Spain is divided into 17 Autonomous Communities, each with its own regional government) and local governments. Each government has its own jurisdictional authority and assigned responsibilities.

The Regional Ministry of Innovation, Science and Enterprise (formerly The Regional Ministry for Employment and Technological Development) is the governmental entity charged with responsibility for the protection of all naturally occurring deposits and other geological resources as public assets. Exploration and development of deposits and geological resources are managed by the regional government. Various other lines of authority including national, regional, and local governments also govern aspects of the mining industry, including the following:

Central Government

•	Ministry of Economy and Tax;

•	Ministry of Industry, Tourism and Trade; and

•	Ministry of Environment (the Guadalquivir Hydrographical Confederation is part of this Ministry).

Regional Autonomous Government

•	Regional Ministry for Public Works and Transport;

•	Regional Ministry of Innovation, Science and Enterprise; and

•	Regional Ministry of Environment.

Local Government

•	Guillena municipal government;

•	Gerena municipal government; and

•	Salteras municipal government.

Income Tax

Spain’s corporate income tax is applicable to mining companies. The income tax is a direct 35% tax on earnings, after deduction of depreciation, amortization and qualified business expenses and application of applicable credits and allowances. Our estimates regarding the Las Cruces project reflect this 35% corporate income tax, but do not reflect withholding taxes that may be applicable to the repatriation of funds to the United States, as described below.

Spanish tax law generally provides for a withholding tax at the source of payment. The withholding tax will apply to payments of interest, dividends or royalties paid by Cobre Las Cruces to our Netherlands subsidiary, which owns 100% of Cobre Las Cruces. The withholding rate is 0% for dividends (provided certain parent/subsidiary requirements are met) and interest paid to companies domiciled in the Netherlands. In accordance with the Double Taxation Treaty between Spain and the Netherlands, the withholding rate applicable to royalties paid to companies domiciled in the Netherlands is 6%. A withholding tax of 5% would apply to payments of dividends or royalties from our Netherlands subsidiary to us, and such payments could also be subject to U.S. income tax, if any, after applicable foreign tax credits.

Exchange Controls

Spain has enacted significant changes to its exchange control legislation, providing that all acts, businesses and operations that result in collections and payments between residents and non-residents and transfers between foreign countries are, subject to certain limited exceptions, liberalized for exchange control purposes.

Mining Law and Regulations

Under Spanish law, all geological structures, rocks and minerals below ground level belong to Spain, which concedes (or grants) the right to exploit them for commercial purposes. Spanish law features a number of statutes and regulations applicable to mining activities:

The Mining Law 22/1973 of 21 July 1973 governs the exploration and development of mineral deposits and other geological resources. The law divides all sub-surface materials into the following groups:

•	quarried material used for simple crushing, screening and washing by the construction industry (for example, sand, gravel and roadstone, ornamental rocks and slates, clays for refractories and limestone for cement and lime);

•	underground water, geothermal sources and structures;

•	all other mineral materials, and geological resources (including copper); and

•	coals, lignites and oil shales.

Three types of claims and concessions can be granted under Spanish mining law:

•	exploration permit, for reconnaissance only;

•	investigation permit, for all exploration; and

•	mining concession, for all mining.

Exploration Permits

An exploration permit confers the right to carry out studies and surveys in a specified zone using techniques that do not substantially alter the configuration of the land. An exploration permit is granted for a term of one year and is renewable for one additional year. Applications for investigation permits or direct mining permits that are filed during the term of an exploration permit are not affected by the expiration of the exploration permit.

An exploration permit terminates if the studies, exploration or surveys are not commenced or completed within the time periods, in the manner, or at the rate, specified in the exploration permit.

Investigation Permits

An investigation permit confers the right to carry out studies and work aimed at establishing the occurrence of resources and gives the holder a preferential right to apply for a mining concession related to those resources. An investigation permit is granted for the term requested, which may not be more than three years. This term may be renewed for an additional three years or, in some cases, a longer period if appropriate given the scope and characteristics of the planned work and other circumstances. A work plan must be submitted to the applicable governmental authority each year during the term of the investigation permit. Repeated failure to present a work plan could cause the investigation permit to be cancelled.

An investigation permit terminates if the studies or work are not commenced or completed within the time periods, in the manner, or at the rate, specified in the investigation permit. An investigation permit also terminates if works are halted without prior authorization and not resumed within six months.

Mining Concessions

The Regional Ministry of Innovation, Science and Enterprise can grant the right to exploit a mineral deposit to a third party by means of a mining concession. In order for a concession to be granted, it is necessary to demonstrate the existence of resources that are technically and economically viable. Concessions are granted for a period of 30 years, and are renewable for further 30-year periods up to a maximum of 90 years. To obtain a renewal, adequate resources or the discovery of additional resources must be demonstrated. Concession renewals can also be based on technological advances. For each concession, a work plan showing activities and planned progress must be submitted to the Regional Ministry of Innovation, Science and Enterprise each year.

A mining concession for a deposit may be declared to be terminated upon:

•	a voluntary surrender by the holder that is accepted by the governing body;

•	a failure to pay any mining taxes that are due and payable;

•	a failure to commence work without authorization within one year from the date the concession was granted (any initiation of expropriation proceedings for land necessary to initiate work will suspend this term until all expropriation has been completed);

•	a suspension of work or a delay of more than six months without authorization; and

•	the exhaustion of the resource.

A holder of a mining concession may be considered to be non-compliant if:

•	mining activities exceed the scope of permitted activities set forth in the mining concession;

•	development is commenced on land that is subject to an expropriation proceeding;

•	annual work plans are not presented or complied with; or

•	conditions of the mining concession are not met.

The legal holder of a mining concession is entitled to temporary occupation of the land necessary to conduct activities such as drilling and testing prior to the final development approvals being in place. Rights granted under a mining concession may be wholly or partially transferred, leased or assigned. To exercise this right, authorization must be requested from the authority that granted the concession. All holders or possessors of mineral rights are liable for any damage or harm caused by their activities. Damage caused to adjacent land or mine holdings are the responsibility of the owner of the mineral rights that caused the damage.

Mining Operations

The Royal Decree 863/1985 of 2 April 1985 approving the General Regulation on Basic Mining Safety Rules establishes the minimum general safety rules applicable to mines, drilling operations and open pit or underground excavations. The purpose of this regulation is to protect against mining dangers to the health or safety of persons and damage to the land where mine operations and works may affect third parties.

A company’s mining activities are required to be conducted under the supervision of a mining engineer who is a qualified “facultative director” under this law. When it is necessary to adapt the measures under this regulation, the facultative director must establish internal safety orders regulating the internal activity of the mining company. All new or substantially modified mining installations require approval and authorization, and the materials and equipment used must meet certain standards. This regulation, as well as several complementary technical instructions, also provide for specific rules applicable to, among other things, waste dumps, electricity, explosives, mineral processing facilities, prospecting and drilling, bench heights and slopes, berms, work platforms, storage facilities, mine roads and access tracks.

Subsidies Regulation

A company conducting business operations in Spain may be eligible for one or more subsidies. Legislation at the national and regional levels governs the granting of subsidies. According to this legislation, the receipt of subsidies is subject to the review and approval of the central and regional governments. Each subsidy is granted on an individual basis and is governed by these laws and also by its own individual terms and conditions.

A company awarded with a subsidy is obligated, among other things, to carry out the activity for which the subsidy was granted and to establish that it fulfills the requirements and conditions of the subsidy. The company must allow the authorities to monitor compliance with the required conditions and must notify the authority that granted the subsidy of any other subsidies awarded to the company.

Generally, subsidies are paid after the requirements have been fulfilled. Subsidies are sometimes also paid in installments if the company establishes that partial payments are justified in light of the capital investments made. See “Business—Las Cruces Project—Financing and Subsidies.”

Environmental Regulation

Mining activities in Spain are subject to Spanish national, regional and local environmental laws and regulations, which regulate, among other things, air emissions, water discharges, soil contamination, waste management, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation. There also exist several European Directives that impose strict environmental conditions on the management of, among other things, wastes and air emissions. These directives are to be incorporated into the Spanish system over the next several years.

Before a mining concession is issued, a favorable DEI is required. The DEI is the formal statement from the Regional Ministry for the Environment that determines the environmental suitability of a project, and also outlines the environmental conditions for the development regarding the implementation of protective measures, mitigation and monitoring.

The DEI, in conjunction with Decree 2994/1982 of 15 October 1982 detailing restoration obligations, requires the restoration of the property in accordance with specific requirements and an approved restoration plan. It requires the return of land post-mining to conditions of stability and usage comparable to those that existed pre-mining. Reclamation concerns include stabilization and vegetation of disturbed lands, controlling drainage from portals and rubble, neutralization or removal of process solutions and restoration of the visual aesthetics of the land.

The Royal Decree 2994/1982 of 15 October 1982 on Restoration of Natural Areas Affected by Mining Activities, also requires persons developing mining resources to undertake restoration activities in respect of areas affected by mining works. Restoration will always be required following open pit mining.

Prior to granting authorization for development or a mining concession, the applicant must submit a restoration plan for the natural area affected by the works to the appropriate governing body. Approval of the restoration plan will be given along with a grant of the mining concession. Approval may not be granted if the restoration plan does not provide the necessary assurance for restoration of the natural area.

The holder of the mining concession is solely responsible for carrying out the restoration plan. The governmental authorities may demand a suitable guarantee to ensure compliance with the restoration plan.

Town Planning Legislation

Mining operations are subject to the requirements of town planning legislation. Specifically, Law 7/2002 of 17 December 2002 on Town Planning in Andalusia governs three categories of lands: urban land, land classified as for building and land classified as not for building, or greenbelt.

Traditionally, mining activities have occurred on lands classified as not for building or greenbelt lands. Greenbelt land covers land with the status of “natural public domain assets.” The legal regime governing natural public domain assets demands the preservation of the land’s characteristics for its integrity and effectiveness. In order to build or construct on land classified as not for building or greenbelt land, a “special plan” must be submitted to the Andalusian government. The special plan is processed by the Regional Ministry for Public Works and Transport.

The procedure to obtain a special plan consists of the following phases:

•	Initiation of a formal application attaching the corresponding planning instrument for the project, with full substantive and documentary contents;

•	Initial approval of the planning instrument. This approval is given by the Provincial Delegation of the Regional Ministry for Public Works and Transport;

•	A public information period of at least one month;

•	Hearings given to the municipalities affected and the requirement of legally mandatory reports and expert opinions from official bodies and administrative entities that manage any public interests affected;

•	Provisional approval by the Provincial Delegation, with any modifications as appropriate, within six months from the initiation subject to additional time with respect to inquiries by, and discussion with, the relevant administrative authorities; and

•	Final approval by the Provincial Committee for Territorial Planning.

See “Business—Las Cruces Project—Permits—Other Permits.”

Land Acquisition

The concession holder typically enters into agreements with the landowners for the acquisition of surface land and easement rights. If this is not possible, the concession holder is entitled to acquire the land through an expropriation procedure. This is a complex process and its duration depends on whether the concession holder has obtained a “declaration of urgency.” A declaration of urgency allows the concession holder to pay a deposit and occupy the land before the expropriation price has been determined.

Appeals

Under the Spanish system, third parties with a legitimate interest can appeal the licenses and concessions granted for the Las Cruces project. Two types of challenges are available under Spanish law:

•	Administrative appeals, regulated by Law 30/1992, of 26 November 1992, on Legal Regime of Public Administrations and administrative proceedings.

These are lodged with the official body issuing the appealed resolution or its hierarchical superior. Since the Administration that approved the resolution is the same as the one deciding on the appeal, it is quite rare for favorable judgments to be rendered on administrative appeals in such situations.

The time period for decisions to be given on this type of appeal is three months, subject to additional time in respect of inquiries by and discussions with the relevant administrative authority. If no reply is given after this period, the silence is deemed to be a rejection of the appeal.

•	Appeals against administrative decisions before Courts, regulated in Law 29/1998, of 13 July 1998, on Contentious-administrative Jurisdiction.

This type of appeal is lodged with the Courts after administrative procedures have been exhausted. The duration of this type of appeal varies depending on each Court, but is a matter of years.

Lodging an appeal (either administrative or judicial) does not bring a halt to the enforceability of the acts appealed against. Although a suspension may be applied for, this is generally granted only under very restrictive criteria.

For a discussion of an appeal that has been lodged relating to the Las Cruces project, see “Business—Las Cruces Project—Permits—Other Permit-Related Matters.”

U.S. Environmental Law

Our past and future activities in the United States may also cause us to be subject to liabilities under various federal and state laws. We may be subject to liabilities under provisions of the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, or CERCLA, and analogous state laws, which impose strict liability on various categories of potentially responsible parties for releases or threatened releases of hazardous substances into the environment that require cleanup. These potentially responsible parties include current property owners and operators, and parties who previously owned or operated a property at the time or a release.

We are committed to fulfilling our requirements under applicable environmental laws and regulations. These laws and regulations are continually changing and, as a general matter, are becoming more restrictive. Our policy is to conduct our business in a manner that safeguards public health and mitigates the environmental effects of our mining operations. To comply with these laws and regulations, we have made, and in the future may be required to make, capital and operating expenditures.

U.S. Reclamation Regulations

We are subject to land reclamation requirements under the Surface Mining Control and Reclamation Act of 1977, as amended, analogous state laws and our permits. These rules and regulations require us to provide adequate financial assurances to cover mine closure and reclamation expenses. Usually, this requires the posting of reclamation bonds, letters of credit or other sureties to guarantee the cost of post-mining reclamation. If closure and reclamation obligations are not met, regulatory agencies could draw on these bonds and letters of credit to fund expenditures for closing and reclamation requirements.

For regulatory purposes, reclamation does not mean restoring the land to its pre-mining state. Rather, it is returning the post-mining land to a state which has stability and utility comparable to pre-mining conditions. Reclamation requirements generally include stabilizing, contouring and re-vegetating disturbed lands, controlling drainage from portals and waste rock dumps, removing roads and structures, neutralizing or removing process solutions, monitoring ground water at the mining site and maintaining visual aesthetics.

We are committed to maintaining all of our financial assurance and reclamation activity obligations pursuant to our permits and applicable laws.

Management’s Discussion and Analysis of

Financial Condition and Results of Operations

You should read the following discussion and analysis together with our selected consolidated financial data, our consolidated financial statements and the notes to our consolidated financial statements, which appear elsewhere in this prospectus. We report undivided interests in joint ventures using pro rata consolidation, whereby we consolidate our proportionate share of assets, liabilities, revenues and expenses.

This section contains forward-looking statements that involve risks and uncertainties, including statements regarding our plans, objectives, goals, strategies and financial performance. Our actual results could differ materially from the results anticipated in these forward-looking statements as a result of factors set forth under “Risk Factors” below and elsewhere in this prospectus.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements. The preparation of these financial statements in accordance with accounting principles generally accepted in the United States requires us to make estimates about the effect of matters that are uncertain, and to make difficult, subjective and complex judgments. These estimates and assumptions affect the reported amounts in the financial statements and disclosure of contingent assets and liabilities. On an on-going basis, we evaluate all of these estimates and judgments. Actual results could differ from these estimates. We believe that the following accounting estimates are the most critical because they have the greatest impact on our financial condition and results of operations and require our management’s most difficult, subjective and complex judgments.

Proven and Probable Ore Reserves

Reserves are defined as those parts of a mineral deposit that can be economically and legally extracted or produced at the time of determination, and are customarily stated in terms of “ore” when dealing with metals. Proven reserves are reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; (b) grade and/or quality are computed from the results of detailed sampling; and (c) the sites for inspection, sampling and measurements are spaced so closely and the geologic character is sufficiently defined that size, shape, depth and mineral content of reserves are well established. Probable reserves are computed from information similar to that used for proven reserves, but the sites for inspection, sampling and measurement are farther apart. The degree of assurance for probable reserves, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

Reserves for our Las Cruces project are reported in the technical report prepared for us by PAH. The estimates were determined through the use of mapping, drilling, metallurgical testing and other standard evaluation methods applied by the mining industry, including computer block modeling. The estimates are based on an assumed copper price of $0.76 per pound, a cut-off grade of 1.00% copper and projected average cash operating costs of €0.33, or approximately $0.40, per pound. Based on historical fluctuations in copper prices, we believe $0.76 per pound is a reasonable estimate for purposes of determining reserves at the Las Cruces project. Further, an 8% decrease in the assumed copper price, to $0.70 per pound, would not have a material effect on the reserves. On June 8, 2004, the spot price for copper was approximately $1.25 per pound.

Our reserve estimates could change as a result of changes in estimates relating to production costs or copper prices. Because the Las Cruces project has not commenced production, it is highly likely that the ore reserves for Las Cruces will require revision based on actual production experience.

Declines in the market price for copper, as well as increased production or capital costs or reduced recovery rates, may render ore reserves at the Las Cruces project uneconomic. If copper prices decline substantially below $0.76 per pound, the level set for calculation of reserves, for an extended period, there could be material delays in developing the Las Cruces project. Reserves should not be interpreted as assurances of mine life or of the profitability of future operations. No assurance can be given that the estimate of the amount of copper or the indicated level of recovery of copper will be realized at the Las Cruces project.

Asset Retirement Obligation

We estimate future asset retirement obligation costs mainly on the basis of legal and regulatory requirements. Statement of Financial Accounting Standards, or SFAS, No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred. SFAS No. 143 requires us to record a liability for the present value of estimated environmental remediation costs and the related asset created with it. The related asset is then amortized over the life of the asset on a units-of-production basis and an accretion expense relating to the liability is recognized using our credit-adjusted risk-free interest rate. At various times we review the adequacy of our asset retirement obligations based on our current estimates of future costs and set aside adequate cash reserves to fund those costs. In the event that actual costs differ from those estimates, our results of operations, liquidity and financial condition will be affected.

During May 2001, mining operations ceased and closure and reclamation activities began at the Castle Mountain mine. The Castle Mountain Venture has set aside a cash reserve to fund the projected closure and reclamation costs. Our share of the funded cash reserve was $2.0 million at December 31, 2003. At December 31, 2003, the asset retirement obligation for our share of these projected closure and reclamation costs was $1.4 million. We have reviewed the closure and reclamation accrual and believe it is sufficient. We have not recorded any asset retirement liabilities relating to the Las Cruces project as there has been no disturbance that would require reclamation or remediation.

Impairment of Long-Lived Assets

We evaluate our long-lived assets for impairment when, in our judgment, events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. The determination of whether an impairment has occurred is based on our estimate of undiscounted future cash flows attributable to the assets as compared to the carrying value of the assets. If an impairment has occurred, the amount of the impairment recognized is determined by estimating the fair value for the assets and recording a provision for loss if the carrying value is greater than the fair value.

As of December 31, 2003, the carrying amount of our investment in the mineral rights and mining properties of the Las Cruces project was approximately $81.7 million. The recoverability of these assets is entirely dependent upon our success in obtaining required permits, obtaining debt financing and consummating this offering for the project, engineering and construction. The amount of financing that can be obtained for the project and its related cost will be significantly affected by the assessment of potential lenders and equity investors of the current and expected future market price of copper. In addition, the actual price of copper, the operating cost of the mine and the capital cost to bring the mine into production will affect the recoverability of these assets. Based on the current status of the project and our estimate of future financing costs and future cash flows, we believe the carrying amount of this investment is recoverable. However, if we are unable to obtain the final permits required to begin construction of the mine and commence mining activities, it is likely that this investment will be impaired.

Deferred Tax Asset and Tax Valuation Allowance

We have recorded a valuation allowance that fully reserves for our deferred tax asset (net of certain deferred tax liabilities which can be offset by our net operating loss carryforwards). We have recorded the valuation allowance because we determined it is likely that we will not be able to utilize the deferred tax asset in the future. If we determine that we will be able to use all or a portion of our deferred tax asset in the future, we will record an adjustment to reduce the valuation allowance, thereby increasing income in that period. If and when we make this determination, it will be based upon our projections of taxable income in the future, which are based on numerous judgments and assumptions, and are inherently uncertain. Prior to that time, we do not expect to reflect any federal income tax benefit in our statement of operations for reported losses, and we will not record any federal income tax expense on income that can be offset by our net operating loss carryforwards.

Results of Operations

Comparison of Three Months Ended March 31, 2004 to the Three Months Ended March 31, 2003

Gold Production.    Our attributable share of gold production from the Castle Mountain Venture for the three months ended March 31, 2004 decreased 18% to 1,002 ounces, compared to 1,228 ounces for the three months ended March 31, 2003. The decrease in production is due to declining residual gold recovery from the leach pads. Future gold production will continue to decline as residual gold is recovered from the leach pads during the closing and reclamation phase at the mine. Residual gold production is expected to continue into mid-2004.

Revenue.    Our revenues come from the sale of gold from the Castle Mountain mine. Gold production is limited to residual production during reclamation and closure at the mine. Therefore, our revenue will continue to decrease significantly until residual gold production ceases at the mine, which we expect to be in mid-2004. Once this residual gold production ceases, based on our current operations, we will have no revenues until production begins at the Las Cruces project.

Our product sales revenue decreased $0.1 million, or 20%, to $0.3 million for the three month period ended March 31, 2004, compared to $0.4 million for the same period in 2003. The decrease in revenue is due to declining gold production, partially offset by higher realized gold prices. Future product sales revenue will continue to decline as residual gold production decreases during the reclamation and closure phase at the Castle Mountain mine.

During the three month period ended March 31, 2004, we sold no ounces of gold under forward sales contracts and 835 ounces of gold on the spot market. During the same period in 2003, we sold no ounces of gold under forward sales contracts and 1,200 ounces of gold on the spot market. We had no ounces of gold sold under forward sales contracts as of March 31, 2004. While we have used forward sales contracts in the past, we expect that our future gold sales from residual production at the Castle Mountain mine will be made primarily at spot prices.

For the three month period ended March 31, 2004, the average price realized per ounce of gold was $406, compared to $354 per ounce for the same period in 2003. The average spot price for the three month period ended March 31, 2004 was $409 per ounce, compared to $352 per ounce for the same period in 2003.

Gross Profit.    We recognized gross profit from product sales of $0.1 million for the three month period ended March 31, 2004, compared to $0.3 million for the same period in 2003. Gross profit decreased primarily due to declining gold production, partially offset by higher realized gold prices. Future gross profit should continue to decline as residual gold production decreases at the Castle Mountain mine.

Project Development Costs.    Project development costs for 2003, 2002 and 2001 represent certain costs related to the Las Cruces project that have not been capitalized, such as public relations and severance costs.

Exploration Costs.    Exploration costs decreased for the three month period ended March 31, 2004 compared to the same period in 2003. The decrease in expenditures is due to fewer properties being evaluated in 2004. During the first quarter of 2004, we focused our exploration efforts on our exploration programs in Nevada and Spain.

General and Administrative Expenses.    General and administrative expenses increased 76% for the three month period ended March 31, 2004 compared to the same period in 2003. The increase in expenses is due primarily to higher audit costs and executive bonus and severance costs.

Bankruptcy Recovery. As part of a court approved bankruptcy plan of Washington Group International, Inc., we have received, as an unsecured creditor, various distributions of common stock and warrants to purchase additional common shares of Washington Group. In the first quarter of 2004, we received a distribution of 3,801 common shares and warrants to purchase an additional 6,478 common shares of Washington Group, with a combined market value of $0.2 million. These securities were sold immediately upon receipt. In the first quarter of 2003, we received a distribution of 3,150 common shares and warrants to purchase an additional 3,578 common shares of Washington Group, with a combined market value of $0.03 million. We have recorded these amounts as income in the quarters in which they were received.

Interest Expense.    Interest expense for the first quarter of 2004 and 2003 consisted primarily of the cost of the commitment fee on our credit facility with Leucadia, which is based on the amount available under the facility. For the first quarter of 2004 and 2003, we capitalized $0.4 million and $0.3 million, respectively, in interest relating to the Las Cruces project.

Income Tax Provision.    The provision for income taxes for the three month period ended March 31, 2003 represents California state income taxes. We recorded no federal tax benefit for our pre-tax loss in the three month periods ended March 31, 2004 and 2003 since we determined that it was unlikely we would be able to realize the related tax benefit in the future.

Comparison of Twelve Months Ended December 31, 2003 to the Twelve Months Ended December 31, 2002

Gold Production.    Our attributable share of gold production from the Castle Mountain Venture decreased 75% to 3,538 ounces in 2003 from 14,029 ounces in 2002. Future gold production will continue to decline as less residual gold is recovered from the leach pads during the closure and reclamation phase at the mine. Residual gold production is expected to continue into mid 2004.

Revenue.    Our revenues come from the sale of gold from the Castle Mountain mine. Gold production is limited to residual production during reclamation and closure at the mine. Therefore, our revenue will continue to decrease significantly until residual gold production ceases at the mine, which we expect will occur in mid 2004. Once this residual gold production ceases, based on our current operations, we will have no revenues until production begins at the Las Cruces project.

Our product sales revenue decreased $3.4 million, or 70%, to $1.4 million for 2003, compared to $4.8 million for 2002. The decrease in revenue is due to declining gold production, partially offset by higher realized gold prices.

During 2003, we had no gold sales under forward sales contracts and sold 3,900 ounces of gold on the spot market. During 2002, we had no gold sales under forward sales contracts and sold 15,510 ounces of gold on the spot market. We had no gold sales under forward sales contracts as of December 31, 2003. While we have used forward sales contracts in the past, we expect that our future gold sales from residual production at the Castle Mountain mine will be made primarily at spot prices.

For 2003, the average price realized per ounce of gold was $363, compared to $309 per ounce for 2002. The average spot price for 2003 was $363 per ounce, compared to $310 per ounce for 2002.

Gross Profit.    We recognized a gross profit from product sales of $0.9 million for 2003, compared to $2.3 million for 2002. The decrease in gross profit is primarily due to declining gold production, partially offset by higher realized gold prices and by a favorable adjustment for royalties that were paid in an amount less than previously accrued. Future gross profit will continue to decline as residual gold production decreases at the Castle Mountain mine.

Project Development Costs.    Project development costs for 2003, 2002 and 2001 represent certain costs related to the Las Cruces project that have not been capitalized, such as public relations and severance costs.

Exploration Costs.    Our exploration costs decreased 22% to $0.52 million compared to $0.67 million in 2002. Our exploration expenditures decreased in 2003 because we acquired interests in fewer properties, and we focused our mapping and sampling activities on fewer properties. In addition to our exploration programs in Nevada and Spain, we conducted 57 field examinations during 2003, compared to 68 in 2002.

General and Administrative Expenses.    Our general and administrative expenses for 2003 increased $0.8 million, or 50%, to $2.5 million, compared to $1.7 million in 2002. The increase in expenses is due primarily to higher legal and audit costs relating to increased regulatory requirements and payroll costs resulting from a one-time accrual relating to severance payments for an executive officer.

Gain (Loss) on Disposal of Assets.    We recognized a gain on disposal of assets of $0.1 million in 2003 compared to $0.6 million in 2002, from sales of mining equipment and assets as part of closure activities at the Castle Mountain mine. In addition, during 2002, we decided not to renew a purchase option on a portion of the land needed to develop the Las Cruces project. We wrote off the book value of the purchase option as a loss on disposal of assets of $0.9 million in the third quarter of 2002. In March 2004, we entered into an agreement to purchase most of the land previously covered by the purchase option for an amount less than the purchase price of that option.

Unconsolidated Affiliate.    In July 2000, we became a limited partner in Peru Exploration Venture LLLP. The principal objective of the partnership was to acquire precious and base metal properties in Peru. We have accounted for this investment using the equity method of accounting. Our commitment to the partnership was $1.0 million over a two-year period, which was fully funded as of December 31, 2001. Our share of loss from the partnership for the year ended December 31, 2002 was $0.3 million.

On April 21, 2003, we exchanged all of our limited partnership units of Peru Exploration Venture LLLP for a total of 4,821,905 common shares, or approximately 17.8% at December 31, 2003, of Bear Creek Mining Corporation, a publicly traded Canadian mineral exploration company (TSX Venture Exchange: BCM). The exchange was made in connection with the acquisition by Bear Creek, formerly EVEolution Ventures, Inc., of all outstanding limited partnership interests of Peru Exploration and all outstanding shares of Peru Exploration’s general partner. In addition, we have non-transferable preemptive rights, until April 25, 2005, to participate in any offering of common stock undertaken by Bear Creek on a pro rata basis in order to allow us to maintain our percentage interest in the common shares of Bear Creek.

We recorded, in the second quarter of 2003, a non-cash gain of $1.9 million, net of related expenses, based on the estimated value of the common shares received. Due to the significant restriction on our ability to transfer these shares, the shares were initially valued at less than traded market prices. This gain does not necessarily reflect the value we may ultimately realize from this investment. Our ability to realize the recorded value of our shares of Bear Creek is subject to various risks, including Bear Creek’s performance in the future, volatility in the market price for the shares and the existence of sufficient market liquidity to absorb our position, all of which are beyond our control. In addition, we are restricted from publicly selling most of our shares of Bear Creek over an 18-month period following the exchange, as described in note 5 to our consolidated financial statements, which are included elsewhere in this prospectus. The restrictions on our ability to sell our Bear Creek stock could negatively impact the value we will ultimately receive for the shares. As a result, the amount we will realize from this investment is uncertain.

Litigation Settlement.    During 2003, we recognized a gain on litigation settlement of $0.04 million, after deducting related legal expenses, relating to a property dispute in Montana.

Bankruptcy Recovery.    As part of a court approved bankruptcy plan of Washington Group International, Inc., we have received, as an unsecured creditor, distributions of common stock and warrants to purchase additional common shares of Washington Group, beginning in the second quarter of 2002. During 2002, we received 18,734 shares of common stock and warrants to purchase an additional 31,924 common shares of Washington Group, with a combined market value of $0.32 million. During 2003, we received 11,774 shares of common stock and warrants to purchase an additional 16,214 common shares of Washington Group, with a combined market value of $0.37 million. We have recorded these amounts, net of related legal expenses, as income in the quarters in which they were received. The securities are classified as available for sale and any unrealized gains and losses are reflected as a component of other comprehensive income.

Gain on Sale of Securities.    During the fourth quarter of 2003, we sold all of our investment in shares of common stock and warrants of Washington Group on the open market for approximately $1.2 million. The amount realized in excess of the amortized cost of those securities was reported as income in 2003.

Interest Expense.    Interest expense for 2003 and 2002 consisted primarily of the cost of the commitment fee on our credit facility with Leucadia, which is based on the amount available under the facility. For 2003, we capitalized $1.5 million in interest relating to the Las Cruces project. For 2002, we capitalized $1.4 million in interest relating to the Las Cruces project.

Income Tax Provision.    The provision for income taxes for 2003 primarily represents state taxes. We recorded no federal income tax provision for 2003 as any tax that otherwise would have been due was fully offset by our net operating loss carryforwards. We recorded no federal tax benefit for our pre-tax loss in 2002 since we determined that it was unlikely we would be able to realize that tax benefit in the future.

Comparison of Twelve Months Ended December 31, 2002 to the Twelve Months Ended December 31, 2001

Gold Production.    Our attributable share of gold production from the Castle Mountain Venture decreased 27% to 14,029 ounces in 2002 from 19,167 ounces in 2001. The decrease in production was due to the completion of mining activities at the Castle Mountain mine in May 2001.

Revenue.    Historically, our revenues came from two sources, contract mining and the sale of gold from the Castle Mountain mine. Due to the completion of mining activities at the mine in 2001, we no longer receive any revenue from contract mining, and gold production is limited to residual production during reclamation at the mine.

Our product sales revenue decreased $1.2 million, or 19%, to $4.8 million for 2002, compared to $6 million for 2001. The decrease in revenue was due to declining gold production, partially offset by higher realized gold prices. Product sales revenue for 2001 included the recognition of $0.5 million of deferred revenue.

During 2002, we had no gold sales under forward sales contracts and sold 15,510 ounces of gold on the spot market. During 2001, we sold 10,200 ounces of gold under forward sales contracts and 9,700 ounces of gold on the spot market. We had gold sales under forward sales contracts as of December 31, 2002.

For 2002, the average price realized per ounce of gold was $309, compared to $277 per ounce for 2001. The average spot price for 2002 was $310 per ounce, compared to $271 per ounce for 2001.

We received no revenue from mining services for 2002, compared to $1.3 million for 2001.

Gross Profit.    We recognized a gross profit from product sales of $2.3 million for 2002, compared to a gross loss from product sales of $0.1 million for 2001. The higher gross profit in 2002 was due to higher realized gold prices and lower production costs.

There was no gross profit from contract mining operations for 2002, compared to a gross loss from contract mining operations of $0.2 million for 2001. Mining operations were completed at the Castle Mountain mine in 2001.

Exploration Costs.    Our exploration costs decreased $0.67 million, or 6%, compared to $0.72 million in 2001. Our exploration expenditures decreased in 2002 because we acquired interests in fewer properties, and we focused our mapping and sampling activities on fewer properties. In addition to our exploration programs in Nevada and Spain, we conducted 68 field examinations during 2002.

General and Administrative Expenses.    Our general and administrative expenses for 2002 decreased $0.8 million, or 31%, to $1.7 million, compared to $2.4 million in 2001. The decrease in expenses was due primarily to higher legal and non-recurring payroll related costs in 2001.

Gain (Loss) on Disposal of Assets.    During 2002, we decided not to renew a purchase option on a portion of the land needed to develop the Las Cruces project. We wrote off the book value of the land purchase option as a loss on disposal of assets of $0.9 million during the third quarter of 2002. This loss was partially offset by a $0.6 million gain on disposal of mining equipment and other assets at the Castle Mountain mine during 2002.

Unconsolidated Affiliate.    In July 2000, we became a limited partner in Peru Exploration Venture LLLP. The general partner is Bear Creek Mining Company. The principal objective of the partnership is to acquire precious and base metal properties in Peru. We accounted for this investment using the equity method of accounting. Our commitment to the partnership is $1.0 million over a two-year period, which we fully funded as of December 31, 2001. Our share of loss from the partnership for the year ended December 31, 2002 was $0.3 million compared to $0.5 million for the year ended December 31, 2001.

Litigation Settlement.    During 2001, we recognized a gain on litigation settlement, with Washington Group International, Inc., of $0.6 million after deducting related legal expenses.

Bankruptcy Recovery.    As part of a court approved bankruptcy plan, in the second quarter of 2002, we received, as an unsecured creditor, an initial distribution of 13,889 shares and warrants to purchase an additional 23,667 shares of Washington Group, with a combined market value of $0.3 million. We recorded this amount as income in the second quarter. In the third quarter of 2002, we received an additional distribution of 4,845 shares and warrants to purchase an additional 8,257 shares of Washington Group, with a combined market value of $0.1 million. We recorded this amount, net of related legal expenses, as income in the third quarter. The securities were classified as available for sale and any unrealized gains and losses are reflected as a component of other comprehensive income.

Interest Expense.    Interest expense for 2002 consisted primarily of the cost of the commitment fee on our credit facility with Leucadia, which was based on the amount available under the facility. For 2002, we capitalized $1.4 million in interest relating to the Las Cruces project.

Income Tax Provision.    The provision for income taxes for 2002 primarily represents state taxes. We recorded no federal tax benefit in 2002 and 2001 since we determined that it was unlikely we would be able to realize that tax benefit in the future.

Liquidity and Capital Resources

Our principal sources of funds are our available resources of cash and cash equivalents, equity securities, cash generated from residual gold production at the Castle Mountain mine and our credit facility. At March 31, 2004, we had cash and cash equivalents of $2.6 million, equity securities of $2.0 million (of which $1.9 million was available for sale within 12 months) and gold bullion of $0.1 million, representing a decrease in cash and cash equivalents, equity securities and gold bullion of $0.3 million from December 31, 2003. At March 31, 2004, we had $9.0 million of available borrowings under our credit facility with Leucadia. We expect that our cash and cash equivalents and available borrowings under our credit facility with Leucadia will be sufficient to cover operating expenses through 2004. However, our cash resources will not be sufficient to cover all projected costs and expenses necessary to commence mining at the Las Cruces project. We estimate that the initial capital cost will be approximately €280 million, or approximately $342 million, to bring the Las Cruces project into production, excluding bonding requirements, inflation, interest and other financing costs. Land acquisition activities have begun and basic engineering activities are scheduled to begin in the next few weeks. In addition to the proceeds from this offering, we will require additional financing in order to bring the Las Cruces project into production and we will have to amend the terms of our existing credit facility with Leucadia.

Until May 2001, our revenues came from two sources, contract mining at the Castle Mountain mine and the sale of gold from the mine. Since the completion of mining activities at the Castle Mountain mine in May 2001, our only source of revenue has been sales of residual gold recovered from the leach pads during the closure and reclamation phase at the mine. Based on our current operations, expected overhead expenses and exploration costs, we will not have positive cash flow from operations before production of refined copper begins at the Las Cruces project.

Net cash used by operating activities was $1.7 million for the three-month period ended March 31, 2004 compared to $1.5 million for the same period in 2003. Net cash used by operating activities was $3.1 million for the year ended December 31, 2003, compared to net cash provided by operating activities of $1.3 million for the year ended December 31, 2002 and net cash used by operating activities of $0.2 million for the year ended December 31, 2001. The decrease in cash from operating activities in 2003 compared to 2002 is due primarily to decreased gold sales and increased general and administrative expenditures.

In March 1998, we entered into a $20 million credit facility with our majority stockholder, Leucadia. Through various amendments, the most recent of which was effective March 31, 2004, the credit facility has been amended to increase the facility to $55 million. The credit facility has an expiration date of January 3, 2006. Leucadia may terminate the credit facility on December 15 of any year, provided Leucadia notifies us of the termination prior to September 15 of that year. Leucadia has the right to terminate the credit facility at any time when it owns less than 45% of our outstanding common stock. Leucadia has notified us that it does not intend to terminate the credit facility prior to December 15, 2005, regardless of whether its ownership falls below the 45% threshold as a result of this offering. At March 31, 2004, we had outstanding borrowings under the credit facility of $46 million. Loans outstanding under the credit facility bear interest equal to the prime rate and interest and commitment fees are payable quarterly. The prime rate at March 31, 2004 was 4.0%. Interest paid to Leucadia under the credit facility for the three months ended March 31, 2004 and 2003 was approximately $0.4 million and $0.35 million, respectively. A substantial portion of these interest payments relates to financing for the Las Cruces project. Interest related to the Las Cruces project is capitalized and is not reflected as interest expense in our consolidated statements of operations. Instead, capitalized interest is added to mining properties, plant and mine development on our consolidated balance sheets.

In addition to this offering, we are exploring various debt financing alternatives for projected costs and expenses associated with the Las Cruces project. Moreover, we expect that we will be required under any new credit facility to amend our existing credit facility with Leucadia to provide that it will be subordinated to the new facility and that any repayment of the Leucadia facility will be restricted to available cash provided by operations. Alternatively, we have requested, and Leucadia is considering, converting all or a portion of our outstanding debt under our credit facility with Leucadia to shares of our common stock, simultaneously with the consummation of this offering, at the same price at which we are offering shares pursuant to this prospectus. We are also considering other sources of financing, including product off-take agreements, which are a type of product sales agreement, supplier financing and equipment testing.

We expect debt financing to be primarily funded through a syndicated project financing facility using a consortium of leading international banks experienced in mining project financing. We have retained Cutfield Freeman & Co. Ltd. to assist us, and they are currently in parallel discussions with a number of such banks. While we believe that we will be able to obtain debt financing for the Las Cruces project, we cannot assure you that we will be able to obtain debt financing on favorable terms or at all. If we are unable to obtain financing when needed, the development of the Las Cruces project could be delayed significantly. Any significant delay could increase the costs of developing the Las Cruces project or prohibit us from completing development of the project.

Our sources of funds available to fund new mining projects are limited. We used a significant portion of our existing funds to acquire the Las Cruces project for $42 million in September 1999. Accordingly, our ability to begin new mining projects depends on our ability to obtain additional funds to finance new mining projects. While we believe that we may be able to obtain financing for new mining projects through project financing or otherwise, we cannot assure you that we will be able to obtain financing on favorable terms or at all.

Additions to mining properties, plant and mine development totaled $3.8 million and $1.2 million for the three months ended March 31, 2004 and 2003, respectively, and $7.5 million, $3.5 million and $4.8 million for the years ended December 31, 2003, 2002 and 2001, respectively. For all periods presented, additions to mining properties, plant and mine development consisted of: (1) mine development expenditures; (2) construction expenditures for buildings, machinery, plant and equipment; (3) expenditures for mobile mining service equipment; and (4) capitalized interest. The principal source of funds that we used to fund project development at the Las Cruces project was our credit facility with Leucadia.

During 2003, we sold all of our investment in shares of common stock and warrants of Washington Group International on the open market for approximately $1.2 million.

Upon completion of production at a mine, we must make expenditures for reclamation and closure of the mine. Effective January 1, 2003, we account for future reclamation and mine closure liabilities in accordance with SFAS No. 143. At March 31, 2004, we had a recorded asset retirement obligation of $1.4 million for these costs, including $1.3 million for the Castle Mountain mine. We and Quest Capital Corporation, formerly Viceroy Resource Corporation, the owner of the remaining 75% interest in the Castle Mountain Venture, are depositing cash, including all proceeds from the sale of plant and equipment, in a separate fund to cover current and future reclamation costs at the venture properties. At March 31, 2004, our share of this fund was $1.9 million. This fund is classified as restricted cash and investments. During the quarters ended March 31, 2004 and 2003, approximately $873 and $748, respectively, of restricted investments were sold and are now classified as restricted cash. We have not recorded any asset retirement liabilities relating to the Las Cruces project as there has been no disturbance that would require reclamation or remediation. We periodically review the adequacy of our reclamation and mine closure liabilities in light of current laws and regulations and adjust our liabilities as necessary.

For the three month periods ended March 31, 2004 and 2003, accumulated other comprehensive income (loss) includes approximately $(1.4) million and $1.7 million, respectively, resulting from the recognition of unrealized gains and losses from foreign currency translation adjustments. For the year ended December 31, 2003, accumulated other comprehensive income includes approximately $8.9 million resulting from the recognition of unrealized gains from foreign currency translation adjustments. While the recognition of these adjustments results in decreases and increases in total shareholders’ equity, these adjustments had no impact on our consolidated liquidity. These adjustments are required in order to convert our euro denominated assets into U.S. dollars and, therefore, reflect the change in the value of the euro against the U.S. dollar over these periods. We do not believe these adjustments reflect any decrease or increase in the economic value of our assets, and we are unable to predict whether these unrealized losses and gains from foreign currency translation adjustments will continue in the future. Foreign currency exchange rates can have a significant impact on our consolidated financial statements. See “—Quantitative and Qualitative Disclosures About Market Risk—Foreign Currency Exchange Rate Risk,” and Note 1 to our consolidated financial statements that are included elsewhere in this prospectus.

As shown below, at March 31, 2004, our contractual cash obligations totaled approximately $47 million.

	Payments Due By Period (in millions)
Contractual Cash Obligations	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 years
Operating leases	$0.60	$0.22	$0.20	$0.18	$—
Line of credit (a)	46.00	—	46.00	—	—

Total contractual cash obligations	$46.60	$0.22	$46.20	$0.18	$—

(a)	This amount represents the outstanding principal balance at March 31, 2004 under our $55 million credit facility with Leucadia. Leucadia may terminate the credit facility on December 15 of any year, provided Leucadia notifies us of the termination prior to September 15 of that year. Leucadia has the right to terminate the credit facility at any time when it owns less than 45% of our outstanding common stock. Leucadia has notified us that it does not intend to terminate the credit facility prior to December 15, 2005, regardless of whether its ownership falls below the 45% threshold as a result of this offering. The credit facility has an expiration date of January 3, 2006.

During the two years ended December 31, 2003 and 2002, we were not a party to any derivative instruments, forward sales contracts or other contracts designed to hedge market risks. In the past we have entered into option contracts and forward sales contracts to establish a minimum selling price on some of the ounces of gold that we produce. In the future, we may seek to mitigate the risk of fluctuations in copper prices through periodic forward sales. We do not enter into option or sales contracts for the purpose of speculative trading.

We do not currently have a foreign currency protection program to mitigate risks associated with fluctuations in foreign currency. In addition, we have not undertaken any hedging activities with respect to our credit facility with Leucadia, which carries a variable interest rate.

Off-Balance Sheet Arrangements

Surety bonds and letters of credit totaling $2.7 million, of which our share is $0.8 million, have been provided as required by various governmental agencies for environmental protection, including our share of reclamation bonds of $0.6 million relating to the Castle Mountain mine and $0.2 million relating to the American Girl Mine, at which reclamation, except ground water and re-vegitation monitoring, was completed in 2000. If closure and reclamation obligations under these agreements are not met, the agencies could draw on these bonds and letters of credit to fund expenditures for reclamation and closure requirements.

Share Repurchases

In October 1998, our board of directors authorized the repurchase of up to two million shares of our common stock. As of March 19, 2004, we had repurchased 173,700 shares under the repurchase program. We have not repurchased any shares since 1999. This repurchase program was terminated on March 26, 2004.

Recently Issued Accounting Standards

Based upon our review of new accounting standards released during the quarter ended March 31, 2004, we did not identify any standard requiring adoption that would have a significant impact on our consolidated financial statements for the periods reported.

The Emerging Issues Task Force of the Financial Accounting Standards Board, or FASB, reached consensus in March 2004 that mineral rights should be removed as examples of intangible assets in Statement of Financial Accounting Standards Nos. 141 and 142. The FASB ratified the consensus on April 28, 2004. Upon adoption, approximately $47,639 associated with mineral rights relating to the Las Cruces project will be reclassified from intangible assets – mineral rights to mining properties, plant and mine development, net, on our consolidated balance sheet.

In April 2003, the Financial Accounting Standards Board, or FASB, issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities,” which is effective for contracts entered into or modified after June 30, 2003. SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” The adoption of SFAS No. 149 did not have an impact on our financial position or results of operations.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity,” which is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the first interim period beginning after June 15, 2003. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. The adoption of SFAS No. 150 did not have an impact on our financial position or results of operations.

In January 2003, the FASB issued FASB Interpretation Number, or FIN 46, “Consolidation of Variable Interest Entities,” an interpretation of Accounting Research Bulletin 51. FIN 46 addresses consolidation of variable interest entities, which are entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective immediately for variable interest entities created after January 31, 2003, and for variable interest entities in which an enterprise obtains an interest after that date. In October 2003, the FASB deferred to the fourth quarter of 2003 from the third quarter the implementation date of FIN 46 with respect to variable interest entities in which a variable interest was acquired before February 1, 2003. In December 2003, the FASB issued a revision to FIN 46, known as FIN 46R, to clarify certain provisions and exempt certain entities from its requirements. In addition, FIN 46R deferred to the first quarter of 2004 application of its provisions to certain entities in which a variable interest was acquired prior to February 1, 2003. FIN 46 may be applied prospectively with a cumulative effect adjustment as of the date on which it is first applied or by restating previously issued financial statements with a cumulative effect adjustment as of the beginning of the first year restated. Since we do not have any variable interest entities, the adoption of FIN 46 and FIN 46R did not have an impact on our financial position or results of operations.

Quantitative and Qualitative Disclosures About Market Risk

See Note 1 to our consolidated financial statements included elsewhere in this prospectus for additional information regarding forward sales activities.

Copper Price Risk

Our future profitability and long-term viability will depend, in large part, on the market price of copper. Market prices for copper are volatile and are affected by numerous factors beyond our control, including expectations regarding inflation, global and regional demand, speculative activities, political and economic conditions, and production costs in major copper producing regions. The aggregate effect of these factors on copper prices is impossible for us to predict. A decrease in copper prices could adversely affect our ability to finance the development of the Las Cruces project, which would have a material adverse affect on our results of operations and financial condition. A $0.01 decrease in the price per pound of copper could reduce annual cash flows from the Las Cruces project by up to $1 million.

From time to time, we may seek to mitigate the risk of fluctuations in copper prices through periodic forward sales. Forward sales transactions result in a reduction in possible revenue if the contract price is less than the market price at the time of settlement. Additional risks associated with forward sales activities could result if we are unable to meet the delivery requirements of forward sales contracts or to extend delivery dates if necessary. The relative risks and benefits of engaging in forward sales activities depend on prevailing market conditions.

Gold Price Risk

The results of our operations from residual gold production at the Castle Mountain mine are affected significantly by the market price of gold. Gold prices are influenced by numerous factors over which we have no control, including expectations with respect to the rate of inflation, the relative strength of the U.S. dollar and other currencies, interest rates, global or regional political or economic crises, demand for gold for jewelry and industrial products and sales by holders and producers of gold in response to these factors. A 10% decrease in the price of gold could reduce our expected 2004 product sales revenue by up to $0.1 million.

In the past we have entered into option contracts and forward sales contracts to establish a minimum selling price on some of the ounces of gold that we produce. We do not enter into option or sales contracts for the purpose of speculative trading. Our current policy provides for the use of forward sales contracts for up to 80% of the remaining residual production at the Castle Mountain mine. However, we expect to sell the remaining production primarily at spot prices at various times. At March 31, 2004 and 2003, we had no ounces of gold sold under forward sales contracts.

Foreign Currency Exchange Rate Risk

Most of our activities are located in Spain. We also conduct exploration activities in other countries. Our future profitability could be affected by fluctuations in foreign currencies relative to the U.S. dollar. A 10% increase in the value of the euro relative to the U.S. dollar could increase our estimate of the cost to develop the Las Cruces project by $34 million. We have not entered into any foreign currency contracts or other derivatives to establish a foreign currency protection program.

Interest Rate Risk

At March 31, 2004, we had borrowed $46 million under our credit facility with Leucadia. The credit facility carries a variable interest rate equal to the prime rate. At March 31, 2004, the prime rate was 4%. A 1% increase in the prime rate would increase our annual interest expense by approximately $0.46 million. We have not undertaken any hedging activities with respect to the credit facility.

Management

Executive Officers and Directors

Set forth below is information concerning our executive officers and directors.

Name and Residence	Age	Position

G. Frank Joklik Salt Lake City, Utah	75	Chairman of the Board and Chief Executive Officer

Thomas E. Mara Franklin Lakes, New Jersey	58	President and Director

John C. Farmer Centerville, Utah	54	Chief Financial Officer, Secretary and Treasurer

Larry L. Lackey Bountiful, Utah	68	Director of Exploration

Thomas G. White Salt Lake City, Utah	60	Manager of Operations

Francisco Fernando Fernandez Torres Seville, Spain	54	Managing Director, Cobre Las Cruces, S.A.

G. Robert Durham Creve Coeur, Missouri	75	Director

Robert R. Gilmore Denver, Colorado	52	Director

James P. Miscoll San Rafael, California	69	Director

G. Frank Joklik has served as our Chairman of the Board since June 30, 1998, and has served as a director of our company since June 6, 1995. Mr. Joklik served as our President and Chief Executive Officer from November 1, 1995 through June 30, 1998. Concurrent with his appointment as Chairman of the Board, Mr. Joklik took a leave of absence from his position as President and Chief Executive Officer. Mr. Joklik returned from a leave of absence to his position as Chief Executive Officer during the second quarter of 1999. From 1980 to 1993, Mr. Joklik was the President and Chief Executive Officer of Kennecott Corporation, a mining company, now known as Kennecott Utah Copper Corporation, a subsidiary of the Rio Tinto Group.

Thomas E. Mara has served as our President since March 2, 2004 and has served as a director of our company since February 2000. Mr. Mara has served as Executive Vice President of Leucadia National Corporation since 1980 and as Treasurer since 1993. He is also Chief Executive Officer and a director of The FINOVA Group, Inc., a financial services company that is 50%-owned by Berkadia LLC, a joint venture between Leucadia National Corporation and Berkshire Hathaway Inc.

John C. Farmer has served as our Chief Financial Officer since June 30, 1998. Mr. Farmer has also served as our Controller, Treasurer and Secretary since April 25, 1996.

Larry L. Lackey has served as our Director of Exploration since October 1, 1999. Mr. Lackey served as our Chief Geologist from August 23, 1995 to September 30, 1999. He was formerly Regional Vice President—Central America and the Caribbean for Independence Mining Company, Inc. He was also involved in copper exploration with Kennecott Corporation and Noranda Inc., a mining company. Mr. Lackey’s status at our company changed from full-time to part-time employment in November 2001 and he returned to full-time employment in March 2003.

Thomas G. White joined us as Vice President of Operations on October 8, 1993. On August 5, 1996, Mr. White’s title was changed to Manager of Operations. Before joining us, Mr. White served as a mining executive for the gold operations of Homestake Mining Co. Prior to that, Mr. White obtained significant technical and management experience in copper and base metal operations for ASARCO Incorporated, AMAX Inc. and Placer Dome Inc.

Francisco Fernando Fernandez Torres has served as Managing Director of our subsidiary, Cobre Las Cruces, S.A., since May 1, 2004. From May 2003 to April 2004, Mr. Fernandez served as Chief Operating Officer of SCR SIBELCO S.A., a major European-based producer of industrial minerals. Mr. Fernandez also served as Chief Executive Officer of WBB Minerals, a subsidiary of SCR SIBELCO, from May 2001 until April 2003, as Managing Director of WBB España S.A., a subsidiary of WBB Minerals, from September 1999 until May 2001 and as Managing Director of Luzanec Set, a member of the Luzanec Group and a subsidiary of Rio Tinto plc, from April 1993 until September 1998.

G. Robert Durham has served as a director of our company since March 2004. Mr. Durham served as Chairman and Chief Executive Officer of Walters Industries, Inc., a homebuilding and financing, building materials, natural resources and industrial manufacturing company, from 1991 to 1996. He served as Chairman, President and Chief Executive Officer of Phelps Dodge Corporation, a mining company, from 1984 to 1989. Mr. Durham also serves as a director for The FINOVA Group Inc. and The MONY Group Inc. Mr. Durham serves on our Audit and Compensation Committees. The FINOVA Group Inc. entered into bankruptcy on March 7, 2001 and emerged therefrom on August 21, 2001, and is currently in the process of liquidation.

Robert R. Gilmore has served as a director of our company since March 2004. Mr. Gilmore is an independent financial consultant and a certified public accountant. Mr. Gilmore served as Chief Financial Officer of Teamshare, Inc., a software company, from 2000 to 2002 and as Vice President—Finance and Chief Financial Officer of Dakota Mining Corporation from 1991 to 1997. Mr. Gilmore also serves as a director for Eldorado Gold Corporation. Mr. Gilmore serves as Chairman of our Audit Committee and serves on our Compensation Committee.

James P. Miscoll has served as a director of our company since 1993. Mr. Miscoll served as Vice Chairman of Bank of America from 1985 to 1992, when he retired from that position. Mr. Miscoll also serves as a director for Westinghouse Air Brake Technology Corporation and 21st Century Insurance Group. Mr. Miscoll serves as Chairman of our Compensation Committee and serves on our Audit Committee.

Other Key Managers

Richard B. Rickard has served as our Manager of Mine Development since our company’s inception in 1993. Prior to that, Mr. Rickard worked for Morrison Knudsen Corporation and in the copper operations of Cyprus Minerals Company.

Board of Directors

Our board of directors is divided into three classes: Class I, Class II and Class III. Our board of directors has fixed our number of directors at five, one of whom is a member of Class I, two of whom are members of Class II, and two of whom are members of Class III. Each class serves three years, with terms of office of the respective classes expiring in successive years. Mr. Joklik is a Class I director whose term expires in 2007, Messrs. Durham and Gilmore are Class II directors whose terms expire in 2006, and Messrs. Mara and Miscoll are Class III directors whose terms expire in 2005.

In March 2004, each of G. Robert Durham and Robert R. Gilmore was elected as a director of our company by our board of directors. Mr. Durham was nominated by Leucadia, our principal stockholder, and Mr. Gilmore was identified by PricewaterhouseCoopers, LLP, our independent accountants. To permit the board of directors to consist of a majority of independent directors, in March 2004, each of Ian M. Cumming, H.E. Scruggs and Joseph S. Steinberg, who are affiliates of Leucadia, resigned as a director of the company. Following these changes, the board of directors adopted a resolution decreasing the number of directors from eight to five, decreasing Class I of the board of directors from three directors to one director, decreasing Class II of the board of directors from three directors to two directors and decreasing the Audit Committee from four directors to three directors.

In accordance with the requirements of the American Stock Exchange and the Toronto Stock Exchange, the principal exchanges on which we have applied to list our common stock, the board of directors has determined that each of our directors is independent, other than G. Frank Joklik and Thomas E. Mara.

Committees of the Board Of Directors

The current committees of our board of directors include an Executive Committee, a Compensation Committee and an Audit Committee. These committees are further described below.

Executive Committee.    The Executive Committee is responsible for overseeing the management of our business and affairs and has such additional authority as may be granted to it from time to time by the board of directors. The current member of the Executive Committee is G. Frank Joklik. There are two vacancies on the Executive Committee. The Executive Committee meets at such times as may be deemed necessary by the board of directors or the committee. No meetings of the Executive Committee were held during 2003.

Compensation Committee.    The Compensation Committee reviews and adjusts the salaries of our principal officers and key executives. The Compensation Committee also administers our benefit plans. The current members of the Compensation Committee are James P. Miscoll (Chairman), G. Robert Durham and Robert R. Gilmore. The Compensation Committee meets at such times as may be deemed necessary by the board of directors or the committee. No meetings of the Compensation Committee were held during 2003.

Audit Committee.    We have a separately-designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934. The functions of the Audit Committee are to assist the board of directors in fulfilling its responsibility to oversee the quality and integrity of our financial statements, our compliance with legal and regulatory requirements, the qualifications, independence and performance of our independent accountants, and significant financial matters. In discharging its duties, the Audit Committee is expected to:

•	have the ultimate authority to select (subject to stockholder ratification, which ratification is not binding on the Audit Committee), compensate, evaluate and replace our independent accountants;

•	review and approve the scope of the annual external audit;

•	review and pre-approve the engagement of our independent accountants to perform audit and permitted non-audit services and the related fees;

•	meet independently with our accounting staff, independent accountants and senior management;

•	review the integrity of our financial reporting process; and

•	review our financial statements and disclosures and certain Securities and Exchange Commission, or SEC, filings.

The current members of the Audit Committee are Robert R. Gilmore (Chairman), G. Robert Durham and James P. Miscoll. The board of directors has adopted a written charter for the Audit Committee. The Audit Committee meets at such times as may be deemed necessary by the board of directors or the committee. The Audit Committee held three meetings during 2003. At each meeting, the Audit Committee met with management and our independent accountants, and with the independent accountants without management present.

The board of directors has determined that Robert R. Gilmore is an audit committee financial expert as defined by Item 401(h) of Regulation S-K under the Securities Exchange Act of 1934.

Attendance.    The board of directors held two meetings and took action on two occasions during 2003. During 2003, each incumbent director attended 75% or more of the total number of meetings of the board and the committees of the board on which he served that were held during the periods he served, except Mr. Mara. Directors are encouraged to attend our annual meetings of stockholders. All directors in office at the time attended the 2003 Annual Meeting of Stockholders.

Board Compensation

Cash Compensation.    Directors who are not employees of either our company or Leucadia National Corporation, our majority stockholder, receive a fee of $30,000 per year. Directors who are employees of Leucadia but not employees of our company receive a fee of $10,000 per year. The Chairman of the Audit Committee receives an additional fee of $10,000 per year, and each of the other members of the Audit Committee receives an additional fee of $5,000 per year. Directors who are not our employees receive $1,000 for each board meeting and standing committee meeting attended (or $500 for each telephonic meeting attended). Directors who are not our employees are also reimbursed by us for reasonable and necessary expenses incurred in connection with their services as our directors. We do not have any consulting agreements with our directors and no director received compensation from us for consulting services during 2003.

Stock Option Plan for Non-Employee Directors.    We had a Stock Option Plan for Non-Employee Directors, which expired on December 17, 2003. The purchase price per share for shares covered by each option award under the Stock Option Plan for Non-Employee Directors is equal to 50% of the fair market value per share of common stock on the date of grant. Options granted under the plan are non-transferable and non-assignable by the participant other than by will or by the laws of descent and distribution. All outstanding options granted under the plan are fully vested. If a participant ceases to be a member of the board of directors for any reason except termination for cause, all vested options then held are exercisable for a period of three years. If a participant is terminated for cause, all vested options are exercisable for a period of 30 days.

Mr. Miscoll holds options to purchase 15,000 shares of Common Stock under the Stock Option Plan for Non-Employee Directors. Unless exercised, these options will expire on July 14, 2004. No other options remain outstanding under the Stock Option Plan for Non-Employee Directors.

Stock Incentive Plan for Non-Employee Directors.    We have adopted a Stock Incentive Plan for Non-Employee Directors to replace our Stock Option Plan for Non-Employee Directors, which expired on December 17, 2003. The purpose of the Stock Incentive Plan for Non-Employee Directors is to encourage the highest level of performance from those members of the board of directors who are not our employees.

We have reserved a total of 500,000 shares of common stock for issuance under the plan. Awards granted under the plan may be in the form of stock options or restricted stock. The Executive Committee of the board of directors administers the plan. The plan continues in effect until all shares available for issuance have been issued and all restrictions on the shares have lapsed.

With respect to each option grant, the Executive Committee determines the number of shares subject to the option, the exercise price, the period of the option, and the time or times at which the option may be exercised. If an optionee ceases to be a non-employee director for any reason, other than termination of directorship for cause, all vested options then held are exercisable for a period of three years and all unvested options terminate 30 days after such person ceases to be a non-employee director. If an optionee’s directorship is terminated for cause, all vested options then held are exercisable for a period of 30 days and all unvested options automatically terminate on the date of termination as a director. Each stock option granted under the plan is nonassignable and nontransferable by the optionee, either voluntarily or by operation of law, except by will or by the laws of descent and distribution. At least six months must elapse from the date of acquisition of an option to the date of disposition of such option (other than upon exercise or conversion) or the date of disposition of the common stock with respect to which such option may be exercised.

Shares of restricted stock are subject to the terms, conditions and restrictions determined by the Executive Committee. The restrictions, if any, may include restrictions concerning transferability, repurchase by us and forfeiture of the shares issued, together with any other restrictions determined by the Executive Committee. Shares of restricted stock must be held for a period of at least six months following the date of acquisition.

Mr. Miscoll holds options to purchase 5,000 shares of common stock under the Stock Incentive Plan for Non-Employee Directors at an exercise price of $1.40 per share, all of which will vest on November 6, 2004 and expire on November 6, 2013. Mr. Miscoll also holds 30,000 shares of restricted stock under the Stock Incentive Plan for Non-Employee Directors, the restrictions on which have lapsed.

Each of Mr. Durham and Mr. Gilmore holds options to purchase 5,000 shares of common stock under the Stock Incentive Plan for Non-Employee Directors at an exercise price of $2.25 per share, all of which will vest on May 5, 2005 and expire on May 5, 2014.

Executive Compensation

The following table sets forth certain information concerning compensation paid by us and our subsidiaries to our Chief Executive Officer, our former President, our Chief Financial Officer, our Director of Exploration and our Manager of Operations, who we refer to in this prospectus as the named executive officers, for the years ended December 31, 2003, 2002 and 2001. No other executive officer of our company received a total annual salary and bonus in excess of $100,000 during these periods.

Summary Compensation Table

Name and Principal Position	Year	Salary	All Other Compensation
(in dollars)

G. Frank Joklik Chief Executive Officer (a)	2003 2002 2001	150,000 150,000 150,000	4,404 5,146 5,119	(d)

Donald L. Babinchak President (b)	2003 2002 2001	117,500 65,000 123,719	4,240 2,928 4,363	(e)

John C. Farmer Chief Financial Officer	2003 2002 2001	109,701 100,000 100,414	3,156 2,914 2,908	(f)

Larry L. Lackey Director of Exploration (c)	2003 2002 2001	102,896 72,175 90,679	3,744 2,875 3,935	(g)

Thomas G. White Manager of Operations	2003 2002 2001	140,417 128,000 128,000	4,859 3,980 3,974	(h)

(a)	Amounts presented for Mr. Joklik do not include a discretionary bonus of $250,000 that was awarded to Mr. Joklik in March 2004. The discretionary bonus will be reported as part of Mr. Joklik’s 2004 compensation.
(b)	Mr. Babinchak changed from full-time to part-time employment in November 2001 and returned to full-time employment in March 2003. Mr. Babinchak resigned from his position as our President as of November 19, 2003 and terminated his employment with us as of January 1, 2004.
(c)	Mr. Lackey changed from full-time to part-time employment in November 2001 and returned to full-time employment in March 2003.
(d)	Consists of 401(k) matching contributions of $3,910 and life insurance premiums of $494.
(e)	Consists of 401(k) matching contributions of $3,021 and life insurance premiums of $1,219.
(f)	Consists of 401(k) matching contributions of $2,742 and life insurance premiums of $414.
(g)	Consists of 401(k) matching contributions of $2,572 and life insurance premiums of $1,172.
(h)	Consists of 401(k) matching contributions of $3,671 and life insurance premiums of $1,188.

Stock Options

We did not grant any options to purchase our common stock to the named executive officers during 2003. We have never granted any freestanding stock appreciation rights.

The following table provides information as to the value of options held by such executives at December 31, 2003 measured in terms of the average of the bid and asked prices reported for common stock on December 31, 2003, which was $1.55, as reported on the OTC Bulletin Board. None of the executive officers named in this prospectus exercised any options during 2003.

Aggregate Option Exercises in 2003 and Option Values at December 31, 2003

Name	Shares Acquired On Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options at December 31, 2003 (#) Exercisable/Unexercisable	Value of Unexercised In-the-Money Options at December 31, 2003 ($) Exercisable/Unexercisable

G. Frank Joklik	—	—	900,000/0	—
Donald L. Babinchak	—	—	250,000/0	56,563/0
John C. Farmer	—	—	125,000/0	2,500/0
Larry L. Lackey	—	—	175,000/0	1,250/0
Thomas G. White	—	—	125,000/0	1,250/0

Options to Purchase Securities

We have granted options to management and other persons giving them the right to purchase shares of our common stock in the future. The following is a summary of options that we have granted to our directors, officers, employees or consultants, which were outstanding as of June 8, 2004:

Class of Optionee (Number of Optionees in Class)	Number of Shares Under Option	Date of Initial Grant	Exercise Price	Expiry Date	Market Price at Date of Grant	Market Value at May 12, 2004

Executive officers and past executive officers as a group (6 persons)	475,000 900,000 125,000 75,000 200,000	August 5, 1996 February 8, 1996 January 30, 1997 June 26, 1998 May 1, 2004	$1.72 1.72 1.50 0.81 2.275	August 5, 2006 February 8, 2006 January 30, 2007 June 26, 2008 May 1, 2014	$1.72 1.72 1.50 2.275 0.81	$1,187,500 2,250,000 312,500 187,500 500,000

Directors and past directors (who are not also executive officers) as a group (3 persons)	15,000 5,000 10,000	July 14, 1994 November 6, 2003 May 5, 2004	$2.72 1.40 2.25	July 14, 2004 November 6, 2013 May 5, 2014	$5.44 1.40 2.25	$37,500 12,500 25,000

Executive officers and past executive officers of Subsidiaries as a group (0 persons) (a)	—	—	—	—	—	—

Directors and past directors of subsidiaries (who are not also executive officers) as a group (1 person)(b)	75,000	January 15, 2002	$0.58	January 15, 2012	$0.58	$187,500

Class of Optionee (Number of Optionees in Class)	Number of Shares Under Option	Date of Initial Grant	Exercise Price	Expiry Date	Market Price at Date of Grant	Market Value at May 12, 2004

Employees and past employees of us and our subsidiaries (excluding executive officers) as a group (3 persons)	125,000 25,000 75,000	August 5, 1996 January 30, 1997 October 21, 1999	$1.72 1.50 0.88	August 5, 2006 January 30, 2007 October 21, 2009	$1.72 1.50 0.88	$312,500 62,500 187,500

Consultants as a group (0 persons) (c)	—	—	—	—	—	—

Others (0 persons)	—	—	—	—	—	—

(a)	There are no executive officers of subsidiaries that are not also executive officers of our company.
(b)	All but one of the directors of our subsidiaries are executive officers of our company.
(c)	We have never granted stock options to outside consultants.

Employee Incentive Compensation and Savings Plans

Executive Incentive Plan.    We maintain an Executive Incentive Plan pursuant to which our key officers and employees may earn cash bonuses. Participants in the Executive Incentive Plan are selected by the Compensation Committee based on their level of responsibility, salary, and past and prospective contributions to the business and growth of our company. Bonus payments are determined by our Compensation Committee.

Under the Executive Incentive Plan, cash awards may be made to individuals from an award fund established annually by us. The amount of the award fund is based on criteria established by the Compensation Committee. The criteria may be described in terms of company-wide objectives, such as net income, return on capital and cash flow, or such other or similar objectives that are related to performance. The amount of the award fund for any year may not in any event exceed 9.55% of our net profit after taxes for that year. Each participant potentially may receive an award from the award fund up to a specified percentage of the participant’s base salary, which percentage generally ranges from 20% to 50% depending on the participant’s base salary and the participant’s organizational duties. The Compensation Committee may modify individual awards, but in no event may the Compensation Committee increase by more than 50% the award otherwise payable. Awards are subject to forfeiture if a participant’s employment terminates prior to receipt of the award unless termination is due to retirement, death, permanent disability or, after a change in control of our company, termination is by us for cause (as defined in the plan) or is by the participant without good reason (as defined in the plan). No awards were made under the Executive Incentive Plan for the year ended December 31, 2003.

Long-Term Incentive Plan.    We have a Long-Term Incentive Plan pursuant to which our officers and employees may earn cash bonuses. Under the Long-Term Incentive Plan, cash awards may be made dependent on a comparison of us at the end of an initial three-year period (ended December 31, 1996) and each rolling three-year period thereafter against total shareholder return for other companies in our industry. In the event of a change in control of us, as defined in the plan, each active participant would be entitled to receive a pro rata portion of the benefit payable under the plan for any pending performance period (based on 30-day average closing prices as of the month immediately preceding the month in which the change in control occurs) as soon as practicable following the change in control. No awards have been made under this plan.

Stock Incentive Plan.    We have a Stock Incentive Plan, pursuant to which awards of stock options, stock appreciation rights and restricted stock may be made to officers and key employees. The Stock Incentive Plan is administered by the Compensation Committee, no voting member of which may be an employee of our company or be eligible to receive awards under the Stock Incentive Plan. A maximum of 2,500,000 shares of common stock are authorized to be issued pursuant to the Stock Incentive Plan. As of June 8, 2004, awards covering

2,075,000 shares of common stock were outstanding under the Stock Incentive Plan and 132,034 shares were available for awards under the Stock Incentive Plan. Under the Stock Incentive Plan, awards are not considered to have been made with respect to options or stock appreciation rights that terminate without being exercised.

Awards of restricted stock are subject to vesting requirements, and shares of restricted stock generally are not permitted to be sold, pledged, or otherwise disposed of during the period in which the restrictions exist. Shares of restricted stock otherwise carry full voting and dividend rights from the date of the award. Options awarded pursuant to the Stock Incentive Plan are subject to vesting requirements. Generally, the exercise price of all options granted under the Stock Incentive Plan is equal to the fair market value at the date of grant.

Generally, options awarded under the Stock Incentive Plan have a term of 10 years, subject to acceleration in the event of a change in the control of our company and in certain other events, including retirement after age 65, death, and disability. Pursuant to the Stock Incentive Plan, the Compensation Committee will review from time to time and may revise any of the foregoing vesting or other requirements as they apply to eligible participants.

Savings Plan.    We have adopted a tax-qualified retirement plan with a salary deferral feature within the meaning of Section 401(k) of the Internal Revenue Code. Our employees and certain affiliates are eligible to participate in the plan if they are at least 21 years of age and either U.S. citizens or lawfully admitted residents.

Pursuant to the salary deferral feature of the plan, each participant may elect to reduce his or her compensation by between 1% and 15%, but not more than $12,500 (for 2004) per year, adjusted for changes in the cost of living and subject to non-discrimination limits under the Code. We will contribute these compensation deferrals to the plan. We have also agreed to match 50% of the first 5% of eligible employee compensation deferrals to the plan. We retain the right to make additional non-elective contributions to help satisfy federal non-discrimination requirements.

Deferrals under the plan (including our matching contributions) are allocated to accounts in the name of the participants and invested at their direction in investment funds which have been chosen by the savings plan committee under the plan.

A participant’s retirement benefit under the plan is dependent upon the participant’s vested account balance at the time of distribution. The value of the account is dependent upon how well the participant invests his or her deferrals (including our matching contributions) over the period of time he or she participates in the plan. Compensation deferrals are always fully vested. Our matching contributions are fully vested upon completion of one year of service, or attainment of age 65, death or total disability. Distribution of the vested balance of a participant’s account is to be made in a single cash payment within one year after termination of employment, reaching age 65 or death, unless the account balance exceeds $5,000, in which case distribution is made at age 65 or earlier if the participant consents.

Employment Agreements

On May 1, 2004, we entered into an employment agreement with Francisco Fernando Fernandez Torres, who will serve as Managing Director of Cobre Las Cruces and manage development activities for the Las Cruces project. Mr. Fernandez commenced employment on May 1, 2004 and is based in Seville, Spain. The agreement, which has an indefinite term, provides for an annual base salary of €250,000, subject to adjustment at least annually, and an annual bonus of up to 100% of base salary, based on the level of achievement of established targets. The agreement also provides for a success fee upon the sale of our interest in Cobre Las Cruces equal to one year’s annual base salary and an option to purchase up to 200,000 shares of our stock at an exercise price of $2.275 per share, which option vests in three equal installments on May 1, 2005, 2006 and 2007 and expires on May 1, 2014. The agreement also provides for moving expenses, pension plan contributions and the use of a company vehicle and contains customary provisions regarding confidentiality and intellectual property rights. The agreement may be terminated without cause by either party with three months’ advance notice and may be terminated for cause by Cobre Las Cruces with no advance notice. The agreement also provides for specified severance payments in the event of a change in control of Cobre Las Cruces.

Related Party Transactions

Thomas E. Mara, our President and one of our directors, is Executive Vice President and Treasurer of Leucadia, which currently owns approximately 72.5% of the outstanding shares of our common stock and will own approximately 27.6% after the consummation of this offering.

Leucadia has registration rights pursuant to a stock purchase agreement, dated as of September 1, 1999, between us and Leucadia. Pursuant to that agreement, we must, at our expense, cooperate with any written request from Leucadia to register its shares and effect the registration as soon as practicable after receipt of such request.

We have a $55 million credit facility with Leucadia. The credit facility expires on January 3, 2006. Leucadia may terminate the credit facility on December 15 of any year provided Leucadia notifies us of the termination prior to September 15 of that year. Leucadia has the right to terminate the credit facility at any time when it owns less than 45% of our outstanding common stock. Leucadia has notified us that it does not intend to terminate the credit facility prior to December 15, 2005, regardless of whether its ownership falls below the 45% threshold as a result of this offering. At June 1, 2004, we had outstanding borrowings under the credit facility of approximately $48 million. Loans outstanding under the credit facility bear interest equal to the prime rate and interest and commitment fees are payable quarterly. The prime rate at March 31, 2004 was 4.0%. Interest paid to Leucadia under the credit facility for the year ended December 31, 2003 was approximately $1.5 million.

We intend to enter into a new credit facility to provide additional funds for the development of the Las Cruces project. We have retained Cutfield Freeman & Co. Ltd., a consulting firm specializing in mining finance, to assist us, and they are currently in parallel discussions with a number of such banks. We expect that we will be required by such banks to amend our existing credit facility with Leucadia to provide that it will be subordinated to the new facility and that any repayment of the Leucadia credit facility will be restricted to available cash provided by operations. Alternatively, we have requested, and Leucadia is considering, converting all or a portion of our outstanding debt under our existing credit facility with Leucadia into shares of our common stock, simultaneously with this offering, at the price at which we are offering shares pursuant to this prospectus.

We cannot assure you that the interests of Leucadia will coincide with yours or the other holders of our common stock. See “Risk Factors—Risks Related to This Offering—Leucadia controls us and may have interests that differ from yours.”

Principal Stockholders

The following table sets forth information concerning ownership of our common stock as of June 8, 2004 and after the consummation of this offering by persons who beneficially own more than 5% of the outstanding common stock of our company, each person who is a director of our company, each executive officer named in this prospectus, and all directors and executive officers as a group.

Name and address of Beneficial Owner (a)	As of June 8, 2004			Immediately After the Consummation of this Offering
	Shares (b)		Percent	Shares (b)		Percent
Leucadia National Corporation 315 Park Avenue South, New York, NY 10010.	27,212,735		72.5%	27,212,735	(c)	27.6%
Austin W. Marxe and David Greenhouse 53 East 53rd Street, New York, NY 10022	3,108,500	(d)	8.3	3,108,500	(d)	3.2

G. Robert Durham	—		—	—		—
Robert R. Gilmore	—		—	—		—
G. Frank Joklik	1,000,000	(e)	2.7	1,000,000	(e)	1.0
Thomas E. Mara	—		—	—		—
James P. Miscoll	97,100	(f)	*	97,100	(f)	*
D.L. Babinchak	260,000	(g)	*	260,000	(g)	*
John C. Farmer	137,000	(h)	*	137,000	(h)	*
Francisco Fernando Fernandez Torres	—		*	—		*
Larry L. Lackey	190,000	(i)	*	190,000	(i)	*
Thomas G. White	131,575	(j)	*	131,575	(j)	*
All Directors and Executive Officers as a Group (9 persons)	1,555,675	(k)	4.1	1,555,675	(k)	1.6

*	Less than 1%.
(a)	Unless otherwise indicated, the business address of each person listed is c/o MK Resources Company, 60 East South Temple, Suite 1225, Salt Lake City, UT 84111.
(b)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to shares. Unless otherwise indicated, the persons named in this table have sole voting and sole investment control with respect to all shares beneficially owned.
(c)	Does not include shares issuable to Leucadia in the event our outstanding debt under our existing credit facility is converted into shares of our common stock.
(d)	Austin W. Marxe and David Greenhouse beneficially own 3,108,500 shares of our common stock. As reported in a Schedule 13G/A filed with the SEC on February 13, 2004, they are the controlling principals of AWM Investment Company, Inc., which is the general partner of, and investment adviser to, Special Situations Cayman Fund, L.P., or Cayman, and the general partner of MGP Advisers Limited Partnership, which is the general partner of and investment adviser to Special Situations Fund III, L.P, or SSF3. SSF3 holds 2,334,500 shares of our common stock and Cayman holds 774,000 shares.
(e)	Includes 900,000 shares that may be acquired upon the exercise of currently exercisable stock options.
(f)	Consists of (i) 15,000 shares that may be acquired upon the exercise of stock options exercisable within 60 days of June 8, 2004 and (ii) 82,100 shares beneficially owned by the J. P. Miscoll and I. Miscoll Trust, dated November 11, 1991, of which Mr. Miscoll’s spouse is trustee.
(g)	Includes 250,000 shares that may be acquired upon the exercise of stock options exercisable within 60 days of June 8, 2004. Mr. Babinchak resigned from his position as President of our company as of November 19, 2003 and terminated his employment with us as of January 1, 2004. The information in this table relating to Mr. Babinchak’s beneficial ownership of common stock is as of January 1, 2004.
(h)	Includes 125,000 shares that may be acquired upon the exercise of stock options exercisable within 60 days of June 8, 2004.
(i)	Includes 175,000 shares that may be acquired upon the exercise of stock options exercisable within 60 days of June 8, 2004.
(j)	Includes 125,000 shares that may be acquired upon the exercise of stock options exercisable within 60 days of June 8, 2004.
(k)	Excludes Mr. Babinchak. Includes 1,340,000 shares that may be acquired upon the exercise stock options exercisable within 60 days of June 8, 2004.

Description of Capital Stock

Upon consummation of this offering, our authorized capital stock will consist of (1) 125 million shares of common stock, par value $0.01 per share, of which 98,525,649 shares, or 107,675,649 shares if the underwriters exercise their over-allotment option in full, will be issued and outstanding, and (2) 10 million shares of preferred stock, par value $0.01 per share, of which no shares will be issued and outstanding. As of June 8, 2004, there were 149 recordholders of our common stock. The following description of our capital stock and related matters is qualified in its entirety by reference to our certificate of incorporation and by-laws, copies of which have been filed in the United States as exhibits to the registration statement of which this prospectus forms a part and, in Canada, with the applicable securities regulatory authorities.

The following summary describes elements of our certificate of incorporation and by-laws.

Common Stock

Holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of common stock do not have cumulative voting rights in the election of directors. Holders of common stock are entitled to receive ratably dividends if, as and when dividends are declared from time to time by our board of directors out of funds legally available for that purpose, after payment of dividends required to be paid on any outstanding preferred stock, as described below. Upon liquidation, dissolution or winding up, any business combination or a sale or disposition of all or substantially all of the assets, the holders of common stock are entitled to receive ratably the assets available for distribution to the stockholders after payment of liabilities and accrued but unpaid dividends and liquidation preferences on any outstanding preferred stock. The common stock has no preemptive or conversion rights and is not subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

Our certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock. With respect to any series of preferred stock, our board of directors is authorized to determine the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series, which our board may, except where otherwise provided in the preferred stock designation, increase or decrease, but not below the number of shares then outstanding;

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable;

•	the redemption rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of our company;

•	whether the shares of the series will be convertible into shares of any other class or series, or any other security, of our company or any other corporation, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of the series.

Unless required by law or by any stock exchange, the authorized shares of preferred stock and series common stock, as well as shares of common stock, will be available for issuance without further action by you.

Although we have no intention at the present time of doing so, in the future we could issue a series of preferred stock that could, depending on the terms of the series, impede the completion of a merger, tender offer or other takeover attempt. We will make any determination to issue preferred stock or series common stock based on our judgment as to the best interests of our company and our stockholders. In so acting, we could issue preferred stock having terms that could discourage an acquisition attempt or other transaction that some, or a majority, of you might believe to be in your best interests or in which you might receive a premium for your common stock over the market price of the common stock.

Authorized but Unissued Capital Stock

Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the American Stock Exchange, which would apply so long as the common stock remains listed on the American Stock Exchange, generally require stockholder approval of certain issuances equal to or exceeding 20% of the then-outstanding voting power or then-outstanding number of shares of common stock. The Toronto Stock Exchange listing requirements provide similar approval for certain issuances equal to or exceeding 25% of such shares. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

One of the effects of the existence of unissued and unreserved common stock, preferred stock or series common stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares of common stock prices at higher than prevailing market prices.

Anti-Takeover Effects of Provisions of Our Certificate of Incorporation and By-laws

Our certificate of incorporation and by-laws contain provisions that could make the acquisition of our company by means of a tender offer, a proxy contest or otherwise, more difficult.

Business Combinations.    Our company is a Delaware corporation. In our certificate of incorporation, we expressly elect not to be governed by Section 203 of the Delaware General Corporation Law. Section 203 provides that, subject to certain exceptions specified in the law, a Delaware corporation shall not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder. However, notwithstanding our express election not to be governed by Section 203, our certificate of incorporation further provides that we shall not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder unless:

•	prior to such time, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

•	at or subsequent to that time, the business combination is approved by our board of directors and by the affirmative vote of holders of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

This provision in our certificate of incorporation regarding business combinations does not apply in certain instances, including any business combination involving Leucadia National Corporation or its affiliates, unless Leucadia National Corporation or its affiliates own less than 15% of our voting stock at any time, and thereafter become the owners of 15% or more of our voting stock other than in accordance with the provisions described above. Upon the occurrence of this event, the prohibition of certain business combinations will apply to Leucadia National Corporation and its affiliates.

Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested shareholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of our voting stock.

Under certain circumstances, the foregoing provisions in our certificate of incorporation may make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with our company for a three-year period. The provisions of our certificate of incorporation may encourage companies interested in acquiring our company to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Classified Board.    Our certificate of incorporation provides that our board of directors will be divided into three classes of directors, with the classes to be as nearly equal in number as possible. As a result, approximately one-third of our board of directors will be elected each year. The classification of directors will have the effect of making it more difficult for our stockholders to change the composition of our board. Our certificate of incorporation provides that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed in the manner provided in our by-laws. Our certificate of incorporation and by-laws provide that the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by the board, but must consist of not less than three directors. In addition, our certificate of incorporation provides that, subject to any rights of holders of our preferred stock, any vacancies will be filled only by the affirmative vote of a majority of the remaining directors, though less than a quorum.

Removal of Directors.    Under Delaware General Corporation Law, unless otherwise provided in our certificate of incorporation, directors serving on a classified board may only be removed by the stockholders for cause. In addition, our certificate of incorporation and by-laws provide that directors may be removed only for cause and only upon the affirmative vote of holders of at least 66 2/3% of the voting power of all our outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class.

Stockholder Action.    Our certificate of incorporation and by-laws provide that stockholder action can be taken only at an annual or special meeting of stockholders and may not be taken by written consent in lieu of a meeting. Our certificate of incorporation and by-laws provide that special meetings of stockholders can be called only by the chairman of the board of directors and the secretary within 10 calendar days after receipt of the written request of a majority of the directors our company would have if there were no vacancies. Stockholders are not permitted to call a special meeting or to require that the board of directors call a special meeting of stockholders.

Advance Notice Procedures.    Our by-laws establish an advance notice procedure for stockholders to make nominations of candidates for election as directors, or bring other business before an annual or special meeting of our stockholders. This notice procedure provides that only persons who are nominated by, or at the direction of our board of directors, the chairman of the board, or by a stockholder who is a stockholder of record at the time of giving timely written notice to the secretary of our company prior to the meeting at which directors are to be elected, will be eligible for election as directors. This procedure also requires that, in order to raise matters at an annual or special meeting, those matters must be raised before the meeting pursuant to the notice of meeting we deliver or by, or at the direction of, our chairman or by a stockholder who is entitled to vote at the meeting and who has given timely written notice to the secretary of our company of his intention to raise those matters at the annual meeting. If our chairman or other officer presiding at a meeting determines that a person was not nominated, or other business was not brought before the meeting, in accordance with the notice procedure, that person will not be eligible for election as a director, or that business will not be conducted at the meeting.

Amendment.    Our certificate of incorporation provides that the affirmative vote of the holders of at least 66 2/3% of the voting power of the outstanding shares entitled to vote, voting together as a single class, is required to amend provisions of our certificate of incorporation relating to amending certain provisions in our by-laws, the prohibition of stockholder action without a meeting, the number, election, term and removal of our directors and the prohibition of certain business combinations. Our certificate of incorporation further provides that our by-laws may be amended by our board or by the affirmative vote of the holders of at least a majority of the outstanding shares entitled to vote, voting together as a single class. In addition, certain provisions in our by-laws may not be amended or repealed by our stockholders without the affirmative vote of the holders of at least 66 2/3% of the outstanding shares entitled to vote, voting together as a single class.

Transfer Agent and Registrar

American Stock Transfer & Trust Company has been appointed as the transfer agent and registrar for our common stock at its principal office in New York and Computershare Investor Services Inc. has been appointed as our transfer agent and registrar for our common stock in Canada at its principal office in Toronto.

Auditors

Our auditors are PricewaterhouseCoopers LLP, 201 S. Main Street, Suite 900, Salt Lake City, UT 84111.

Listing

Our shares of common stock are quoted on the OTC Bulletin Board under the symbol “MKAU.” We have applied to list our common stock on the American Stock Exchange and the Toronto Stock Exchange under the symbol “MKA.” Listing our common stock on either exchange will be subject to meeting their respective minimum listing requirements. Upon the successful listing of our shares of common stock on the American Stock Exchange, our common stock will no longer be quoted on the OTC Bulletin Board.

Shares Eligible for Future Sale

Upon completion of this offering we will have 98,525,649 shares of our common stock outstanding, based upon the number of shares of our common stock outstanding as of June 8, 2004 and assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding options. All of the 98,525,649 outstanding shares of our common stock will be freely transferable without restriction or further registration or qualification, except that shares held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, may generally only be sold in compliance with the limitations of Rule 144 described below.

Future sales of substantial amounts of our common stock in the public market, or the perception that such sales could occur, could adversely affect the prevailing market price of our common stock or make it difficult for us to raise additional equity capital in the future. See “Risk Factors—Risks Related to This Offering—Future sales of common stock may adversely affect our stock price.”

Lock-up Agreements

Of the shares of our common stock outstanding, 30,536,910 shares will be subject to lock-up agreements. We have agreed not to, without the prior consent of CIBC World Markets Corp., directly or indirectly, offer, sell or otherwise dispose of any common stock or any securities that may be converted into or exchanged for our common stock for a period of 180 days from the date of this prospectus. In addition, all of our executive officers and directors as well as Leucadia, our principal stockholder, have agreed not to, without the prior consent of CIBC World Markets Corp., directly or indirectly, offer, sell or otherwise dispose of any shares of our common stock or any securities that may be converted into or exchanged for our common stock for a period of 180 days from the date of this prospectus. See “Underwriting.” CIBC World Markets Corp. may give this consent at any time without public notice. With the exception of the underwriters’ over-allotment option, there are no present agreements between the underwriters and us or any of our executive officers or directors releasing them or us from these lock-up agreements prior to the expiration of the 180-day period.

Rule 144

Rule 144 provides a safe harbor from the registration requirements of the Securities Act. In general, under Rule 144, a person (or persons whose shares are aggregated) who owns shares that were acquired from us or one of our affiliates at least one year prior to the proposed sale will be entitled to sell, in any three-month period, a number of shares that does not exceed the greater of one percent of the then-outstanding shares of our common stock or the average weekly trading volume in our common stock on all national securities exchanges and/or reported through the automated quotation system of a registered securities association during the four calendar weeks preceding the date on which notice of such sale is filed, provided certain requirements concerning availability of public information, manner of sale, and notice of sale are satisfied.

In addition, our affiliates must comply with the restrictions and requirements of Rule 144, other than the one-year holding period requirement, in order to publicly sell shares of our common stock that are not restricted securities. A stockholder who is not one of our affiliates and has not been our affiliate for at least three months prior to the sale and who has beneficially owned restricted shares of our common stock for at least two years may resell the shares without limitation. In meeting the one and two year holding periods described above, a holder of restricted shares of our common stock can include the holding periods of a prior owner who was not our affiliate. The one and two year holding periods described above do not begin to run until the full purchase price is paid by the person acquiring the restricted shares of our common stock from the issuer or one of our affiliates.

United States Federal Income Tax Consequences to Non-United States Holders

The following summary describes the material U.S. federal income tax consequences relating to the purchase, ownership and disposition of the common stock applicable to non-U.S. holders, as defined below. This summary is based on the Internal Revenue Code of 1986, or the Code, and Treasury regulations promulgated thereunder, administrative pronouncements and judicial decisions, changes to any of which subsequent to the date of this prospectus supplement may affect the tax consequences described herein. We undertake no obligation to update this tax summary in the future. This summary applies only to non-U.S. holders that will hold the common stock as capital assets within the meaning of Section 1221 of the Code. This summary does not purport to be a complete analysis of all the potential tax consequences that may be material to a non-U.S. holder based on his or her particular tax situation. This summary does not address tax consequences applicable to non-U.S. holders that may be subject to special tax rules, such as “controlled foreign corporations,” “passive foreign investment companies,” “foreign personal holding companies,” certain former citizens and long-term residents of the United States or corporations that accumulate earnings to avoid U.S. federal income tax. Such persons should consult with their own tax advisors to determine the U.S. federal tax consequences that may be relevant to them. This discussion does not address the tax treatment of partnerships or persons who hold their interests through partnerships or other pass-through entities. If you are a partner in a partnership holding our common stock, you should consult your tax advisor regarding the tax consequences of the ownership and disposition of our common stock. This discussion does not consider the effect of any applicable state, local, foreign or other tax laws, including gift and estate tax laws.

When we refer to a non-U.S. holder, we mean a beneficial owner of common stock that for U.S. federal income tax purposes is other than:

•	a citizen or individual resident of the United States, as determined for U.S. federal income tax purposes;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust that is subject to the primary supervision of a U.S. court and to the control of one or more U.S. persons, or that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Taxation of Distributions and Dispositions

Distributions on Common Stock

In general, if distributions were made with respect to our common stock, such distributions would be treated as dividends to the extent of our current and accumulated earnings and profits as determined under the Code. Any portion of a distribution that exceeds our current and accumulated earnings and profits will first be applied to reduce the non-U.S. holder’s basis in common stock, and, to the extent such portion exceeds the non-U.S. holder’s basis, the excess will be treated as gain from the disposition of the common stock, the tax treatment of which is discussed below under “Dispositions of Common Stock.”

Generally, dividends paid to a non-U.S. holder will be subject to U.S. withholding tax at a 30% rate, subject to the two following exceptions:

•	Dividends effectively connected with a trade or business of a non-U.S. holder within the United States generally will not be subject to withholding if the non-U.S. holder complies with applicable IRS certification requirements and generally will be subject to U.S. federal income tax on a net income basis at regular rates. In the case of a non-U.S. holder that is a corporation, such effectively connected income also may be subject to the branch profits tax at a 30% rate (or such lower rate as may be prescribed by an applicable tax treaty).

•	The withholding tax might not apply, or might apply at a reduced rate, under the terms of an applicable tax treaty. Under Treasury regulations, to obtain a reduced rate of withholding under a tax treaty, a non-U.S. holder generally will be required to satisfy applicable certification and other requirements. A non-U.S. holder of common stock eligible for a reduced rate of U.S. withholding tax may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service, or the IRS.

Dispositions of Common Stock

Generally, a non-U.S. holder will not be subject to U.S. federal income tax with respect to gain recognized upon the disposition of such holder’s shares of common stock unless:

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met;

•	such gain is effectively connected with the conduct by the non-U.S. holder of a trade or business within the United States or, if a tax treaty applies, the gain is effectively connected with the conduct by the non-U.S. holder of a trade or business within the United States and is attributable to a U.S. permanent establishment (or a fixed base in the case of an individual) maintained by the non-U.S. holder; or

•	we are or have been a “U.S. real property holding corporation,” or USRPHC, for U.S. federal income tax purposes and, assuming that our common stock is deemed to be “regularly traded on an established securities market,” the non-U.S. holder held, directly or indirectly, at any time during the five-year period ending on the date of disposition or such shorter period that such shares were held, more than five percent of our common stock.

An individual non-U.S. holder described in the first bullet point above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset against U.S. source capital losses (even though the individual is not considered a resident of the United States). A non-U.S. holder described in the second bullet point above will be subject to tax on the gain derived from the sale under regular graduated U.S. federal income tax rates and, if it is a corporation, may be subject to the branch profits tax at a rate equal to 30% (or such lower rate as may be prescribed by an applicable treaty). We do not believe we currently are, and we do not currently anticipate becoming, a “U.S. real property holding corporation” for U.S. federal income tax purposes. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as a U.S. real property interest only if a non-U.S. holder actually or constructively holds more than 5% of such common stock at any time during the applicable period specified in the Code.

Information Reporting and Backup Withholding

Information Reporting

We must report annually to the IRS and to each non-U.S. holder the entire amount of any distribution irrespective of any estimate of the portion of the distribution that represents a taxable dividend paid to such holder and the tax withheld with respect to such distribution regardless of whether withholding was required. Copies of the information returns reporting such distributions and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

The payment of proceeds from the sale of common stock by a broker to a non-U.S. holder is generally not subject to information reporting if:

•	the beneficial owner of the common stock certifies its non-U.S. status under penalties of perjury, or otherwise establishes an exemption; or

•	the sale of the common stock is effected outside the United States by a foreign office, unless the broker is:

•	a U.S. person as defined in the Code;

•	a foreign person that derives 50% or more of its gross income for certain periods from activities that are effectively connected with the conduct of a trade or business in the United States;

•	a controlled foreign corporation for U.S. federal income tax purposes; or

•	a foreign partnership, if, at any time during its tax year, one or more of its partners are U.S. persons as defined in Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership or if, at any time during its tax year, the foreign partnership is engaged in a U.S. trade or business.

Backup Withholding

Dividends paid to a non-U.S. holder of common stock generally will be exempt from backup withholding if the non-U.S. holder provides a properly executed IRS Form W-8BEN or otherwise establishes an exemption. The payment of proceeds from a disposition of common stock effected by a non-U.S. holder outside the United States by or through a foreign office of a broker generally will not be subject to backup withholding. Payment of the proceeds from a disposition by a non-U.S. holder of common stock made by or through the U.S. office of a broker is generally not subject to backup withholding if the non-U.S. holder provides a properly executed IRS Form W-8BEN or otherwise establishes an exemption. Notwithstanding the foregoing, backup withholding may apply if either we, our paying agent or the broker has actual knowledge, or reason to know, that the non-U.S. holder is a U.S. person.

Backup withholding is not an additional tax. Any amount withheld from a payment to a non-U.S. holder under these rules will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished timely to the IRS.

The U.S. federal income tax discussion set forth above is included for general information only and may not be applicable depending upon a holder’s particular situation. Potential investors should consult their own tax advisors with respect to the tax consequences to them of the purchase, ownership and disposition of the common stock, including the tax consequences under U.S. federal, state, local, foreign and other tax laws, including gift and estate tax laws, and the possible effects of changes in federal or other tax laws.

Underwriting

We have entered into an underwriting agreement with the underwriters named below. CIBC World Markets Corp. and              are acting as representatives of the underwriters.

The underwriting agreement provides for the purchase of a specific number of shares of common stock by each of the underwriters. The underwriters’ obligations are several, which means that each underwriter is required to purchase a specified number of shares, but is not responsible for the commitment of any other underwriter to purchase shares. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase the number of shares of common stock set forth opposite its name below:

Underwriter	Number of Shares
CIBC World Markets Corp.

Total	61,000,000

The underwriters have agreed to purchase all of the shares offered by this prospectus (other than those covered by the over-allotment option described below) if any are purchased. Under the underwriting agreement, if an underwriter defaults in its commitment to purchase shares, the commitments of non-defaulting underwriters may be increased or the underwriting agreement may be terminated, depending on the circumstances.

The obligations of the underwriters under the underwriting agreement may be terminated at their discretion on the basis of their assessment of the state of the financial markets and may also be terminated upon the occurrence of certain stated events. The underwriters are, however, obligated to take up and pay for all of the shares of common stock if any of the shares are purchased under the underwriting agreement.

The offering is being made concurrently in the United States and each of the provinces and territories of Canada. The common stock will be offered in the United States and Canada through the underwriters either directly or through their respective U.S. or Canadian registered broker-dealer affiliates. Subject to applicable law, the underwriters may offer the common stock outside the United States and Canada.

The shares should be ready for delivery on or about                    , 2004 against payment in immediately available funds.                    , 2004 is the fifth business day following the date of this prospectus. The fifth day settlement may affect the trading of the shares on the business day following the date of this prospectus. The underwriters are offering the shares subject to various conditions and may reject all or part of any order. The representatives have advised us that the underwriters propose to offer the shares directly to the public at the public offering price that appears on the cover page of this prospectus. In addition, the representatives may offer some of the shares to other securities dealers at such price less a concession of $            per share. The underwriters may also allow, and such dealers may reallow, a concession not in excess of $            per share to other dealers. After the shares are released for sale to the public, the representatives may change the offering price and other selling terms at various times.

We have granted the underwriters an over-allotment option. This option, which is exercisable for up to 30 days after the date of this prospectus, permits the underwriters to purchase a maximum of 9,150,000 additional shares from us to cover over-allotments. If the underwriters exercise all or part of this option, they will purchase shares covered by the option at the public offering price that appears on the cover page of this prospectus, less the underwriting discount. If this option is exercised in full, the total price to the public will be $             and the total proceeds to us (before expenses) will be $            . The underwriters have severally agreed that, to the extent the over-allotment option is exercised, they will each purchase a number of additional shares proportionate to each underwriter’s initial amount reflected in the foregoing table.

The following table provides information regarding the amount of the discount to be paid to the underwriters by us:

	Per Share	Total Without Exercise of Over-Allotment Option	Total With Full Exercise of Over-Allotment Option
MK Resources Company	$	$	$

We estimate that our total expenses of the offering, excluding the underwriting discount, will be approximately $1.85 million.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933 and applicable Canadian securities laws.

We, our officers and directors and Leucadia have agreed to a 180-day “lock up” with respect to 30,536,910 shares of common stock that they beneficially own, including securities that are convertible into shares of common stock and securities that are exchangeable or exercisable for shares of common stock. This means that, for a period of 180 days following the date of this prospectus, we and such persons may not offer, sell, pledge or otherwise dispose of these securities without the prior written consent of CIBC World Markets Corp.

Rules of the Securities and Exchange Commission may limit the ability of the underwriters to bid for or purchase shares before the distribution of the shares is completed. However, the underwriters may engage in the following activities in accordance with the rules:

•	Stabilizing transactions – The representatives may make bids or purchases for the purpose of pegging, fixing or maintaining the price of the shares, so long as stabilizing bids do not exceed a specified maximum.

•	Over-allotments and syndicate covering transactions – The underwriters may sell more shares of our common stock in connection with this offering than the number of shares than they have committed to purchase. This over-allotment creates a short position for the underwriters. This short sales position may involve either “covered” short sales or “naked” short sales. Covered short sales are short sales made in an amount not greater than the underwriters’ over-allotment option to purchase additional shares in this offering described above. The underwriters may close out any covered short position either by exercising their over-allotment option or by purchasing shares in the open market. To determine how they will close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market, as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are short sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that, in the open market after pricing, there may be downward pressure on the price of the shares that could adversely affect investors who purchase shares in this offering.

•	Penalty bids – If the representatives purchase shares in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering.

•	Passive market making – Market makers in the shares who are underwriters or prospective underwriters may make bids for or purchases of shares, subject to limitations, until the time, if ever, at which a stabilizing bid is made.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales or to stabilize the market price of our common stock may have the effect of raising or maintaining the market price of our common stock or preventing or mitigating a decline in the market price of our common stock. As a result, the price of the shares of our common stock may be higher than the price that might otherwise exist in the open market. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages resales of the shares.

In accordance with policy statements of the Ontario Securities Commission and the Authorité des marches financiers, the underwriters may not, throughout the period of distribution, bid for or purchase common stock. Exceptions, however, exist where the bid or purchase is not made to create the appearance of active trading in, or rising prices of, the common stock. These exceptions include a bid or purchase permitted under the by-laws and rules of applicable regulatory authorities and the Toronto Stock Exchange relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. Subject to the foregoing and applicable laws, in connection with the offering and pursuant to the first exception mentioned above, the underwriters may over-allot or effect transactions that stabilize or maintain the market price of the common shares at levels other than those which might otherwise prevail on the open market.

Neither we nor the underwriters makes any representation or prediction as to the effect that the transactions described above may have on the price of the shares. These transactions may occur on the American Stock Exchange, the Toronto Stock Exchange or otherwise. If such transactions are commenced, they may be discontinued without notice at any time.

We and the underwriters expect that the shares will be ready for delivery on the fifth business day following the date of this prospectus. Under SEC regulations, secondary market trades are required to settle in three business days following the trade date, commonly referred to as “T+3” (trades may settle in T+4 if the shares are priced after 4:30 p.m. New York time), unless the parties to the trade agree to a different settlement cycle. As noted above, the shares will settle in T+5. Therefore, purchasers who wish to trade on the business day following the date of this prospectus must specify an alternate settlement cycle at the time of the trade to prevent a failed settlement. Purchasers of the shares who wish to trade shares on the business day following the date of this prospectus should consult their own advisors.

Legal Matters

Weil, Gotshal & Manges LLP has passed upon the validity of the common stock on our behalf. Certain matters with respect to Canadian law will be passed upon by Fasken Martineau DuMoulin LLP on our behalf. Skadden, Arps, Slate, Meagher & Flom LLP is acting for the underwriters in connection with this offering. Certain matters with respect to Canadian law will be passed upon by Stikeman Elliott LLP on behalf of the underwriters. The partners and associates of Fasken Martineau DuMoulin LLP and Stikeman Elliott LLP are each expected to own less than 1% of the common stock of each of MK Resources Company and Leucadia National Corporation following the completion of this offering. Members of Weil, Gotshal & Manges LLP beneficially own, in the aggregate, approximately 108,000 shares of Leucadia National Corporation (representing less than 1% of the outstanding shares).

Experts

The financial statements as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The estimates of our proven and probable reserves have been included in this prospectus and in the registration statement in reliance upon the technical report of Pincock, Allen & Holt. Information of an economic, scientific or technical nature in respect of the Las Cruces project is included in this prospectus based upon the technical report prepared by Pincock, Allen & Holt and its employees.

Where You Can Find Additional Information

We file annual, quarterly and current reports and other information with the SEC. You may access and read our SEC filings, through the SEC’s Internet site at www.sec.gov. This site contains reports and other information that we file electronically with the SEC. you may also read and copy any document we file at the SEC’s public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room.

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock offered by this prospectus. While the information contained in this prospectus is materially complete, this prospectus does not contain all the information set forth in the registration statement and its exhibits and schedules. For further information with respect to us and the common stock offered by this prospectus, we refer you to the registration statement and to the exhibits. The exhibits to the registration statement include the full text of contracts, agreements and other documents described in this prospectus. You should refer to these exhibits when reading the descriptions of these documents contained in this prospectus. You should be aware that when we discuss these contracts or documents in this prospectus we are assuming that you will read the exhibits to the registration statement for a more complete understanding of the contract or document.

You may request copies of the filings, at no cost, by telephone at (801) 297-6900 or by mail at: MK Resources Company, 60 East South Temple, Suite 1225, Salt Lake City, Utah 84111, attention: Investor Relations.

We maintain a website on the Internet at www.mkresources.com. Our website and information it contains are not a part of this prospectus.

Glossary of Technical Terms

“anomaly” a departure from an expected or normal value, indicative of a local feature distinguishable in a geophysical or geochemical measurement over a larger area.

“aquifer” a layer of permeable rock able to store significant quantities of water, through which groundwater moves.

“assay” an analysis to determine the presence, absence and quantity of one or more metallic components.

“atmospheric leaching” a leaching of copper ore in a slurry using stirred open tanks without external pressure being applied.

“ball mill” a large rotating cylinder utilizing balls to grind ore to a finer size.

“calcareous” composed of, containing or characteristic of calcium carbonate, calcium or limestone.

“cathode copper” a pure copper plate produced in the electrowinning process.

“chalcocite” a mineral, the composition of which is copper sulfide.

“chalcopyrite” a mineral, the composition of which is copper iron sulfide.

“contact water” any water which enters the pit, waste dumps tailings facility or haul roads, or may otherwise come in contact with potentially acid generating rock.

“Cu” the chemical symbol for copper.

“dip” the angle at which a bed is inclined from horizontal.

“electrowinning” recovery of a metal from an ore by means of electro-chemical processes.

“enargite” a mineral the composition of which is copper arsenic sulfide.

“fault” a geological term that refers to a fracture or zone of fractures in the earth’s crust along which the rock units on each side of the fracture have moved relative to one another.

“feasibility study” a comprehensive study of a deposit in which all geological, engineering, operating, economic and other relevant factors are considered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production.

“ferric iron” the iron that comes from the controlled dissolution of pyrite that occurs naturally in ore.

“ferric leach” the use of the ferric iron and sulfuric acid to dissolve copper minerals from the ore.

“galena” a mineral, the composition of which is lead sulfide.

“gossan” the rust-colored oxidized capping of a mineral deposit, generally formed by the oxidation or alteration of iron sulfides.

“lbs” pounds.

“leach” the dissolution of soluble constituents from ground slurry or rock by the natural or artificial action of lixiviants or percolating solutions.

“marl” a calcareous clay or naturally-occurring mixture of lime together with clay and earthy material.

“mineralization” the concentration of metals and their chemical compounds within a body of rock.

“open pit mining” the process of mining an ore body from the surface in progressively deeper steps. Sufficient waste rock adjacent to the ore body is removed to maintain mining access and to maintain the stability of the resulting pit.

“ounce” a troy ounce, with a unit of weight equal to 31.1 grams.

“oxides” minerals that are compounds of oxygen together with another element.

“oxidized” combined with oxygen or coated with oxides.

“probable reserve” reserves for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

“proven reserves” reserves for which quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.

“pyrite” a mineral, the composition of which is iron sulfide.

“quartz” a mineral, the composition of which is silicon dioxide. A crystalline form of silica that frequently occurs in veins.

“sandstone” a sedimentary rock comprised of sand grains.

“sedimentary” a rock formed from cemented or compacted sediments deposited in horizontal strata.

“sediments” the debris resulting from the weathering and breakup of pre-existing rocks.

“solvent extraction” the hydrometallurgical process using organic solvents to extract a valuable element such as copper from a leach solution.

“sphalerite” a mineral, the composition of which is zinc sulfide.

“stockwork” a mineral deposit consisting of a three-dimensional network of closely-spaced planar to irregular veinlets.

“strike” a geological term that refers to the compass direction on a map that layered rock units or faults run.

“sulfides” minerals that are compounds of sulphur together with one or more other elements (such as iron, copper, lead, zinc and arsenic).

“supergene” said of a mineral deposit or enrichment formed near the surface, commonly by descending solutions; also said of such solutions and such geological environment.

“tennantite” a mineral, the composition of which is copper arsenic sulfide.

“tetrahedrite” a mineral, the composition of which is copper antimony sulfide.

“ton” a dry short ton (2,000 pounds).

“tonne” a metric ton (1,000 kilograms or 2,205 pounds).

“volcanics” rocks that are produced through volcanic activity.

MK RESOURCES COMPANY AND SUBSIDIARIES

MK Resources Company

Unaudited Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2004

MK RESOURCES COMPANY

CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

(Thousands of dollars except per share data)

	Three Months Ended March 31,
	2004	2003

REVENUE:
Product sales	$339	$425

Total revenue	339	425

OPERATING EXPENSES:
Product sales	187	111
Accretion expense	15	19
Project development	62	98

Total operating expenses	264	228

GROSS PROFIT	75	197

Exploration costs	(77)	(120)
General and administrative expenses	(775)	(441)
Gain on disposal of assets	1	2

LOSS FROM OPERATIONS	(776)	(362)

Bankruptcy recovery	196	34
Investment income and dividends	15	16
Interest expense	(7)	(7)

Loss before income taxes	(572)	(319)
Income tax provision	—	(23)

Net loss	$(572)	$(342)

Basic and diluted loss per share	$(0.02)	$(0.01)

The accompanying notes are an integral part of the consolidated financial statements.

MK RESOURCES COMPANY

CONSOLIDATED BALANCE SHEETS (Unaudited)

(Thousands of dollars except par value)

	March 31, 2004	December 31, 2003

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$2,597	$2,634
Restricted cash	806	874
Equity securities	1,861	2,167
Gold bullion held for sale	106	96
Receivables	521	344
Inventories	—	37
Other	65	68

Total current assets	5,956	6,220

Mining properties, plant and mine development, net	36,375	34,185
Intangible assets—mineral rights	47,639	48,404
Equity securities	97	97
Restricted investment securities	—	873
Restricted cash	1,129	379

TOTAL ASSETS	$91,196	$90,158

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$750	$1,732
Current portion of asset retirement obligation	806	874
Other accrued liabilities	374	467

Total current liabilities	1,930	3,073

Line of credit—Leucadia National Corporation	46,000	41,500
Asset retirement obligation	605	597
Deferred income tax liability	3,967	3,967

Total liabilities	52,502	49,137

STOCKHOLDERS’ EQUITY:
Common stock, par value $0.01; 80,000,000 shares authorized, 37,545,500 shares issued and 37,525,649 shares outstanding	375	375
Capital in excess of par value	83,023	83,023
Accumulated deficit	(53,358)	(52,786)
Treasury stock at cost, 19,851 shares	(19)	(19)
Accumulated other comprehensive income	8,673	10,428

Total stockholders’ equity	38,694	41,021

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$91,196	$90,158

The accompanying notes are an integral part of the consolidated financial statements.

MK RESOURCES COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

(Thousands of dollars)

	Three Months Ended March 31,
	2004	2003

OPERATING ACTIVITIES:
Net loss	$(572)	$(342)
Adjustments to reconcile net loss to net cash used by operating activities:
Depreciation, depletion and amortization	7	5
Accretion expense	15	19
Bankruptcy recovery	(196)	(34)
Gain on disposal of assets	(1)	(2)
Changes in operating assets and liabilities:
Gold bullion held for sale	(10)	(55)
Receivables	(177)	(27)
Inventories	37	21
Other current assets	3	38
Restricted cash	(682)	(847)
Accounts payable and other accrued liabilities	(75)	(253)
Asset retirement obligation	(75)	(30)

Net cash used by operating activities	(1,726)	(1,507)

INVESTING ACTIVITIES:
Additions to properties, plant and mine development	(3,836)	(1,161)
Proceeds from disposal of assets	1	2
Proceeds from sale of investment securities	196	—
Proceeds from sale of restricted investment securities	873	748
Purchase of investment securities	—	(18)

Net cash used by investing activities	(2,766)	(429)

FINANCING ACTIVITIES:
Net borrowings under line of credit—Leucadia National Corporation	4,500	1,500

Net cash provided by financing activities	4,500	1,500

EFFECT OF EXCHANGE RATES ON CASH	(45)	2

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(37)	(434)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	2,634	1,426

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$2,597	$992

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Interest paid, net of amounts capitalized	$7	$7
Income taxes paid, net	$—	$20

The accompanying notes are an integral part of the consolidated financial statements.

MK RESOURCES COMPANY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (Unaudited)

For the three months ended March 31, 2003 and 2004

(Thousands of dollars except per share data)

	Common Stock $0.01 Par Value	Capital in Excess of Par Value	Accumulated Deficit	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total

January 1, 2003	$374	$82,869	$(52,987)	$(19)	$1,187	$31,424

Net loss			(342)			(342)
Other comprehensive income:
Net change in unrealized gain on investments					33	33
Net change in unrealized foreign exchange gain					1,736	1,736

Comprehensive income						1,427

March 31, 2003	$374	$82,869	$(53,329)	$(19)	$2,956	$32,851

January 1, 2004	$375	$83,023	$(52,786)	$(19)	$10,428	$41,021

Net loss			(572)			(572)
Other comprehensive loss:
Net change in unrealized gain (loss) on investments					(306)	(306)
Net change in unrealized foreign exchange gain					(1,449)	(1,449)

Comprehensive loss						(2,327)

March 31, 2004	$375	$83,023	$(53,358)	$(19)	$8,673	$38,694

The accompanying notes are an integral part of the consolidated financial statements.

MK RESOURCES COMPANY

Notes to Consolidated Financial Statements

(for the three months ended March 31, 2004)

(Thousands of dollars except share data)

1. UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The interim financial information included herein is unaudited; however, the information reflects all adjustments (consisting of normal recurring adjustments) that are, in the opinion of management, necessary for the fair presentation of the consolidated financial position, results of operations and cash flows for the interim periods. The consolidated financial statements should be read in conjunction with the consolidated financial statements for the year ended December 31, 2003, which are included in our Annual Report on Form 10-K for the year ended December 31, 2003 (“2003 10-K”). The results of operations for the three months ended March 31, 2004 are not necessarily indicative of the results to be expected for the full year. The consolidated balance sheet at December 31, 2003 was derived from the audited consolidated financial statements contained in the 2003 10-K and does not include all disclosures required by accounting principles generally accepted in the United States of America for annual consolidated financial statements.

Certain amounts for prior periods have been reclassified to be consistent with the 2004 presentation.

Based upon the Company’s review of new accounting standards released during the quarter ended March 31, 2004, the Company did not identify any standard requiring adoption that would have a significant impact on its consolidated financial statements for the periods reported.

The Emerging Issues Task Force of the Financial Accounting Standards Board (“FASB”) reached consensus in March 2004 that mineral rights should be removed as examples of intangible assets in Statement of Financial Accounting Standards (“SFAS”) Nos. 141 and 142. The FASB ratified the consensus on April 28, 2004. Upon adoption, approximately $47,639 associated with mineral rights relating to the Las Cruces project will be reclassified from intangible assets—mineral rights to mining properties, plant and mine development, net, on the Company’s consolidated balance sheet.

Stock-Based Compensation

The Company accounts for stock options granted using Accounting Principles Board Opinion 25, “Accounting for Stock Issued to Employees,” and related interpretations. Accordingly, no compensation cost has been recognized for its fixed stock option awards. Had compensation cost for the Company’s stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans consistent with SFAS No. 123, “Accounting for Stock-Based Compensation,” the Company’s net loss and related per share amounts would have changed to the pro forma amounts indicated below:

	Three Months Ended March 31,
	2004	2003

Net loss as reported	$(572)	$(342)
Deduct: Total stock-based compensation expense determined using the fair value method for all awards, net of related tax effects	(1)	(4)

Pro forma net loss	$(573)	$(346)

Net loss per share:
Basic—as reported	$(0.02)	$(0.01)
Basic—pro forma	$(0.02)	$(0.01)
Diluted—as reported	$(0.02)	$(0.01)
Diluted—pro forma	$(0.02)	$(0.01)

MK RESOURCES COMPANY

Notes to Consolidated Financial Statements—(Continued)

(for the three months ended March 31, 2004)

(Thousands of dollars except share data)

2. PROJECT DEVELOPMENT

The Company, through its wholly owned subsidiary Cobre Las Cruces, S.A., owns the exploration and mineral rights to the Las Cruces project, a development stage copper project in the Pyrite Belt of Spain. The Las Cruces project was acquired by the Company on September 1, 1999 when the Company acquired Cobre Las Cruces, formerly known as Riomin Exploraciones, S.A., from Rio Tinto plc.

Mining at the Las Cruces project will be subject to permitting and obtaining financing, and completion of engineering and construction. Although the Company believes necessary permitting for the project will be obtained, the Company cannot guarantee that such will be the case, and no assurance can be given that the Company will obtain financing for the project. Further, there may be other political and economic circumstances that could prevent the Company from completing development of the project.

3. MINING JOINT VENTURE

The Company owns a 25% undivided interest in the Castle Mountain Venture (“CMV”), which prior to May 2001 operated a gold mine in San Bernardino County, California. During the third quarter of 2001, gold reserves at the mine were exhausted, mining operations ceased, and mine closure and reclamation activities began. Mining closure and reclamation activities continued during the first quarter of 2004. The results for the CMV have been proportionally reflected in the accompanying consolidated financial statements.

Gold production at the Castle Mountain mine continued during the first quarter of 2004 as residual gold was recovered from the leach pads during the closure and reclamation phase. Residual gold production is expected to continue into mid-2004 as a result of continued leaching. As part of closure activities at the mine, mining equipment and assets were sold during the three month periods ended March 31, 2004 and 2003, resulting in a gain on disposal of assets of $1 and $2, respectively.

4. EQUITY SECURITIES

On April 21, 2003, the Company exchanged all of its limited partnership units of Peru Exploration for a total of 4,821,905 common shares of Bear Creek Mining Corporation (“Bear Creek”), a publicly traded Canadian mineral exploration company (TSX Venture Exchange: BCM). The exchange was made in connection with the acquisition by Bear Creek (formerly EVEolution Ventures, Inc.) of all outstanding limited partnership interests of Peru Exploration and all outstanding shares of Peru Exploration’s general partner.

Pursuant to the terms of the exchange, the Company was restricted from publicly selling all but 2% of its shares of Bear Creek for six months following the exchange, at which time an additional 15% of the shares held by the Company was released from such restrictions. For a period of 12 months thereafter, the restrictions lapse with respect to additional increments of the shares every three months, with 91% of the shares released from such restrictions 18 months following the exchange. The restrictions lapse with respect to the remaining 9% of the shares every six months thereafter in 3% increments, with 100% of the shares released from such restrictions 36 months following the exchange. Due to the significant restrictions, the restricted shares were initially valued at less than traded market prices.

The common shares of Bear Creek that can be sold without restriction within 12 months are classified as a current asset and carried at the quoted market price of the Bear Creek common stock. Any unrealized gains and losses on these securities are reflected as a component of other comprehensive income (loss). The remainder of the shares are classified as a long term asset and carried at the amount recorded upon receipt in April 2003, unless there is a decline in market value which is other than temporary.

MK RESOURCES COMPANY

Notes to Consolidated Financial Statements—(Continued)

(for the three months ended March 31, 2004)

(Thousands of dollars except share data)

The Company’s ability to realize the recorded value of its shares of Bear Creek is subject to various risks, including Bear Creek’s performance in the future, volatility in the market price for the shares and the existence of sufficient market liquidity to absorb the Company’s position, all of which are beyond the Company’s control. In addition, the restrictions on the Company’s ability to sell its Bear Creek stock could negatively impact the value it will ultimately receive for the shares. As a result, the amount the Company will realize from this investment is uncertain.

5. INDUSTRY SEGMENT INFORMATION

The Company operates primarily in two industry segments, gold sales and copper project. All of the Company’s revenue is derived from gold sales. The Company is not economically dependent on a limited number of customers for the sale of its gold because gold commodity markets are well-developed worldwide. During 1999, the Company acquired the Las Cruces project, which is a copper project in the development stage. All copper project assets relate to the Las Cruces project and are located in Spain.

6. RELATED PARTY TRANSACTIONS

At March 31, 2004, the Company had outstanding borrowings of $46,000 under its $55,000 credit facility with Leucadia National Corporation (the “Credit Facility”). For the three month periods ended March 31, 2004 and 2003, approximately $437 and $349, respectively, in interest and commitment fees were paid to Leucadia under the Credit Facility. Approximately $430 and $342, respectively, in interest relating to the Las Cruces project was capitalized during these periods. Loans outstanding under the Credit Facility bear interest equal to the prime rate and interest and commitment fees are payable quarterly. The prime rate at March 31, 2004 was 4%. The Credit Facility was amended, effective March 31, 2004, to increase the facility to $55,000.

7. INCOME TAXES

The provision for income taxes in the first quarter of 2003 represents California state income taxes. The Company recorded no federal tax benefit for its pre-tax loss in the three month periods ended March 31, 2004 and 2003 since the Company determined that it was unlikely it would be able to realize the related tax benefit in the future.

8. EARNINGS PER SHARE

For the three month periods ended March 31, 2004 and 2003, there were no differences in the numerators for the basic and diluted per share computations. The denominators for basic and diluted per share computations were 37,525,649 for the 2004 period and 37,395,649 for the 2003 period, respectively. Options to purchase 1,895,000 and 1,972,500 weighted average shares of common stock outstanding during the quarters ended March 31, 2004 and 2003, respectively, were not included in the computation of diluted per share amounts because they were antidilutive.

9. BANKRUPTCY RECOVERY

As part of a court approved bankruptcy plan of Washington Group International, Inc. (“Washington Group”), the Company, as an unsecured creditor, has received various distributions of common stock and warrants to purchase additional common shares of Washington Group. In the first quarter of 2004, the Company received a distribution of 3,801 common shares and warrants to purchase an additional 6,478 common shares of Washington Group, with a combined market value of $196. These securities were sold immediately upon receipt. In the first

MK RESOURCES COMPANY

Notes to Consolidated Financial Statements—(Continued)

(for the three months ended March 31, 2004)

(Thousands of dollars except share data)

quarter of 2003, the Company received a distribution of 3,150 common shares and warrants to purchase an additional 3,578 common shares of Washington Group, with a combined market value of $34. The Company has recorded these amounts as income in the quarters in which they were received.

10. ACCUMULATED OTHER COMPREHENSIVE INCOME

The following is a summary of accumulated other comprehensive income at March 31, 2004 and December 31, 2003:

	March 31, 2004	December 31, 2003

Net unrealized gain (loss) on investments	$(11)	$295
Net unrealized foreign exchange gain	8,684	10,133

	$8,673	$10,428

No income taxes have been provided on these amounts because of the Company’s net operating loss carryforwards.

MK Resources Company

Consolidated Financial Statements

For the Years Ended December 31, 2003, 2002 and 2001

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of MK Resources Company (formerly MK Gold Company):

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders’ equity and of cash flows present fairly, in all material respects, the financial position of MK Resources Company (a majority-owned subsidiary of Leucadia National Corporation) and its subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States), which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers	LLP

Salt Lake City, Utah

March 1, 2004

MK RESOURCES COMPANY

CONSOLIDATED STATEMENTS OF OPERATIONS

For the years ended December 31, 2003, 2002 and 2001

(Thousands of dollars except share data)

	2003	2002	2001

REVENUE:
Product sales	$1,441	$4,841	$6,002
Mining services	—	—	1,297

Total revenue	1,441	4,841	7,299

COSTS AND OPERATING EXPENSES:
Product sales	583	2,229	5,452
Mining services	—	—	1,451
Project development	565	279	665

Total costs and operating expenses	1,148	2,508	7,568

GROSS PROFIT (LOSS)	293	2,333	(269)

Exploration costs	(523)	(674)	(717)
General and administrative expenses	(2,492)	(1,662)	(2,413)
Gain (loss) on disposal of assets	106	(224)	202

LOSS FROM OPERATIONS	(2,616)	(227)	(3,197)

Equity in loss of unconsolidated affiliate	—	(301)	(498)
Litigation settlement	36	—	566
Bankruptcy recovery, net	315	318	—
Gain on sale of securities	498	—	—
Gain on exchange of partnership interest, net	1,945	—	—
Investment income and dividends, net	50	84	87
Interest expense	(23)	(24)	(23)

Income (loss) before income taxes	205	(150)	(3,065)
Income tax provision	(4)	(3)	(114)

Net income (loss)	$201	$(153)	$(3,179)

Basic and diluted income (loss) per common share	$0.01	$(0.00)	$(0.09)

The accompanying notes are an integral part of the consolidated financial statements.

MK RESOURCES COMPANY

CONSOLIDATED BALANCE SHEETS

As of December 31, 2003 and 2002

(Thousands of dollars except par value)

	2003	2002

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$2,634	$1,426
Restricted cash	874	—
Equity securities	2,167	299
Receivables	344	422
Inventories	133	173
Other	68	98

Total current assets	6,220	2,418
Mining properties, plant and mine development, net	34,185	22,717
Intangible assets—mineral rights	48,404	42,899
Equity securities	97	—
Restricted investment securities	873	1,621
Restricted cash	379	489
Other assets	—	211

TOTAL ASSETS	$90,158	$70,355

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Accounts payable	$1,732	$720
Current portion of asset retirement obligation	874	—
Current portion of mine closure and reclamation liabilities	—	278
Other accrued liabilities	467	445

Total current liabilities	3,073	1,443

Line of credit—Leucadia National Corporation	41,500	31,900
Asset retirement obligation	597	—
Mine closure and reclamation liabilities	—	1,621
Deferred income tax liability	3,967	3,967

Total liabilities	49,137	38,931

COMMITMENTS AND CONTINGENCIES (Note 15)

STOCKHOLDERS’ EQUITY:
Common stock, par value $.01; 80,000,000 shares authorized, 37,545,500 shares issued and 37,525,649 outstanding at December 31, 2003, 37,415,500 shares issued and 37,395,649 shares outstanding at December 31, 2002	375	374
Capital in excess of par value	83,023	82,869
Accumulated deficit	(52,786)	(52,987)
Treasury stock at cost, 19,851 shares	(19)	(19)
Accumulated other comprehensive income	10,428	1,187

Total stockholders’ equity	41,021	31,424

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$90,158	$70,355

The accompanying notes are an integral part of the consolidated financial statements.

MK RESOURCES COMPANY

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

For the years ended December 31, 2003, 2002 and 2001

(Thousands of dollars except share data)

	Common Stock $0.01 Par Value	Capital in Excess of Par Value	Accumulated Deficit	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total

January 1, 2001	$373	$82,773	$(49,655)	$—	$(3,823)	$29,668

Net loss			(3,179)			(3,179)
Other comprehensive loss:
Net change in unrealized foreign exchange loss					(1,716)	(1,716)

Comprehensive loss						(4,895)

Restricted stock grants	1	96				97

Purchase of treasury stock				(19)		(19)

December 31, 2001	374	82,869	(52,834)	(19)	(5,539)	24,851

Net loss			(153)			(153)

Other comprehensive income
(loss):
Net change in unrealized loss on investments					(66)	(66)

Net change in unrealized foreign exchange gain					6,792	6,792

Comprehensive income						6,573

December 31, 2002	374	82,869	(52,987)	(19)	1,187	31,424

Net income			201			201
Other comprehensive income
(loss):
Net change in unrealized gain on investments					361	361

Net change in unrealized foreign exchange gain					8,880	8,880

Comprehensive income						9,442

Restricted stock grants	1	154				155

December 31, 2003	$375	$83,023	$(52,786)	$(19)	$10,428	$41,021

The accompanying notes are an integral part of the consolidated financial statements.

MK RESOURCES COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2003, 2002 and 2001

(Thousands of dollars)

	2003	2002	2001

OPERATING ACTIVITIES:
Net income (loss)	$201	$(153)	$(3,179)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:
Restricted stock grants	155	—	97
Equity in loss of unconsolidated affiliate	—	301	498
Deferred income taxes	—	—	110
Depreciation, depletion and amortization	25	29	659
Litigation settlement	(38)	—	—
Bankruptcy recovery	(315)	(365)	—
Gain on sale of securities	(498)	—	—
Gain on exchange of partnership interest	(1,945)	—	—
Amortization of premium on investment securities	—	—	4
Gain (loss) on disposal of assets	(106)	224	(202)
Changes in operating assets and liabilities:
Receivables	78	(181)	1,301
Inventories	40	729	1,438
Other current assets	30	37	90
Restricted cash	(764)	222	(268)
Accounts payable and other accrued liabilities	434	218	(664)
Asset retirement obligation	(428)	223	384
Deferred revenue	—	—	(485)

Net cash provided (used) by operating activities	(3,131)	1,284	(217)

INVESTING ACTIVITIES:
Additions to mining properties, plant and mine development	(7,516)	(3,505)	(4,777)
Proceeds from disposal of assets	111	671	287
Purchase of restricted investment securities	—	(1,621)	(750)
Purchase of equity securities	(45)	—	—
Proceeds from sale of equity securities	1,224	—	—
Proceeds from sale of restricted investment securities	748	750	854
Investment in unconsolidated affiliate	—	—	(500)

Net cash used by investing activities	(5,478)	(3,705)	(4,886)

FINANCING ACTIVITIES:
Net borrowings under line-of-credit agreement—Leucadia National Corporation	9,600	2,900	5,700
(Increase) decrease in other assets	211	(211)	—
Purchase of treasury stock	—	—	(19)

Net cash provided by financing activities	9,811	2,689	5,681

EFFECT OF EXCHANGE RATES ON CASH	6	(207)	(212)

INCREASE IN CASH	1,208	61	366

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	1,426	1,365	999

CASH AND CASH EQUIVALENTS AT END OF YEAR	$2,634	$1,426	$1,365

Supplemental disclosures of cash flow information
Interest paid, net of amounts capitalized	$23	$24	$23
Income taxes paid, net	$4	$3	$4

The accompanying notes are an integral part of the consolidated financial statements.

MK RESOURCES COMPANY

Notes to Consolidated Financial Statements

(for the years ended December 31, 2003, 2002 and 2001)

(Thousands of dollars except share data)

1. ORGANIZATION, OPERATIONS AND BASIS OF ACCOUNTING

MK Resources Company (the “Company”) is engaged in the business of exploring for, acquiring, developing and mining mineral properties. The Company owns a 53% undivided interest in the American Girl Mining Joint Venture (the “AGMJV”), a 25% undivided interest in the Castle Mountain Venture (the “CMV”), and 100% of Cobre Las Cruces, S.A. (see Note 3). The Company is a 72.5% owned subsidiary of Leucadia National Corporation (“Leucadia”).

The Company’s principal sources of funds are its available resources of cash and cash equivalents, equity securities, cash generated from residual gold production at the Castle Mountain mine and its credit facility with Leucadia (the “Credit Facility”). At December 31, 2003, the Company had cash and cash equivalents of $2,634, equity securities of $2,264, and gold bullion of $96, representing an increase in cash and cash equivalents, equity securities and gold bullion of $3,200 from December 31, 2002. At December 31, 2003, the Company had $8,500 of available borrowings under the Credit Facility. The Company expects that its cash and cash equivalents and available borrowings under the Credit Facility will be sufficient to cover operating expenses through 2004. However, the Company’s cash resources will not be sufficient to cover all projected costs and expenses necessary to commence mining at the Las Cruces project. The Company estimates that the capital cost will be approximately 281 million euros, or approximately $345,000, to bring the Las Cruces project into production, excluding interest and other financing costs. Basic engineering and land acquisition activities are scheduled to begin at the project once the remaining initial water permit has been granted. The Company will require financing in order to proceed with basic engineering and land acquisition activities.

Critical Accounting Estimates—The preparation of financial statements in accordance with generally accepted accounting principles requires the Company to make estimates about the effect of matters that are uncertain and to make difficult, subjective and complex judgments. These estimates and assumptions affect the reported amounts in the financial statements and disclosure of contingent assets and liabilities. On an on-going basis, the Company evaluates all of these estimates and judgments. Actual results could differ from these estimates. The Company believes that the following accounting policies are the most critical because they have the greatest impact on the Company’s financial condition and results of operations and require management’s most difficult, subjective and complex judgments.

Proven and Probable Ore Reserves—Reserves are defined as those parts of a mineral deposit that can be economically and legally extracted or produced at the time of determination and are customarily stated in terms of “ore” when dealing with metals. Proven reserves are reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; (b) grade and/or quality are computed from the results of detailed sampling; and (c) the sites for inspection, sampling and measurements are spaced so closely and the geologic character is sufficiently defined that size, shape, depth and mineral content of reserves are well established. Probable reserves are computed from information similar to that used for proven reserves, but the sites for inspection, sampling and measurement are farther apart. The degree of assurance for probable reserves, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

The Company’s reserve estimates could change as a result of changes in estimates relating to production costs or copper prices. Because the Las Cruces project has not commenced production, it is highly likely that the ore reserves for Las Cruces will require revision based on actual production experience.

A change in the Company’s ore reserve estimate, declines in the market price for copper, as well as increased production or capital costs or reduced recovery rates, could render ore reserves at the Las Cruces project uneconomic and could result in an impairment to the Company’s mining properties and intangible assets. If

MK RESOURCES COMPANY

Notes to Consolidated Financial Statements—(Continued)

(for the years ended December 31, 2003, 2002 and 2001)

(Thousands of dollars except share data)

copper prices decline substantially below the levels set for calculation of reserves for an extended period, there could be material delays in developing the Las Cruces project. Reserves should not be interpreted as assurances of mine life or the profitability of future operations. No assurance can be given that the estimate of the amount of copper or the indicated level of recovery of copper will be realized at the Las Cruces project.

Asset Retirement Obligation—The Company estimates future asset retirement obligation costs mainly on the basis of legal and regulatory requirements. Statement of Financial Accounting Standards (“SFAS”) No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred. SFAS No. 143 requires the Company to record a liability for the present value of estimated environmental remediation costs and the related asset created with it. The related asset is then amortized over the life of the asset on a units of production basis and accretion expense relating to the liability is recognized using the Company’s credit-adjusted risk-free interest rate. At various times the Company reviews the adequacy of its asset retirement obligations based on current estimates of future costs and sets aside adequate cash reserves to fund those costs. In the event that actual costs differ from those estimates, the Company’s results of operations, liquidity and financial condition will be affected.

During May 2001, mining operations ceased and closure and reclamation activities began at the Castle Mountain mine. The Company has reviewed the closure and reclamation accrual and believes it is sufficient.

Impairment of Long-Lived Assets—The Company evaluates its long-lived assets for impairment when events or changes in circumstances indicate, in management’s judgment, that the carrying value of such assets may not be recoverable. The determination of whether an impairment has occurred is based on management’s estimate of undiscounted future cash flows attributable to the assets as compared to the carrying value of the assets. If an impairment has occurred, the amount of the impairment recognized is determined by estimating the fair value for the assets and recording a provision for loss if the carrying value is greater than fair value.

As of December 31, 2003, the carrying amount of the Company’s investment in the mineral rights and mining properties of the Las Cruces project was approximately $81,688. The recoverability of these assets is entirely dependent upon the Company’s success in obtaining required permits, obtaining both debt and equity financing for the project, engineering and construction. The amount of financing that can be obtained for the project and its related cost will be significantly affected by the assessment of potential lenders and equity investors of the current and expected future market price of copper. In addition, the actual price of copper, the operating cost of the mine and the capital cost to bring the mine into production will affect the recoverability of these assets. Based on the current status of the project and the Company’s estimate of future financing costs and future cash flows, the Company believes the carrying amount of its investment is recoverable. However, if the Company is unable to obtain the permits required to begin construction of the mine and commence mining activities, it is likely that this investment will be impaired.

Deferred Tax Asset and Tax Valuation Allowance—The Company has recorded a valuation allowance that fully reserves for its deferred tax asset (net of certain deferred tax liabilities which can be offset by its net operating loss carryforwards). The valuation allowance was recorded because the Company determined it is likely that it will not be able to utilize the deferred tax asset in the future. If the Company determines that it will be able to use all or a portion of its deferred tax asset in the future, it will record an adjustment to reduce the valuation allowance, thereby increasing income in that period. If and when this determination is made, it will be based upon projections of taxable income in the future, which are based on numerous judgments and assumptions, and is inherently uncertain. Prior to that time, the Company does not expect to reflect any federal income tax benefit in its statement of operations for reported losses, and it will not record any federal income tax expense on income which can be offset by its net operating loss carryforwards.

MK RESOURCES COMPANY

Notes to Consolidated Financial Statements—(Continued)

(for the years ended December 31, 2003, 2002 and 2001)

(Thousands of dollars except share data)

Principles of Consolidation—The Company owns an undivided interest in each asset and, pursuant to its agreements, is severally liable for its share of each liability of the AGMJV and the CMV. The consolidated financial statements include the Company’s pro rata share of each of the joint ventures’ assets, liabilities, revenues and expenses, after elimination of intercompany accounts. The consolidated financial statements also include the accounts of the Company and its wholly-owned subsidiaries, after elimination of intercompany accounts.

Reclassification—Certain amounts for prior periods have been reclassified to be consistent with the 2003 presentation.

Cash Equivalents—Cash equivalents consist of investments in short-term commercial paper, having a remaining maturity at date of acquisition of three months or less, and money market mutual funds.

Restricted Cash and Investments—The CMV is funding its future reclamation liabilities by establishing separate bank and investment accounts for these funds. The funding amount is based on the estimated ultimate net liability. The AGMJV funded a restricted cash and investment account which has been utilized for reclamation of the AGMJV mine property.

Inventories—Gold bullion, ore and in-process inventories and materials and supplies are stated at the lower of average cost or net realizable value.

Mining Properties, Plant and Mine Development—Depreciation, depletion and amortization of mining properties, mine development costs and major plant facilities is computed principally by the units-of-production method based on estimated proven and probable ore reserves. Proven and probable ore reserves reflect estimated quantities of economically recoverable reserves which can be recovered in the future from known mineral deposits. Mining equipment and other plant facilities are depreciated using straight-line or accelerated methods principally over estimated useful lives of 3 to 10 years.

Intangible Assets—In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 141, “Business Combinations,” and SFAS No. 142, “Goodwill and Intangible Assets,” which became effective for the Company on July 1, 2001 and January 1, 2002, respectively. Among other things, SFAS 141 requires companies to disaggregate and report separately from goodwill certain intangible assets. SFAS 142 establishes new guidelines for accounting for intangible assets, which require that certain intangible assets be reviewed annually for impairment rather than amortized. Pursuant to SFAS No. 141 and SFAS No. 142, mineral interests associated with other than owned properties are classified as intangible assets. As a result, the Company has reclassified the mineral rights associated with the Company’s Las Cruces project from mining properties to intangible assets—mineral rights in its consolidated balance sheet. As of December 31, 2003 and December 31, 2002, the Company had capitalized $48,404 and $42,899, respectively, related to the Las Cruces mineral rights. The Company’s results of operations and cash flows, however, are not affected, since the Las Cruces mineral rights are not being amortized. The Las Cruces mineral rights will be amortized using the units-of-production method once production at the project commences. Mineral rights related to the Company’s Castle Mountain Venture were fully depleted as of December 31, 2002.

Property Evaluation—Recoverability of investments in mining properties is evaluated periodically. Estimated future net cash flows from each property are calculated using estimates of proven and probable ore reserves, estimated future metal prices (considering historical and current prices, price trends and related factors) and operating capital and reclamation costs on an undiscounted basis. Impairment is measured based on discounted future net cash flows.

MK RESOURCES COMPANY

Notes to Consolidated Financial Statements—(Continued)

(for the years ended December 31, 2003, 2002 and 2001)

(Thousands of dollars except share data)

Reclamation and Mine Closure Costs—The Company is subject to federal, state, local and foreign environmental laws and regulations. The Company has put in place ongoing pollution control and monitoring programs at its mine sites, and posted surety bonds as required for compliance with state and local closure, reclamation and environmental obligations. Estimated future reclamation and mine closure costs are based principally on legal and regulatory requirements. Through December 31, 2002, such costs were accrued and charged over the expected operating lives of the Company’s mines on a units-of-production method. Effective January 1, 2003, the Company adopted SFAS No. 143. The adoption of SFAS No. 143 did not have a material effect on the Company’s financial position or results of operations. Ongoing reclamation activities are expensed in the period incurred.

Income Taxes—The Company utilizes an asset and liability approach for financial accounting and reporting for income taxes. Deferred income taxes are provided for temporary differences in the bases of assets and liabilities as reported for financial statement purposes and income tax purposes.

Revenue Recognition—Revenue from product sales is recognized when title and risk of ownership transfers to customers. Mining services revenue is recognized based on quantities of materials moved. The revenue recognized for each unit of material moved is determined on an individual pit basis.

Forward Sales Activities—The Company may enter into forward sales contracts to establish a price on certain ounces of gold it produces. These contracts are exempt from SFAS No. 133 since they qualify as normal purchases and sales under the normal purchases and sales exemption contained in SFAS No. 138. Gains and losses realized on such instruments, as well as any cost or revenue associated therewith, are recognized as sales when the related production is delivered to customers. Any margin agreement associated with these contracts may require the posting of collateral.

Earnings Per Share—For each of the three years in the period ended December 31, 2003, there were no differences in the numerators for the basic and diluted per share computations. These numerators were $201, $(153) and $(3,179) for 2003, 2002 and 2001, respectively. The denominators for basic per share computations were 37,425,457, 37,395,649 and 37,350,060 for 2003, 2002 and 2001, respectively. The denominators for fully diluted per share computations were 37,437,899, 37,395,649 and 37,350,060 for 2003, 2002 and 2001, respectively. Options to purchase 1,740,000, 1,910,000 and 1,890,000 weighted average shares of common stock outstanding during 2003, 2002 and 2001, respectively, were not included in the computation of diluted per share amounts because they were antidilutive.

MK RESOURCES COMPANY

Notes to Consolidated Financial Statements—(Continued)

(for the years ended December 31, 2003, 2002 and 2001)

(Thousands of dollars except share data)

Stock Options—The Company accounts for stock options granted using Accounting Principles Board APB Opinion 25. Accordingly, no compensation cost has been recognized for its fixed stock option plans. Had compensation cost for the Company’s stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans consistent with SFAS No. 123, the Company’s net income (loss) and net income (loss) per common share would have changed to the pro forma amounts indicated below:

	Year Ended December 31,
	2003	2002	2001

Net income (loss) as reported	$201	$(153)	$(3,179)
Deduct: Total stock-based compensation expense determined using the fair value method for all awards, net of related tax effects	(9)	(26)	(23)

	$192	$(179)	$(3,202)

Net income (loss) per share:
Basic—as reported	$0.01	$(0.00)	$(0.09)
Basic—pro forma	$0.01	$(0.00)	$(0.09)
Diluted—as reported	$0.01	$(0.00)	$(0.09)
Diluted—pro forma	$0.01	$(0.00)	$(0.09)

Translation of Foreign Currency—Foreign currency subsidiary financial statements are translated into U.S. dollars at current exchange rates, except that revenues and expenses are translated at average exchange rates during each reporting period; resulting translation gains (losses) are reported as a component of other comprehensive income (loss). Net unrealized foreign exchange gains and (losses) were $10,133 and $1,253 at December 31, 2003 and 2002 respectively. Net realized foreign exchange gains (losses) were not material for the years ended December 31, 2003, 2002 and 2001.

Recently Issued Accounting Standards—In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities,” which is effective for contracts entered into or modified after June 30, 2003. SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” The adoption of SFAS No. 149 did not have an impact on the Company’s financial position or results of operations.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity,” which is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the first interim period beginning after June 15, 2003. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. The adoption of SFAS No. 150 did not have an impact on the Company’s financial position or results of operations.

In January 2003, the FASB issued FASB Interpretation Number, or FIN, 46, “Consolidation of Variable Interest Entities,” an interpretation of ARB 51. FIN 46 addresses consolidation of variable interest entities, which are entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective immediately for variable interest entities created after January 31, 2003, and for variable interest entities in which an enterprise obtains an interest after that date. In October 2003, the

MK RESOURCES COMPANY

Notes to Consolidated Financial Statements—(Continued)

(for the years ended December 31, 2003, 2002 and 2001)

(Thousands of dollars except share data)

FASB deferred to the fourth quarter of 2003 from the third quarter the implementation date of FIN 46 with respect to variable interest entities in which a variable interest was acquired before February 1, 2003. In December 2003, the FASB issued a revision (“FIN 46R”) to FIN 46 to clarify certain provisions and exempt certain entities from its requirements. In addition, FIN 46R deferred to the first quarter of 2004 application of its provision to certain entities in which a variable interest was acquired prior to February 1, 2003. FIN 46 may be applied prospectively with a cumulative effect adjustment as of the date on which it is first applied or by restating previously issued financial statements with a cumulative effect adjustment as of the beginning of the first year restated. Since the Company does not have any variable interest entities, the adoption of FIN 46 and FIN 46R will not have an impact on its financial position or results of operations.

2. ASSET RETIREMENT OBLIGATION

The gold reserves at the Castle Mountain mine were exhausted in May 2001. At that time, mining operations ceased and closure and reclamation began. Residual gold production is expected to continue into mid 2004 as a result of continued leaching.

The Company has recorded an asset retirement obligation of $1,405 for its share of closure and reclamation costs at the CMV. The CMV has set aside a cash reserve to fund the projected closure and reclamation costs. The Company’s share of this fund was $2,025 at December 31, 2003. The Company has reviewed the recorded asset retirement obligation and believes it is sufficient to cover the estimated costs of closure and reclamation.

3. PROJECT DEVELOPMENT

The Company, through its wholly owned subsidiary Cobre Las Cruces, S.A., owns the exploration and mineral rights to the Las Cruces project, a development stage copper project in the Pyrite Belt of Spain. The Las Cruces project was acquired by the Company on September 1, 1999 when the Company acquired Cobre Las Cruces, formerly known as Riomin Exploraciones, S.A., from Rio Tinto plc.

Mining at the Las Cruces project will be subject to permitting, obtaining financing, engineering and construction. Although the Company believes necessary permitting for the project will be obtained, the Company cannot guarantee that such will be the case, and no assurance can be given that the Company will obtain financing for the project. Further, there may be other political and economic circumstances that could prevent the Company from completing development of the project.

4. INVESTMENTS

At December 31, 2003, the Company had investments of $3,137, consisting of U.S. government agency bonds and notes of $873 relating to restricted investments at the CMV, and equity securities of $2,264 relating to the Company’s exchange of partnership interest in Peru Exploration Venture LLLP (Note 5). At December 31, 2002, the Company had investments of $1,920, consisting of U.S. government agency bonds and notes of $1,621 relating to restricted investments at the CMV, and equity securities of $299 relating to a bankruptcy recovery (Note 12). The investments have been classified as available-for-sale. The investments are reported at fair value with unrealized gains and losses, if any, recorded as a component of other comprehensive income. The estimated fair value of the government agency bonds and notes approximate amortized cost. The cost basis of the equity securities at December 31, 2003 was $1,969 and an unrealized gain on investment of $295 has been recorded to report the securities at their fair value of $2,264. At December 31, 2002, the Company had recorded an unrealized loss of $66

MK RESOURCES COMPANY

Notes to Consolidated Financial Statements—(Continued)

(for the years ended December 31, 2003, 2002 and 2001)

(Thousands of dollars except share data)

to report the securities at their fair value of $299. Investments by contractual maturity at December 31, 2003 and 2002 are shown below. Expected maturities are likely to differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	December 31
	2003	2002

Due in one year or less	$—	$—
Due after one year through five years	873	1,621

Total	$873	$1,621

5. UNCONSOLIDATED AFFILIATE

In July 2000, the Company acquired 20 of 39 limited partner units of Peru Exploration Venture LLLP (“Peru Exploration”), an Arizona limited liability limited partnership. The partnership was formed in June 2000 with Bear Creek Mining Company, an Arizona corporation, as the general partner. The Company’s commitment to the partnership was $1,000 over a two-year period, which was fully funded as of December 31, 2001.

The Company accounted for this investment using the equity method of accounting and, as a result of recording its share of Peru Exploration’s losses, had reduced its investment balance to zero as of December 31, 2002. Since the Company had no obligation or commitment to provide any additional funds to Peru Exploration, application of the equity method of accounting was suspended once its investment was reduced to zero. The Company’s share of loss from the partnership for the years ended December 31, 2002 and 2001 was $301 and $498, respectively.

On April 21, 2003, the Company exchanged all of its limited partnership units of Peru Exploration for a total of 4,821,905 common shares (currently representing approximately 17.8%) of Bear Creek Mining Corporation (“Bear Creek”), a publicly traded Canadian mineral exploration company (TSX Venture Exchange: BCM). The exchange was made in connection with the acquisition by Bear Creek (formerly EVEolution Ventures, Inc.) of all outstanding limited partnership interests of Peru Exploration and all outstanding shares of Peru Exploration’s general partner. In addition, the Company has non-transferable preemptive rights, until April 25, 2005, to participate in any offering of common stock undertaken by Bear Creek on a pro rata basis in order to allow it to maintain its percentage interest in the common shares of Bear Creek.

Pursuant to the terms of the exchange, the Company was restricted from publicly selling all but 2% of its shares of Bear Creek for six months following the exchange, at which time an additional 15% of the shares held by the Company was released from such restrictions. For a period of 12 months thereafter, the restrictions lapse with respect to additional increments of the shares every three months, with 91% of the shares released from such restrictions 18 months following the exchange. The restrictions lapse with respect to the remaining 9% of the shares every six months thereafter in 3% increments, with 100% of the shares released from such restrictions 36 months following the exchange. Due to the significant restrictions, the restricted shares were initially valued at less than traded market prices.

The Company recorded, in the second quarter of 2003, a non-cash gain of $1,945, net of related expenses, based upon the estimated value of the common shares of Bear Creek received. The common shares of Bear Creek that can be sold without restriction within 12 months are classified as a current asset and carried at the quoted market price of the Bear Creek common stock. Any unrealized gains and losses on these securities are reflected as a

MK RESOURCES COMPANY

Notes to Consolidated Financial Statements—(Continued)

(for the years ended December 31, 2003, 2002 and 2001)

(Thousands of dollars except share data)

component of other comprehensive income. The remainder of the shares are classified as a long term asset and carried at the amount recorded upon receipt in April 2003, unless there is a decline in market value which is other than temporary.

The Company’s ability to realize the recorded value of its shares of Bear Creek is subject to various risks, including Bear Creek’s performance in the future, volatility in the market price for the shares and the existence of sufficient market liquidity to absorb the Company’s position, all of which are beyond the Company’s control. In addition, the restrictions on the Company’s ability to sell its Bear Creek stock could negatively impact the value it will ultimately receive for the shares. As a result, the amount the Company will realize from this investment is uncertain.

6. INVENTORIES

The components of inventory are shown below:

	December 31
	2003	2002

Gold bullion	$96	$69
Ore and in-process	—	58
Materials and supplies	37	46

	$133	$173

7. MINING PROPERTIES, PLANT AND MINE DEVELOPMENT

The components of mining properties, plant and mine development are shown below:

	December 31
	2003	2002
Mining properties	$33,908	$22,302
Mine development	7,023	6,050
Plant and equipment	5,062	5,896

	45,993	34,248

Less accumulated depreciation, depletion and amortization	(11,808)	(11,531)

	$34,185	$22,717

Interest capitalized to mining properties was $1,487, $1,417 and $1,836 for the years ended December 31, 2003, 2002 and 2001, respectively.

Maintenance and repair expenses charged to operations were $50, $27 and $656 for the years ended December 31, 2003, 2002 and 2001, respectively.

MK RESOURCES COMPANY

Notes to Consolidated Financial Statements—(Continued)

(for the years ended December 31, 2003, 2002 and 2001)

(Thousands of dollars except share data)

8. INDUSTRY SEGMENT INFORMATION

The Company is not economically dependent on a limited number of customers for the sale of its gold because gold commodity markets are well-developed worldwide. The Company operates primarily in two industry segments, gold sales and copper project. The Company’s third industry segment, mining services, was active through the second quarter of 2001, when mining operations ceased at the Castle Mountain mine. All of the Company’s mining service revenues were derived from the CMV. During 1999, the Company acquired the Las Cruces project, which is a copper project in the development stage. All copper project assets relate to the Las Cruces project and are located in Spain.

	Year Ended December 31
	2003	2002	2001
Revenue:
Gold sales	$1,441	$4,841	$6,002
Mining services	—	—	1,729
Corporate and eliminations	—	—	(432)

Total revenue	$1,441	$4,841	$7,299

Gross profit (loss):
Gold sales	$858	$2,612	$550
Mining services	—	—	(154)
Copper project	(565)	(279)	(665)
Corporate and eliminations	—	—	—

Total gross profit (loss)	$293	$2,333	$(269)

Identifiable assets:
Gold sales	$2,264	$2,387	$2,097
Mining services	—	—	—
Copper project	84,590	65,567	55,491
Corporate and eliminations	3,304	2,401	2,853

Total assets	$90,158	$70,355	$60,441

Depreciation, depletion and amortization:
Gold sales	$5	$—	$569
Mining services	—	—	6
Copper project	—	—	—
Corporate and eliminations	20	29	84

Total depreciation, depletion and amortization	$25	$29	$659

Capital expenditures:
Gold sales	$59	$—	$—
Mining services	—	—	19
Copper project	7,447	3,487	4,754
Corporate and eliminations	10	18	4

Total capital expenditures	$7,516	$3,505	$4,777

MK RESOURCES COMPANY

Notes to Consolidated Financial Statements—(Continued)

(for the years ended December 31, 2003, 2002 and 2001)

(Thousands of dollars except share data)

9. INCOME TAXES

The provision for income taxes consists of:

	Year Ended December 31, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001
Currently payable:	$—	$—	$—
U.S. federal	4	3	4

State	4	3	4

Total currently payable

Deferred:	—	—	102
U.S. federal	—	—	8

State	—	—	110

Total deferred

Total	$4	$3	$114

Deferred tax assets and liabilities consist of the following:

	December 31, 2003			December 31, 2002
	Assets	Liabilities	Total	Assets	Liabilities	Total
Depreciation, depletion and amortization		$(3,547)	$(3,547)		$(2,106)	$(2,106)
Reclamation and other liabilities	$847		847	1,020		1,020
Inventory valuation	4		4	7		7
AMT credit	140		140	140		140
Net operating losses	20,645		20,645	19,112		19,112
Valuation allowance	(18,089)		(18,089)	(18,173)		(18,173)
Basis difference in mining properties		(3,967)	(3,967)		(3,967)	(3,967)

	$3,547	$(7,514)	$(3,967)	$2,106	$(6,073)	$(3,967)

A valuation allowance is provided to reduce the deferred tax assets to a level which, more likely than not, will be realized. The net deferred tax asset reflects management’s estimate of the amount which will be realized from future taxable income of the character necessary to recognize such asset.

Due to past net operating losses, the Company has recorded a gross deferred tax asset of approximately $21,636 as of December 31, 2003. The Company has also recorded a valuation allowance of $18,089 against this asset, resulting in a net deferred tax asset of $3,547. Deferred tax liabilities are partly offset by this deferred tax asset, resulting in a net deferred tax liability of $3,967.

MK RESOURCES COMPANY

Notes to Consolidated Financial Statements—(Continued)

(for the years ended December 31, 2003, 2002 and 2001)

(Thousands of dollars except share data)

The provision for income taxes differs from the amounts computed by applying the U.S. corporate income tax statutory rate of 34% for the following reasons:

	Year Ended December 31, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001
U.S. corporate income tax (benefit) provision at statutory rate	$70	$(51)	$(1,042)
Change in valuation allowance	(84)	39	1,228
State income taxes, net of federal tax (benefit) provision	10	(8)	(153)
Other, net	4	23	81

Provision for income tax expense	$—	$3	$114

10. LINE OF CREDIT FROM LEUCADIA

At December 31, 2003, the amount of the Credit Facility was $50,000 and borrowings of $41,500 were outstanding. At December 31, 2002, the amount of the Credit Facility was $40,000 and borrowings of $31,900 were outstanding. Through various amendments, the most recent of which was effective December 31, 2003, the Credit Facility was amended to increase the facility to $50,000. The credit facility has an expiration date of January 3, 2006. Loans outstanding under the Credit Facility bear interest equal to the prime rate and interest and commitment fees are payable quarterly. The prime rate at December 31, 2003 was 4.0%. The Credit Facility may be terminated by Leucadia on December 15 of any year, provided Leucadia notifies the Company of such termination prior to September 15 of such year. Leucadia has notified the Company that it does not intend to terminate the Credit Facility prior to December 15, 2005. As the Credit Facility with Leucadia is a variable-rate loan and as there has been no significant change in credit risk associated with the Credit Facility, the fair value of the Credit Facility is equal to its carrying value. The Company expects that the Credit Facility will need to be restructured in connection with its financing activities for the Las Cruces project.

11. GAIN (LOSS) ON DISPOSAL OF ASSETS

The Company recognized a gain on disposal of assets of $106 and $620 in 2003 and 2002, respectively, from sales of mining equipment and assets as part of closure activities at the Castle Mountain mine. In addition, during 2002, the Company decided not to renew a purchase option on a portion of the land needed to develop the Las Cruces project. The Company wrote off the book value of the purchase option as a loss on disposal of assets of $884 in the third quarter of 2002.

12. BANKRUPTCY RECOVERY

As part of a court approved bankruptcy plan of Washington Group International, Inc. (“Washington Group”), the Company has received distributions of common stock and warrants to purchase additional common shares of Washington Group, beginning in the second quarter of 2002. During 2002, the Company received 18,734 shares of common stock and warrants to purchase an additional 31,924 common shares of Washington Group, with a combined market value of $365. During 2003, the Company received 11,774 shares of common stock and warrants to purchase an additional 16,214 common shares of Washington Group, with a combined market value of $315. The Company has recorded these amounts, net of related legal expenses, as income in the quarters in which they were received. The securities are classified as available for sale and any unrealized gains and losses are reflected as a component of other comprehensive income.

MK RESOURCES COMPANY

Notes to Consolidated Financial Statements—(Continued)

(for the years ended December 31, 2003, 2002 and 2001)

(Thousands of dollars except share data)

13. GAIN ON SALE OF SECURITIES

During the fourth quarter of 2003, the Company sold all of its investment in shares of common stock and warrants of Washington Group on the open market for approximately $1,200. The amount realized in excess of the amortized cost of those securities has been reported as income in 2003.

14. BENEFIT PLANS

The Company maintains a 401(k) Savings Plan (the “Plan”) for all full-time active employees and matches 50% of employee contributions to the Plan up to 5% of eligible pay. The cost of the Plan was $26, $22 and $43 for the years ended December 31, 2003, 2002 and 2001, respectively.

15. COMMITMENTS AND CONTINGENCIES

Environmental—The Company’s mining operations and exploration activities are subject to various federal, state, local and foreign laws and regulations governing protection of the environment. These laws are continually changing and, as a general matter, are becoming more restrictive. The Company’s policy is to conduct its business in a manner that safeguards public health and mitigates the environmental effects of its mining operations. To comply with these laws and regulations, the Company has made and in the future may be required to make capital and operating expenditures. The Company does not anticipate incurring any material unforeseen capital or operating expenditures for environmental compliance during 2004.

Surety bonds and letters of credit totaling $2,422 (of which the Company’s share is $740) have been provided as required by various governmental agencies for environmental protection, including reclamation bonds at the American Girl mine and Castle Mountain mine.

Other—The CMV is committed to pay royalties to landowners generally based on a percent of refined gold bullion. Effective net smelter return royalties paid as a percent of the realized gold price were 0.2%, 1.0% and 1.3% for the years ended December 31, 2003, 2002 and 2001, respectively.

The CMV has rented certain mining equipment under non-cancelable operating leases with terms generally varying from one to four years. The Company’s share of rental expense charged to operations was $15 in 2003, $35 in 2002 and $105 in 2001. These leases expired in 2003.

The Company rents certain equipment and office and storage properties under non-cancelable operating leases with terms varying from one to five years. Rental expense relating to these properties and equipment charged to operations was $257 in 2003 and $171 in 2002. The Company had no non-cancelable operating leases in 2001. Minimum annual rentals (exclusive of taxes) relating to these properties and equipment under leases in effect at December 31, 2003 are $223 for 2004, $96 for 2005, $98 for 2006 and 2007, and $81 for 2008.

16. RELATED PARTY TRANSACTIONS

The Company’s joint venture partner, Quest Capital Corporation (“Quest”) (formerly Viceroy Resource Corp.), is the manager of the CMV and, as such, is entitled to receive a management fee of 1% of capital expenditures and 2% of allowable costs as defined in the Castle Mountain Venture Agreement. Management fees charged by Quest attributable to the Company amounted to $20, $21 and $60 for the years ended December 31, 2003, 2002 and 2001, respectively.

MK RESOURCES COMPANY

Notes to Consolidated Financial Statements—(Continued)

(for the years ended December 31, 2003, 2002 and 2001)

(Thousands of dollars except share data)

The Company is the manager of the AGMJV and under the terms of the American Girl Mining Joint Venture Agreement is entitled to receive a management fee. Management fees received by the Company amounted to $14 for each of the three years ended December 31, 2003, 2002 and 2001, respectively.

The Company performed contract mining services for the CMV until May 2001. Mining services revenue recognized by the Company (before intercompany eliminations) was $1,729 for the year ended December 31, 2001.

For the years ended December 31, 2003, 2002 and 2001, approximately $1,509, $1,441 and $1,859, respectively, in interest and commitment fees were paid to Leucadia under the Credit Facility. For the years ended December 31, 2003, 2002 and 2001, approximately $1,487, $1,417 and $1,836, respectively, in interest relating to the Las Cruces project was capitalized.

17. STOCK PLANS

Stock Option Plan for Non-Employee Directors—The Company had 180,000 authorized options in a non-employee director stock option plan, which expired on December 17, 2003. As of December 31, 2003, 15,000 non-employee director stock options are outstanding. These options were awarded at 50% of the fair market value of the stock on the date of the award and expire 10 years after the date of grant. Compensation expense was recognized equally over the three year vesting period. Because this plan has expired, no further options may be granted.

Stock Incentive Plan for Non-Employee Directors—The Company has 500,000 authorized options in a non-employee director stock incentive plan. As of December 31, 2003, 5,000 non-employee director stock options are outstanding and 465,000 non-employee director stock options are available for grant under the plan. The exercise price, vesting period and expiration date of options granted under the plan are determined by the Executive Committee of the Board of Directors of the Company.

Stock Incentive Plan—The Company has a stock incentive plan which allows for a maximum of 2,500,000 options to be awarded. Options granted under the stock incentive plan have an exercise price equal to the fair market value of the stock on the date of grant, vest over one to three years and expire 10 years after the date of grant.

MK RESOURCES COMPANY

Notes to Consolidated Financial Statements—(Continued)

(for the years ended December 31, 2003, 2002 and 2001)

(Thousands of dollars except share data)

The following table summarizes the activities for the Company’s three stock plans:

	Number of Options	Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price

Balance, December 31, 2000	2,215,000	$1.66	2,090,000	$1.70
Granted	—	—	—	—
Exercised	—	—	—	—
Vested during year	—	—	50,000	.93
Cancelled	(250,000)	1.58	(250,000)	1.58

Balance, December 31, 2001	1,965,000	$1.66	1,890,000	$1.69
Granted	100,000	.58	—	—
Exercised	—	—	—	—
Vested during year	—	—	50,000	.93
Cancelled	(30,000)	2.91	(30,000)	2.91

Balance, December 31, 2002	2,035,000	$1.59	1,910,000	$1.65
Granted	5,000	1.40	—	—
Exercised	—	—	—	—
Vested during year	—	—	62,500	.73
Cancelled	(145,000)	1.56	(120,000)	1.77

Balance, December 31, 2003	1,895,000	$1.59	1,852,500	$1.62

The following table summarizes information for options outstanding and exercisable at December 31, 2003:

	Options Outstanding			Options Exercisable
Range of Prices	Number	Weighted Average Remaining Life	Weighted Average Exercise Price	Number	Weighted Average Remaining Life	Weighted Average Exercise Price

$0.58-1.22	225,000	6.67	$0.75	187,500	6.20	$0.79
$1.23-1.83	1,655,000	3.02	1.70	1,650,000	3.06	1.70
$1.84-2.79	15,000	1.00	2.72	15,000	1.00	2.72
$2.80-3.09	—	—	—	—	—	—

$0.81-3.09	1,895,000	3.44	$1.59	1,852,500	3.36	$1.62

The fair value of stock-based awards to employees and directors is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Year Ended December 31,
	2003	2002	2001

Risk-free interest rate	0.0384	0.0449	0.0634
Expected life	7 years	7 years	7 years
Expected volatility	0.2	0.2	0.2

MK RESOURCES COMPANY

Notes to Consolidated Financial Statements—(Continued)

(for the years ended December 31, 2003, 2002 and 2001)

(Thousands of dollars except share data)

The weighted average fair value of options granted during the years ended December 31, 2003, 2002 and 2001 is as follows:

Options with an exercise price equal to the market price on the grant date:

	Year Ended December 31,
	2003	2002	2001

Fair value of each option granted	$1.40	$0.58	$—
Total number of options granted	5,000	100,000	—
Total fair value of all options granted	$7,000	$57,500	$—

Options with an exercise price less than the market price on the grant date:

Year Ended December 31,
	2003	2002	2001

Fair value of each option granted	$—	$—	$—
Total number of options granted	—	—	—
Total fair value of all options granted	$—	$—	$—

MK Resources Company

61,000,000 Shares

Common Stock

PROSPECTUS

, 2004

CIBC World Markets

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus regardless of the time of delivery of this prospectus or of any sale of our common stock.

Alternate Page for Canadian Prospectus

A copy of this preliminary prospectus has been filed with the securities regulatory authorities in the provinces and territories of Canada but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the prospectus is obtained from the securities regulatory authorities.

This preliminary prospectus has been filed under procedures in each of the provinces and territories of Canada that permit certain information about these securities to be determined after the prospectus has become final and that permit the omission of that information from this prospectus. The procedures require the delivery to purchasers of a supplemented PREP prospectus containing the omitted information within a specified period of time after agreeing to purchase any of these securities. All disclosure contained in the supplemented PREP prospectus that is not contained in the base PREP prospectus will be incorporated by reference into the base PREP prospectus as of the date of the supplemented PREP prospectus.

No Canadian or United States securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This preliminary prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and only by persons permitted to sell these securities in those jurisdictions. The company has filed a registration statement on Form S-1 with the United States Securities and Exchange Commission, under the United States Securities Act of 1933, as amended, with respect to these securities. See “Underwriting.”

Preliminary Base PREP Prospectus

Initial Public Offering	June 10, 2004

MK RESOURCES COMPANY

US$ •

61,000,000 Shares of Common Stock

This is an offering of shares of common stock of MK Resources Company (unless otherwise noted, the terms “we,” “our,” “us” and the “Company” refer to MK Resources Company and its subsidiaries). We are offering 61,000,000 shares of common stock. Our shares of common stock are quoted on the OTC Bulletin Board under the symbol “MKAU.” On June 8, 2004, the closing bid price of our shares as reported on the OTC Bulletin Board was US$2.65.

Our shares are being offered in Canada by CIBC World Markets Inc. (the “Canadian underwriter”) and in the United States by CIBC World Markets Corp. (collectively, the “underwriters”).

We have applied to list our common stock in U.S. dollars on the American Stock Exchange and in Canadian dollars on the Toronto Stock Exchange under the symbol “MKA”. Listing our common stock on either exchange will be subject to meeting their respective minimum listing requirements.

Investing in our shares of common stock involves risks. See “Risk Factors”.

Price: US$• per Share

	Price to the Public(1)	Underwriting Discount	Net Proceeds to MK Resources Company(2)
Per Share	US$•	US$•	US$•
Total (3)	US$•	US$•	US$•

Notes:

(1)	The offering price of the shares has been determined by negotiation between us and the underwriters.
(2)	Before deducting the expenses of the offering estimated in the aggregate to be US$• which, together with the underwriting discount, will be paid out of the proceeds of the offering.
(3)	We have granted the underwriters an over-allotment option, exercisable within 30 days following the date of this prospectus, to purchase an aggregate of up to 9,150,000 shares of common stock on the same terms as set forth above to cover over-allotments, if any. If the underwriters exercise the over-allotment option in full, the total number of shares offered under the offering will be 70,150,000, the total “Price to the Public” will be US$•, the total “Underwriting Discount” will be US$• and the total “Net Proceeds to MK Resources Company” will be US$•. This prospectus qualifies the distribution of 61,000,000 shares, the over-allotment option and the distribution of any shares issuable on exercise of the over-allotment option.
(4)	This prospectus also qualifies the distribution of shares issuable on potential conversion of our debt to Leucadia National Corporation. See “Prospectus Summary—The Offering.”

Alternate Page for Canadian Prospectus

The Canadian underwriter, as principal, conditionally offers the shares subject to prior sale, if, as and when issued and sold by us and accepted by the underwriters in accordance with the conditions contained in the underwriting agreement referred to under “Underwriting” and subject to the approval of certain legal matters on behalf of us by Weil, Gotshal & Manges LLP with respect to matters of U.S. law and Fasken Martineau DuMoulin LLP with respect to matters of Canadian law and on behalf of the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP with respect to matters of U.S. law and Stikeman Elliott LLP with respect to matters of Canadian law.

Subject to applicable laws and in connection with the offering of these securities, the underwriters may effect transactions which stabilize or maintain the market price of the securities at levels other than those which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time. See “Underwriting”.

Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is intended that the closing of this offering will occur on or about •, 2004 or such other date as may be agreed upon by us and the underwriters but not later than •, 2004 and that certificates evidencing the shares will be available for delivery at closing.

We are incorporated under the laws of a foreign jurisdiction and reside outside of Canada. Although we have appointed FMD Service (Ontario) Inc., Suite 3600, 66 Wellington Street West, Toronto, Ontario, M5K 1N6, as our agent for service of process in Ontario it may not be possible for investors to collect from us judgments obtained in courts in Canada predicated on the civil liability provisions of securities legislation.

Alternate Page for Canadian Prospectus

Notice to Investors

Our consolidated financial statements included in this prospectus have been prepared in accordance with United States generally accepted accounting principles which, as applied to us, differ in certain respects from Canadian generally accepted accounting principles, as described in Note 18 to our audited consolidated annual financial statements and in Note 11 to our unaudited consolidated interim financial statements included in this prospectus. See “Index to Consolidated Financial Statements”. Throughout this prospectus, unless otherwise indicated, all references to generally accepted accounting principles (GAAP) are to U.S. generally accepted accounting principles.

We and our insiders are exempt from certain statutory financial and reporting requirements under Canadian securities legislation. Consequently, we will file with the applicable Canadian securities regulatory authorities all documents required to be filed with the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). This means that you will receive copies of disclosure material prepared in accordance with the requirements of the Exchange Act.

Unless otherwise stated, the information in the sections “Prospectus Summary—Our Company—Reserves,” “Prospectus Summary—Our Company—Project Feasibility” and “Business—Las Cruces Project” is summarized or extracted from the “CNI 43-101 Technical Report Las Cruces Copper Project, Southern Spain” dated June 8, 2004 (the “Technical Report”) prepared by Pincock, Allen & Holt (“PAH”). Each of Richard Addison, Gerald D. Crawford, Nelson D. King and Mark G. Stevens is an employee of PAH who participated in the preparation of the Technical Report and each of whom is a “Qualified Person,” as defined in National Instrument 43-101 of the Canadian Securities Administrators (“NI 43-101”). PAH and the authors of the Technical Report are independent of us within the meaning of NI 43-101. The Technical Report was prepared in accordance with the requirements of NI 43-101.

Portions of the information in the sections “Prospectus Summary—Our Company—Reserves,” “Prospectus Summary—Our Company—Project Feasibility” and “Business—Las Cruces Project” are based on assumptions, qualifications and procedures which are set out only in the full Technical Report. For a complete description of assumptions, qualifications and procedures associated with such information, reference should be made to the full text of the Technical Report which is available for review on the System for Electronic Document Analysis and Retrieval (“SEDAR”) located at the following website: www.sedar.com. Alternatively, the Technical Report may be inspected during normal business hours at the offices of Fasken Martineau DuMoulin LLP, Suite 4200, Toronto Dominion Bank Tower, 66 Wellington Street West, Toronto, Ontario, during the period of distribution of our common stock and for 30 days thereafter.

Currency and Exchange Rate Information

In this prospectus, references to “$”, “US$”, “dollars” and “US dollars” are to the lawful currency of the United States, references to “€” and to “euros” are to currency of the European Union and references to “Cdn.$” and “Canadian dollars” are to the lawful currency of Canada. All dollar amounts herein are in US dollars, unless otherwise stated.

US$ versus Cdn.$

Our financial statements included in this prospectus are presented in US dollars. On June 1, 2004, the rate payable in Canadian dollars for each US$1.00 based on the Bank of Canada noon rate was Cdn.$1.3685. The low, high, end of period and average rates for each period indicated, in Canadian dollars for each US$1.00, based on the Bank of Canada noon rate were as follows:

	Year ended December 31,					Three months ended March 31,
	1999	2000	2001	2002	2003	2003	2004
Low	$1.4433	$1.4341	$1.4936	$1.5110	$1.2924	$1.4656	$1.2692
High	1.5298	1.5593	1.6021	1.6132	1.5747	1.5747	1.3476
End of Period	1.4433	1.5002	1.5926	1.5796	1.2924	1.4693	1.3105
Average	1.4858	1.4852	1.5484	1.5704	1.4015	1.5102	1.3179

Alternate Page for Canadian Prospectus

Euro versus Cdn.$

Various amounts quoted in this prospectus are quoted in euros. On June 1, 2004, the closing rate payable in Canadian dollars for each euro as reported by Bloomberg was Cdn.$1.6757. The low, high, end of period and average rates, in Canadian dollars for each €1.00, for each period indicated, as reported by Bloomberg, were as follows:

	Year ended December 31,					Three Months ended March 31,
	1999	2000	2001	2002	2003	2003	2004
Low	$1.4557	$1.2548	$1.2656	$1.3656	$1.4958	$1.5636	$1.5900
High	1.8047	1.5064	1.4585	1.6513	1.6567	1.6567	1.6932
End of Period	1.4557	1.4129	1.4172	1.6491	1.6312	1.6012	1.6124
Average	1.5840	1.3710	1.3877	1.4847	1.5820	1.6199	1.6460

Alternate Page for Canadian Prospectus

Certain Canadian Federal Income Tax Considerations

In the opinion of Fasken Martineau DuMoulin LLP, Canadian legal counsel to the Company, and Stikeman Elliott LLP, Canadian legal counsel to the underwriters, the following is a summary, as of the date hereof, of the principal Canadian federal income tax considerations generally applicable to a prospective holder of shares acquired pursuant to this prospectus who, for purposes of the Income Tax Act (Canada) (the “Tax Act”) and the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital (the “US Tax Treaty”), and at all relevant times, is or is deemed to be a resident of Canada, will hold such shares as capital property, and deals at arm’s length and is not affiliated with the Company (a “Canadian Holder”). This summary does not apply to a Canadian Holder in respect of whom the Company is or will be a foreign affiliate within the meaning of the Tax Act. Also, this summary does not apply to a Canadian Holder that is a financial institution for purposes of the mark-to-market rules in the Tax Act.

The shares will generally be considered to be capital property to a Canadian Holder unless such shares are held or were acquired in the course of carrying on a business or such shares are held or were acquired in a transaction considered to be an adventure in the nature of trade. Canadian Holders who do not hold their shares as capital property should consult their own tax advisors regarding their particular circumstances.

This summary is based on the current provisions of the Tax Act and the regulations (the “Regulations”) thereunder, the US Tax Treaty, all specific proposals to amend the Tax Act, the Regulations and the US Tax Treaty publicly announced by or on behalf of the Minister of Finance prior to the date hereof (the “Tax Proposals”) and counsel’s understanding of the current administrative practices published by the Canada Revenue Agency. No assurance can be given that the Tax Proposals will be enacted in the form proposed, or at all. Except for the Tax Proposals, this summary does not take into account or anticipate any other changes in law or administrative practices, whether by judicial, governmental or legislative action or decision, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ significantly from the Canadian federal income tax considerations described herein.

This summary is of a general nature only and is not intended to be, and should not be construed to be, legal or tax advice to any particular Canadian Holder. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, Canadian Holders should consult their own tax advisors with respect to their particular circumstances.

Amounts denominated in U.S. dollars relating to the acquisition, holding and disposition of shares must be converted into Canadian dollars based on the exchange rate generally prevailing at the time such amounts arise for purposes of computing income under the Tax Act.

Dividends on Shares

Dividends on shares, including the amount of any taxes withheld in respect thereof, will be required to be included in the Canadian Holder’s income for the taxation year in which such dividends are received by the Canadian Holder. Such amounts received by a Canadian Holder that is an individual will not be subject to the gross-up and dividend tax credit rules generally applicable to taxable dividends received from taxable Canadian corporations. A Canadian Holder that is a corporation will include such amounts in computing its income and generally will not be entitled to deduct such amounts in computing its taxable income. A Canadian Holder that is a Canadian-controlled private corporation (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6 2/3% on such amounts. U.S. withholding tax on dividends may give rise to a Canadian Holder’s entitlement to claim a foreign tax credit against the Canadian Holder’s Canadian federal income taxes or a deduction in computing such holder’s income, in the circumstances and to the extent provided in the Tax Act. Canadian Holders are advised to consult their own tax advisors with respect to the availability of a credit or deduction to them for U.S. withholding tax.

Alternate Page for Canadian Prospectus

Disposition of Shares

A Canadian Holder who disposes or is deemed to dispose of shares will generally realize a capital gain (or a capital loss) equal to the amount, if any, by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of such shares to the Canadian Holder.

One-half of any capital gain (a “taxable capital gain”) realized on the disposition of shares will be included in the Canadian Holder’s income for the year of disposition. One-half of any capital loss so realized (an “allowable capital loss”) is required to be deducted by the Canadian Holder against taxable capital gains for the year of disposition. Any excess of allowable capital losses over taxable capital gains of the Canadian Holder for the year of disposition may be carried back up to three taxation years or forward indefinitely and deducted against net taxable capital gains in those other years to the extent and in the circumstances prescribed in the Tax Act.

Capital gains realized by an individual and certain trusts may give rise to alternative minimum tax under the Tax Act. A Canadian Holder that is a Canadian-controlled private corporation may be liable to pay an additional refundable tax of 6 2/3% on taxable capital gains.

Foreign Investment Entity Tax Proposals

On October 30, 2003, revised Tax Proposals were released regarding the taxation of certain interests held by Canadian residents in certain non-resident entities, which will be applicable for taxation years commencing after 2002 (the “FIE Proposals”). If the FIE Proposals are enacted as proposed, where a Canadian resident holds shares, other than shares that are an “exempt interest”, in a corporation that constitutes a “foreign investment entity” at the corporation’s taxation year-end, the Canadian resident generally will be required to either (i) include in income for the Canadian resident’s taxation year that includes such year-end an amount determined as a prescribed percentage of the Canadian resident’s designated cost of such shares at the end of each month ending in the Canadian resident’s taxation year at which time the shares were held by the Canadian resident, or (ii) in certain circumstances, include in (or deduct from) income on an annual basis any increase (or decrease) in the value of that interest. The Company will not be a foreign investment entity at the end of its taxation year if, at that time, the carrying value of all of its investment property is not greater than one-half of the “carrying value” of all of its property, or if its principal undertaking is not an “investment business”, within the meaning of those terms in the FIE Proposals. Based in part on a certificate from an officer of the Company, counsel is of the view that the Company is not currently a “foreign investment entity” within the meaning of the FIE Proposals; however, no assurances can be given in this regard or as to its status in the future.

In any event, the FIE Proposals will not apply in a taxation year of a Canadian Holder, if at the end of the taxation year of the Company that ends in such year the shares of the Company are an “exempt interest”. The shares will constitute an exempt interest at a particular time if:

(a)	it is reasonable to conclude that the Canadian Holder has, at that time, no “tax avoidance motive” (within the meaning of the FIE Proposals) in respect of the shares;

(b)	throughout the period, in the Company’s taxation year that includes that time, during which the Canadian Holder held the shares, either (i) the Company is governed by and exists under the laws of the U.S., and is a resident of the U.S. for purposes of the U.S. Treaty, or (ii) the Company is resident of the U.S. for purposes of the Tax Act and the shares are listed on a prescribed stock exchange (which includes the American Stock Exchange and the Toronto Stock Exchange); and

(c)	throughout such period, the shares are an “arm’s length interest” of the Canadian Holder within the meaning of the FIE Proposals.

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The determination of whether a Canadian Holder will have a tax avoidance motive in respect of the shares within the meaning of the FIE Proposals will depend upon the particular circumstances of the Canadian Holder. Based upon a certificate of an officer of the Company, counsel is of the view that shares of the common stock of the Company would, as at the date hereof, qualify as an arm’s length interest in respect of a Canadian Holder for purposes of the FIE Proposals, so long as the aggregate fair market value of all shares of the Company’s common stock that are held by the Canadian Holder, or an entity or individual with whom the Canadian Holder does not deal at arm’s length, does not exceed 10% of the fair market value of all shares of the Company’s common stock. However, no assurances can be given that shares of the Company will qualify as an arm’s length interest at any time in the future.

Foreign Property Information Reporting

A Canadian Holder that is a “specified Canadian entity” for a taxation year or a fiscal period and whose total cost amount of “specified foreign property”, including shares of the Company, at any time in the year or fiscal period exceeds Cdn.$100,000 (as such terms are defined in the Tax Act) will be required to file an information return for the year or period disclosing prescribed information. Subject to certain exceptions, a Canadian Holder in the year will generally be a specified Canadian entity. Canadian Holders should consult their own tax advisors about whether they must comply with these rules.

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Eligibility for Investment

In the opinion of Fasken Martineau DuMoulin LLP, Canadian legal counsel to the Company and Stikeman Elliott LLP, Canadian legal counsel to the underwriters, if and when the shares of common stock of MK Gold Company are listed on a prescribed stock exchange within the meaning of the Tax Act, which includes the Toronto Stock Exchange and the American Stock Exchange, such shares will be qualified investments under the Tax Act, for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans. Shares of the common stock of the Company will be “foreign property” for purposes of rules in the Tax Act that restrict the amount of foreign property that may be held by certain taxpayers to, generally, 30% (based on cost amount for purposes of the Tax Act) of all such taxpayer’s property. Such Canadian Holders are advised to consult their own advisors in this regard.

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Material Contracts

The following are the only material contracts, other than contracts entered into in the ordinary course of business, which have been entered into by us within the past two years or which are proposed to be entered into:

•	Underwriting Agreement dated as of •, 2004 among us and the underwriters.

Copies of this agreement may be examined at our head and principal office or at the office of Fasken Martineau DuMoulin LLP, Suite 4200, Toronto Dominion Bank Tower, 66 Wellington Street West, Toronto, Ontario, Canada, M5K 1N6 during normal business hours during the course of distribution to the public of our shares and for 30 days after the distribution is completed.

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Experts

The estimates of our proven and probable reserves have been included in this prospectus in reliance upon the Technical Report of PAH. Information of an economic, scientific or technical nature in respect of the Las Cruces project is included in this prospectus based upon the Technical Report. Each of Richard Addison, Gerald D. Crawford, Nelson D. King and Mark G. Stevens participated on behalf of PAH in the preparation of the Technical Report and each of whom is a “qualified person” for purposes of NI 43-101. PAH is independent of us, as are its employees who participated in the preparation of the Technical Report, within the meaning of NI 43-101.

Purchasers’ Statutory Rights

Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces and territories, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for the particulars of these rights or consult with a legal adviser.

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MK RESOURCES COMPANY

Notes to Consolidated Financial Statements—(Continued)

(for the three months ended March 31, 2004)

(Thousands of dollars except share data)

NOTE 11. CANADIAN GENERALLY ACCEPTED ACCOUNTING DIFFERENCES

For Canadian reporting purposes the Company is required to reconcile its results to Canadian generally accepted accounting principles. There have been no differences identified which affect reported consolidated net income (loss) or cash flows for the three month periods ended March 31, 2004 and 2003. Canadian accounting rules do not recognize accumulated comprehensive income. This balance sheet caption would be replaced with a line “Deferred Translation Adjustment” that would incorporate only the unrealized foreign exchange gains of $8,684 and $2,989 at March 31, 2004 and 2003 respectively. In addition, under Canadian accounting rules, marketable securities are carried at cost and not adjusted to fair market value at period end. Under Canadian accounting rules, the marketable equity securities would be increased by $11 at March 31, 2004 and reduced by $295 at December 31, 2003, and the related accumulated other comprehensive income (loss) would be eliminated.

Additionally, commencing in the first quarter of 2004 Canadian accounting principles require the recognition as a charge to income of the amounts attributed to employee stock options in the all periods subsequent to December 31, 2003. These amounts are disclosed on a pro forma effect in Note 1.

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of MK Resources Company (formerly MK Gold Company):

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders’ equity and of cash flows present fairly, in all material respects, the financial position of MK Resources Company (a majority-owned subsidiary of Leucadia National Corporation) and its subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States), which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Salt Lake City, Utah

March 1, 2004, except for Note 18, as to which the date is May 27, 2004

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MK RESOURCES COMPANY

Notes to Consolidated Financial Statements—(Continued)

(for the years ended December 31, 2003, 2002 and 2001)

(Thousands of dollars except share data)

NOTE 18. CANADIAN GENERALLY ACCEPTED ACCOUNTING DIFFERENCES

For Canadian reporting purposes the Company is required to reconcile its results to Canadian generally accepted accounting principles. There have been no differences identified which affect reported consolidated net income (loss) or cash flows for the three years ended December 31, 2003. Canadian accounting rules do not recognize accumulated comprehensive income. This balance sheet caption would be replaced with a line “Deferred Translation Adjustment” that would incorporate only the unrealized foreign exchange gains of $10,133 and $1,253 at December 31, 2003 and 2002 respectively. In addition, under Canadian accounting rules, marketable securities are carried at cost and not adjusted to fair market value at period end. Under Canadian accounting rules, the marketable equity securities would be reduced by $295 and increased by $66 at December 31, 2003 and 2002 respectively, and the related accumulated other comprehensive income (loss) would be eliminated.

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Certificate of the Company

Date: June 10, 2004

This prospectus, together with the documents and information incorporated herein by reference, will, as of the date of the supplemented prospectus providing the information permitted to be omitted from this prospectus, constitute full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by Part 9 of the Securities Act (British Columbia), Part 9 of the Securities Act (Alberta), Part XI of The Securities Act, 1988 (Saskatchewan), Part VII of The Securities Act (Manitoba), Part XV of the Securities Act (Ontario), Section 13 of the Security Frauds Prevention Act (New Brunswick), Section 63 of the Securities Act (Nova Scotia), Part II of the Securities Act (Prince Edward Island) and Part XIV of the Securities Act (Newfoundland and Labrador), Part 3 of the Securities Act (Yukon Territory), the Securities Act (Nunavut) and the Securities Act (Northwest Territories) and the respective regulations thereunder. For the purpose of the Province of Québec, this prospectus will as of the date of the supplemented prospectus contain no misrepresentation likely to affect the value or the market price of the securities to be distributed.

(Signed) G. Frank Joklik Chairman of the Board and Chief Executive Officer	(Signed) John C. Farmer Chief Financial Officer, Secretary and Treasurer

On behalf of the Board of Directors
(Signed) G. Robert Durham Director	(Signed) James P. Miscoll Director

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Certificate of the Underwriter

Date: June 10, 2004

To the best of our knowledge, information and belief, this prospectus, together with the documents incorporated herein by reference, will, as of the date of the supplemented prospectus providing the information permitted to be omitted from this prospectus, constitute full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by Part 9 of the Securities Act (British Columbia), Part 9 of the Securities Act (Alberta), Part XI of The Securities Act, 1988 (Saskatchewan), Part VII of The Securities Act (Manitoba), Part XV of the Securities Act (Ontario), Section 13 of the Security Frauds Prevention Act (New Brunswick), Section 64 of the Securities Act (Nova Scotia), Part II of the Securities Act (Prince Edward Island) and Part XIV of the Securities Act (Newfoundland and Labrador), Part 3 of the Securities Act (Yukon Territory), the Securities Act (Nunavut) and the Securities Act (Northwest Territories) and the respective regulations thereunder. For the purpose of the Province of Québec, to our knowledge, this prospectus will as of the date of the supplemented prospectus contain no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

CIBC WORLD MARKETS INC.

(Signed) David A. Scott

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth the expenses (other than the underwriting discount) expected to be incurred by the Registrant while issuing and distributing the securities registered pursuant to this Registration Statement. All amounts other than the SEC registration fee, NASD filing fee, American Stock Exchange listing fee and Toronto Stock Exchange listing fee are estimates.

U.S. registration fee		$23,376
Canadian registration and filing fees		15,900
NASD filing fee		18,950
American Stock Exchange listing fee		65,000
Toronto Stock Exchange listing fee		121,815
Legal fees and expenses		*
Accounting fees and expenses		*
Printing and engraving		*
Engineering fees		*
Blue sky fees and expenses (including legal fees)		*
Transfer agent fees		*
Miscellaneous		*

Total	$	*

*	To be provided by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 145 of the Delaware General Corporation Law permits indemnification of the Registrant’s officers and directors under certain conditions and subject to certain limitations. Section 145 of the Delaware General Corporation Law also provides that a corporation has the power to purchase and maintain insurance on behalf of its officers and directors against any liability asserted against such person and incurred by him or her in such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liability under the provisions of Section 145 of the Delaware General Corporation Law.

The Ninth Article of the Registrant’s Articles of Incorporation provides that each person who is serving or has agreed to serve as a director or officer of the Registrant will be indemnified by the Registrant to the full extent permitted by the Delaware General Corporation Law and will be entitled to advancement of any expenses.

The Tenth Article of the Registrant’s Articles of Incorporation provides that each person who is or was serving or who had agreed to serve as a director or officer of the Registrant will be indemnified by the Registrant to the full extent permitted by the Delaware General Corporation Law or any other applicable law.

The Bylaws provides that the Registrant will to the fullest extent permitted by applicable law as then in effect indemnify any person who is or was involved in any manner or is threatened to be made so involved in any threatened, pending, or completed investigation, claim, action, suit, or proceeding, whether civil, criminal, administrative, or investigative by reason of the fact that such person is or was serving or had agreed to serve as a director or officer of the Registrant, or anything done or not by such person in any such capacity, against all expenses, judgments, fines, and amounts paid in settlement actually and reasonably incurred by such person in connection with such proceeding. Any indemnification and advancement of expenses will, unless otherwise provided when authorized or ratified, continue as to a person who is no longer a director or officer.

The Registrant’s directors and officers are covered by a directors’ and officers’ liability insurance policy held by the Registrant’s parent, Leucadia National Corporation.

The underwriting agreement (Exhibit 1.1 hereto) contains provisions pursuant to which the underwriters have agreed to indemnify the Registrant, each person, if any, who controls the Registrant within the meaning of Section 15 of the Securities Act, each director of the Registrant, and each officer of the Registrant who signs this registration statement, with respect to information furnished in writing by or on behalf of the underwriters for use in the registration statement.

ITEM 15: RECENT SALES OF UNREGISTERED SECURITIES

None.

ITEM 16: EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Exhibits:

The following exhibits are filed pursuant to Item 601 of Regulation S-K.

Exhibit Number	Exhibit

1.1	Form of Underwriting Agreement.*

3.1	Certificate of Incorporation of the Registrant (filed as Exhibit 3.1 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended March 31, 1996 (SEC File No. 0-23042) and incorporated herein by reference).

3.2	Certificate of Amendment of Certificate of Incorporation of the Registrant (filed as Exhibit 3.2 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2000 (SEC File No. 0-23042) and incorporated herein by reference).

3.3	Certificate of Amendment of Certificate of Incorporation of the Registrant (filed as Exhibit 3.1 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004 (SEC File No. 0-23042) and incorporated herein by reference).

3.4	Bylaws of the Registrant (filed as Exhibit 3.1 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended March 31, 1996 (SEC File No. 0-23042) and incorporated herein by reference).

4.1	Form of Common Stock Certificate.*

4.2	Stock Purchase Agreement, dated as of September 1, 1999, between the Registrant and Leucadia National Corporation (filed as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K dated September 1, 1999 (SEC File No. 0-23042) and incorporated herein by reference).

5.1	Opinion of Weil, Gotshal & Manges LLP.*

10.1	Form of Indemnification Agreement to be entered into with Officers and Directors of the Registrant (filed as Exhibit 10.1 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended March 31, 1995 (SEC File No. 0-23042) and incorporated herein by reference).

10.2	Castle Mountain Venture Contract Mining Agreement (filed as Exhibit 10.39 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended March 31, 1996 (SEC File No. 0-23042) and incorporated herein by reference).

10.3	Castle Mountain Joint Venture Agreement (filed as Exhibit 10.3 to the Registrant’s Registration Statement on Form S-1 filed on October 14, 1993 (Registration No. 33-70348) and incorporated herein by reference).

10.4	Settlement Agreement, dated December 19, 1995, between Viceroy Gold Corporation, the Registrant and the Castle Mountain Venture (filed as Exhibit 10.37 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended March 31, 1996 (SEC File No. 0-23042) and incorporated herein by reference).

Exhibit Number	Exhibit

10.5	Amendment No. 2 to Castle Mountain Venture Agreement, dated December 19, 1995, between the Registrant and Viceroy Gold Corporation (filed as Exhibit 10.38 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended March 31, 1996 (SEC File No. 0-23042) and incorporated herein by reference).

10.6	American Girl Venture Agreement (filed as Exhibit 10.4 to the Registrant’s Registration Statement on Form S-1 dated October 14, 1993 (Registration No. 33-70348) and incorporated herein by reference).

10.7	Oro Cruz Memorandum of Understanding (Memorandum of Agreement) (filed as Exhibit 10.5 to the Registrant’s Registration Statement on Form S-1 dated October 14, 1993 (Registration No. 33-70348) and incorporated herein by reference).

10.8	Representative Arrangement with Johnson Mathey & Co. (filed as Exhibit 10.19 to the Registrant’s Registration Statement on Form S-1 dated October 14, 1993 (Registration No. 33-70348) and incorporated herein by reference).

10.9	American Girl Amended and Restated Mining Joint Venture Agreement, dated January 1, 1994 (filed as Exhibit 10.20 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended March 31, 1995 (SEC File No. 0-23042) and incorporated herein by reference).

10.10	Credit Agreement, effective as of March 1, 1998, between Leucadia National Corporation and MK Gold Company (filed as Exhibit 10.14 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 1997 (SEC File No. 0-23042) and incorporated herein by reference).

10.11	Amended and Restated MK Gold Company Executive Incentive Plan, dated January 9, 1995 (filed as Exhibit 10.28 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended March 31, 1995 (SEC File No. 0-23042) and incorporated herein by reference).

10.12	List of additional signers of the Indemnification Agreement submitted under Exhibit 10.1 (filed as Exhibit 10.31 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended March 31, 1996 (SEC File No. 0-23042) and incorporated herein by reference).

10.13	Stock Incentive Plan, as approved and amended by stockholders through August 5, 1996 (filed as Exhibit 10.22 to the Registrant’s Transition Report on Form 10-K for the transition period from April 1, 1996 to December 31, 1996 (SEC File No. 0-23042) and incorporated herein by reference).

10.14	Amendment No. 1 to Credit Agreement, dated as of March 1, 2000, between MK Gold Company and Leucadia National Corporation (filed as Exhibit 10.20 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 1999 (SEC File No. 0-23042) and incorporated herein by reference).

10.15	Amendment No. 2 to Credit Agreement, dated as of October 17, 2000, between MK Gold Company and Leucadia National Corporation (filed as Exhibit 10.21 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2000 (SEC File No. 0-23042) and incorporated herein by reference).

10.16	Amendment No. 3 to Credit Agreement, dated as of December 31, 2000, between MK Gold Company and Leucadia National Corporation (filed as Exhibit 10.22 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2000 (SEC File No. 0-23042) and incorporated herein by reference).

10.17	Amended and Restated MK Gold Company Stock Option Plan for Non-Employee Directors, dated August 14, 2000 (filed as Exhibit 10 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2001 (SEC File No. 0-23042) and incorporated herein by reference).

10.18	Amendment No. 4 to Credit Agreement, dated as of April 1, 2001, between MK Gold Company and Leucadia National Corporation (filed as Exhibit 10 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2001 (SEC File No. 0-23042) and incorporated herein by reference).

Exhibit Number	Exhibit

10.19	Amendment No. 5 to Credit Agreement, dated as of July 1, 2001, between MK Gold Company and Leucadia National Corporation (filed as Exhibit 10 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2001 (SEC File No. 0-23042) and incorporated herein by reference).

10.20	Amendment No. 6 to Credit Agreement, dated as of September 30, 2002, between MK Gold Company and Leucadia National Corporation (filed as Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2002 (SEC File No. 0-23042) and incorporated herein by reference).

10.21	Amendment No. 7 to Credit Agreement, dated as of January 2, 2003, between MK Gold Company and Leucadia National Corporation (filed as Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 (SEC File No. 0-23042) and incorporated herein by reference).

10.22	MK Gold Company Stock Incentive Plan for Non-Employee Directors, dated September 5, 2003 (filed as Annex A to the Registrant’s Definitive Proxy Statement dated August 7, 2003 (SEC File No. 0-23042) and incorporated herein by reference.)

10.23	Amendment No. 8 to Credit Agreement, dated as of September 12, 2003, between MK Gold Company and Leucadia National Corporation (filed as Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2003 (SEC File No. 0-23042) and incorporated herein by reference).

10.24	Amendment No. 9 to Credit Agreement, dated as of December 31, 2003, between MK Gold Company and Leucadia National Corporation (filed as Exhibit 10.24 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003 (SEC File No. 0-23042) and incorporated herein by reference).

10.25	Amendment No. 10 to Credit Agreement, dated as of March 31, 2004, between MK Gold Company and Leucadia National Corporation (filed as Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004 (SEC File No. 0-23042) and incorporated herein by reference).

10.26	Purchase Agreement dated January 30, 2004 between Cobre Las Cruces, S.A. and Seroncillo, S.L. (filed as Exhibit 10.2 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004 (SEC File No. 0-23042) and incorporated herein by reference).

10.27	Senior Executive Employment Contract dated May 1, 2004 between Cobre Las Cruces, S.A. and Francisco Fernando Fernandez Torres (filed as Exhibit 10.3 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004 (SEC File No. 0-23042) and incorporated herein by reference).

10.28	Sale and Purchase Agreement, dated September 1, 1999, between Rio Tinto Metals Limited and
MK Gold Company (filed as Exhibit 2.1 to the Registrant’s Current Report on Form 8-K filed September 14, 1999 (SEC File No. 0-23042) and incorporated herein by reference).

21.1	Subsidiaries of the Registrant (filed as Exhibit 21 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003 (SEC File No. 0-23042) and incorporated herein by reference).

23.1	Consent of Weil, Gotshal & Manges LLP (included in Exhibit 5.1).

23.2	Consent of PricewaterhouseCoopers LLP.**

23.3	Consent of Pincock, Allen & Holt.**

23.4	Consent of CRU Strategies Limited.**

24.1	Power of Attorney (included on the signature page to this Registration Statement). **

*	To be filed by amendment.
**	Filed herewith.

ITEM 17: UNDERTAKINGS

(a) The undersigned registrant hereby undertakes that:

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(b) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the city of Salt Lake City, state of Utah, on June 10, 2004.

MK RESOURCES COMPANY

By	G. FRANK JOKLIK
G. Frank Joklik
Chairman of the Board and Chief
Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints G. Frank Joklik, Thomas E. Mara and John C. Farmer, or any one of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendment to the Registration Statement, including post-effective amendments, and registration statements filed pursuant to Rule 462 under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and does hereby grant unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below on June 10, 2004 by the following persons on behalf of the registrant in the capacities indicated.

G. FRANK JOKLIK G. Frank Joklik	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)

THOMAS E. MARA Thomas E. Mara	Director and President

JOHN C. FARMER John C. Farmer	Chief Financial Officer, Secretary and Treasurer (Principal Financial and Accounting Officer)

G. ROBERT DURHAM G. Robert Durham	Director

ROBERT R. GILMORE Robert R. Gilmore	Director

JAMES P. MISCOLL James P. Miscoll	Director